Form 20-F
period 2012-03-31
Infinity Cross Border Acquisition Corp
filed 2012-08-15
CIK 1518205

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023
011-972-3-607-5170

(Address of Principal Executive Offices)

Amir Gal-Or

c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023
011-972-3-607-5170

info@infinity-equity.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Ordinary Shares	The Nasdaq Capital Market LLC
Warrants	The Nasdaq Capital Market LLC
Units	The Nasdaq Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 1,437,500 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐  No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐  No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☑     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☑  No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐   No  ☐

INFINITY CROSS BORDER ACQUISITION CORPORATION

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

•	references to “we,” “us,” “our,” “company” or “our company” refer to Infinity Cross Border Acquisition Corporation, formerly known as Infinity China 1 Acquisition Corporation, a company organized under the laws of the British Virgin Islands;

•	references to “founder shares” refer to the 1,437,500 ordinary shares held by our sponsors, officers and directors prior to the offering;

•	references to “initial shareholders'' collectively refers to our sponsors, officers and directors who own the founder shares;

•	references to “Securities Act” are to the United States Securities Act of 1933, as amended, and references to the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

•	references to a ‘FPI” or “FPI status” are references to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

•	references to “initial business combination” and to “business combination” means to acquire, engage in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchase all or substantially all of the assets of, or engage in any other similar business combination with one or more businesses or entities;

•	references to the “Companies Act” or the “Act” mean the BVI Business Companies Act of 2004, as amended, of the British Virgin Islands;

•	References to “EBC” mean EarlyBirdCapital, Inc. the representative of the underwriters of our July 19, 2012 offering;

•	References to “EBC warrants” means the 438,182 warrants that EBC purchased upon consummation of the offering and the exercise of the over-allotment;

•	references to “insider warrants” are to the EBC warrants and sponsor warrants;

•	references to our “management” or our “management team” refer to our officers and directors;

•	references to “public shares” are to ordinary shares sold as part of the units in the offering (whether they were purchased in the offering or thereafter in the open market) and pursuant to exercise of the underwriter’s over-allotment option;

•	references to the “offering” refer to our initial public offering pursuant to the prospectus filed with the Securities and Exchange Commission on July 20, 2012;

•	references to “public shareholders” refer to the holders of our public shares, including our sponsors and management team to the extent our sponsors and/or members of our management team purchase public shares, provided that our sponsors and each member of management shall be considered a “public shareholder” only with respect to any public shares so owned;

•	references to our “sponsors” or the “Infinity I-China Funds” collectively refer to Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P., each of which is a limited partnership; the general partner of each of the aforementioned funds is Infinity-CSVC Partners, Ltd., a Cayman Islands exempted company;

•	references to our “sponsors warrants” mean the 4,381,818 warrants that the sponsors committed to purchase upon completion of the July 19, 2012 offering and the exercise of the over-allotment;

•	references to a “prospectus” are to the Company’s offering prospectus dated July 19, 2012 filed with the United States Securities and Exchange Commission;

•	references to a “target business” are to one or more operating businesses or assets which we may target for an initial business combination;

•	references to the “memorandum and articles of association” refer to our memorandum and articles of association, as amended;

•	references to “repurchased public warrants” are to the public warrants purchased by our initial shareholders or their designees;

•	references to the “18 or 21 month period” refer to the 18 month period beginning from the closing of the offering in which our sponsors, officers and directors have agreed that they must complete a business combination or the 21 month period beginning from the closing of the offering to complete a business combination if a definitive agreement is executed within 18 months from the closing of the offering but the business combination has not been consummated in such period; and

•	all dollar amounts are in U.S. dollars unless otherwise indicated.

i

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•	our potential ability to obtain additional financing to complete our initial business combination;

•	our pool of prospective target businesses;

•	the ability of our officers and directors to generate a number of potential investment opportunities;

•	our public securities’ potential liquidity and trading;

•	the lack of a market for our securities;

•	failure to list or delisting of our securities from Nasdaq or an inability to have our securities listed on Nasdaq following our initial business combination; and

•	our financial performance following the offering.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents to which we refer readers in this Annual Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

 PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data is derived from our audited financial statements as of and for the year ended March 31, 2012. The financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. The statements of operations for the year ended March 31, 2012, for the period from April 6, 2011 (inception) to March 31, 2012; the statements of cash flow for the period from April 6, 2011 (inception) to March 31, 2012; and the balance sheet as of March 31, 2012 are included in this annual report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this annual report. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes included elsewhere in this annual report.

Summary of statement of operation data:

(US$)

April 6, 2011 (date of inception) to March 31, 2012

Revenue	$—
Loss from formation and operating costs	$(27,124)
Net loss attributable to ordinary shareholders	$(27,124)
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.02)

 Summary of statement of cash flow data:

(US$)

April 6, 2011 (date of inception) to March 31, 2012
Cash Flows from Operating Activities
Net cash used in operating activities	$(27,124)
Cash Flows from Investing Activities
Net cash provided by investing activities	$—
Cash Flows from Financing Activities
Net cash provided by financing activities	$27,276

Summary of balance sheet data:

(US$)

March 31, 2012
Cash	$152
Working capital (deficiency) (1)	$(64,624)
Total assets	$62,652
Total shareholders’ equity (deficit)	$(2,124)

(1)	Working capital is calculated as current assets minus current liabilities.

B.  Capitalization and Indebtedness

Not Applicable.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

We are a blank check company in the development stage with no operating history and no revenues, and there is no basis on which to evaluate our ability to achieve our business objective.

We are a blank check company with no operating results. We have commenced searching for our initial business combination following the offering. Because we lack an operating history, there is no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning our initial business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.

Our public shareholders may not be afforded an opportunity to vote on our proposed business combination, unless such vote is required by law or Nasdaq, which means we may consummate our initial business combination even though a majority of our public shareholders do not support such a combination.

We may not hold a shareholder vote before we consummate our initial business combination unless the business combination would require shareholder approval under applicable BVI law or Nasdaq rules or if we decide to hold a shareholder vote for business reasons. Accordingly, we may consummate our initial business combination even if holders of a majority of our public shares do not approve of the business combination we consummate.

The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may enter into a combination agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights, we may not be able to meet such closing condition, and as a result, would not be able to proceed with the business combination. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Our memorandum and articles of association requires us to provide all of our public shareholders with an opportunity to redeem all of their shares in connection with the consummation of any initial business combination, although our initial shareholders have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the consummation of an initial business combination. Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001 or such other amount necessary to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Prospective targets would be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.

The ability of a large number of our shareholders to exercise redemption rights may not allow us to consummate the most desirable business combination or optimize our capital structure.

In connection with the successful consummation of our business combination, we may redeem pursuant to a tender offer up to that number of ordinary shares that would permit us to maintain net tangible assets of $5,000,001. If our business combination requires us to use substantially all of our cash to pay the purchase price, the redemption threshold may be further limited. Alternatively, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expect. If the acquisition involves the issuance of our shares as consideration, we may be required to issue a higher percentage of our shares to the target or its shareholders to make up for the failure to satisfy a minimum cash requirement. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the most attractive business combination available to us.

The requirement that we maintain a minimum net worth or retain a certain amount of cash could increase the probability that our business combination would be unsuccessful and that shareholders would have to wait for liquidation in order to redeem their shares.

If, pursuant to the terms of our proposed business combination, we are required to maintain a minimum net worth or retain a certain amount of cash in trust in order to consummate the business combination and regardless of whether we proceed with redemptions under the tender or proxy rules, the probability that our business combination would be unsuccessful is increased. If our business combination is unsuccessful, shareholders would not receive their pro rata portion of the trust account until we liquidate. If shareholders are in need of immediate liquidity, they could attempt to sell their shares in the open market. In either situation, shareholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with our redemption.

The requirement that we complete our initial business combination by January 25, 2014 (or by April 25, 2014 if a definitive agreement is executed by January 25, 2014 but the business combination has not been consummated within such period) may give potential target businesses leverage over us in negotiating a business combination and may decrease our ability to conduct due diligence on potential business combination targets as we approach our dissolution deadline, which could undermine our ability to consummate our initial business combination on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning our initial business combination will be aware that we must consummate our initial business combination within the 18 or 21 month period. Consequently, such target businesses may obtain leverage over us in negotiating our initial business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to consummate our initial business combination in the 18 or 21 month period in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.

Our sponsors, officers and directors have agreed that we must complete our initial business combination within the 18 or 21 month period. We may not be able to find a suitable target business and consummate our initial business combination within such time period. If we are unable to consummate our initial business combination in the 18 or 21 month period, as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up.

If we are no longer a FPI and seek shareholder approval of our initial business combination, we, our sponsors, directors, officers, advisors and their affiliates may elect to purchase shares from shareholders, in which case we or they may influence a vote in favor of a proposed business combination that you do not support.

If we are no longer a FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we, our sponsors, directors, officers, advisors or their affiliates may enter into privately negotiated transactions to purchase public shares following consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules. Our sponsors, directors, officers, advisors or their affiliates may also purchase shares in privately negotiated transactions (in addition to the open market purchases described herein) either prior to or following the consummation of our initial business combination. Neither we nor our directors, officers, advisors or their affiliates will make any such purchases when we or they are in possession of any material non-public information not disclosed to the seller. Such a purchase would include a contractual acknowledgement that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that we or our sponsors, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Although neither we nor they currently anticipate paying any premium purchase price (over trust value) for such public shares, in the event we or they do, the payment of a premium may not be in the best interest of those shareholders not receiving any such premium. In addition, the payment of a premium by us after the consummation of our initial business combination may not be in the best interest of the remaining shareholders who do not redeem their shares. Such shareholders will experience a reduction in book value per share compared to the value received by shareholders that have their shares purchased by us at a premium. Nevertheless, because any payment of a premium by us will be made only from proceeds released to us from the trust account following completion of a business combination, no such payments will reduce the per share amounts available in the trust account for redemption in connection with the business combination.

The purpose of such purchases would be to: (1) increase the likelihood of obtaining shareholder approval of the business combination or (2) where the purchases are made by our sponsors, directors, officers, advisors or their affiliates, to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. This may result in the consummation of an initial business combination that may not otherwise have been possible and the majority of our shareholders may not approve our initial business combination.

Our purchases of ordinary shares in privately negotiated transactions would reduce the funds available to us after the business combination.

If we are no longer a FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may enter into privately negotiated transactions to purchase shares effective immediately following the consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules with proceeds released to us from the trust account immediately following consummation of the initial business combination. As a consequence of such purchases, the funds in our trust account that are so used will not be available to us after the business combination.

Purchases of ordinary shares or warrants by us or our sponsors, directors, officers, advisors or their affiliates, as applicable, may make it difficult for us to continue to list our securities on a national securities exchange.

If we or our sponsors, directors, officers, advisors or their affiliates purchase ordinary shares in privately negotiated transactions, or if our sponsors make purchases of our public warrants, the public “float” of our securities and the number of beneficial holders of our securities would both be reduced. This may make it difficult to continue the listing of our securities on Nasdaq or another national securities exchange. If the number of public holders of our ordinary shares or warrants falls below 300, we will be non-compliant with the Nasdaq continued listing rules and our securities could be delisted.

Our purchases of ordinary shares in privately negotiated transactions may have negative economic effects on our remaining public shareholders.

If we are no longer a FPI and seek shareholder approval of our business combination and purchase shares in privately negotiated from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account, our remaining public shareholders will bear the economic burden of the taxes payable (as well as, in the case of purchases which occur prior to the consummation of our initial business combination, up to $50,000 of the net interest that may be released to us from the trust account to fund our dissolution expenses in the event we do not complete our initial business combination within the 18 or 21 month period. In addition, our remaining public shareholders following the consummation of our initial business combination will bear the economic burden of the merger/acquisition fees as well as the amount of any premium we may pay to the per-share pro rata portion of the trust account using funds released to us from the trust account following the consummation of the business combination. This is because the shareholders from whom we purchase shares in privately negotiated transactions may receive a per share purchase price payable from the trust account that is not reduced by a pro rata share of the taxes payable on the interest earned by the trust account, up to $50,000 of dissolution expenses or the merger/acquisition fees and, in the case of purchases at a premium, have received such premium.

Shareholders will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate their investments, therefore, shareholders may be forced to sell their public shares, potentially at a loss.

Our public shareholders shall be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event we do not consummate our initial business combination or our liquidation or if they redeem their shares pursuant to a tender offer in connection with an initial business combination that we consummate. In no other circumstances will a shareholder have any right or interest of any kind to the funds in the trust account. Accordingly, to liquidate their investments, shareholders may be forced to sell their public shares, potentially at a loss.

Because we are a FPI, we are exempt from certain SEC requirements that provide shareholders the protection of information that must be made available to shareholders of U.S. public companies.

Because we are a FPI, we are exempt from certain provisions applicable to U.S. public companies, including:

•	The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K;

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	The provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	The sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

As a result of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S. Although we currently have FPI status and are not required to file quarterly reports, we have agreed with the underwriters in the offering to file quarterly reports containing unaudited interim financial statements for each of the first three quarters of each fiscal year on Form 6-K until July 19, 2017 (or until consummation of our initial business combination if a majority of the board of directors after such transaction do not constitute members of our current board).

Shareholders will not be entitled to protections normally afforded to investors of many other blank check companies.

Since the net proceeds of the offering are intended to be used to complete our initial business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, as we are listed on a national securities exchange and have net tangible assets in excess of $5,000,000 and have filed a Form 6-K, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, shareholders will not be afforded the benefits or protections of those rules.

If we are no longer a FPI and we seek shareholder approval of our business combination and we do not conduct redemptions pursuant to the tender offer rules, and if a shareholder or a “group” of shareholders are deemed to hold in excess of 12.5% of our ordinary shares, such shareholders will lose the ability to redeem all shares in excess of 12.5% of our ordinary shares.

If we are no longer a FPI and seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 12.5% of the public shares. Such shareholders will not receive redemption distributions with respect to the excess shares if we consummate our business combination. As a result, such shareholders will continue to hold that number of shares exceeding 12.5% and, in order to dispose of such shares, such shareholders would be required to sell their shares in an open market transaction, potentially at a loss.

Because of our limited resources and the significant competition for business combination opportunities, it may be difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only $8.00 per share on our redemption.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources, or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of the offering, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses and places us at a competitive disadvantage in successfully negotiating our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only $8.00 per share on our redemption.

If the net proceeds of the offering not being held in the trust account, together with the interest in the trust account (net of taxes payable) which may be released to us for working capital purposes, are insufficient to allow us to operate through April 25, 2014, we may be unable to complete our initial business combination.

The funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us, may not be sufficient to allow us to operate through April 25, 2014, assuming that our initial business combination is not consummated during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we are unable to fund such down payments or “no shop” provisions, our ability to close a contemplated transaction could be impaired. Furthermore, if we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

The current low interest rate environment could limit the amount available to fund our search for a target business or businesses and complete our initial business combination since we will depend on interest earned on the trust account to fund our search, to pay our taxes and to complete our initial business combination.

Of the net proceeds obtained in the offering, only $450,000 was available to us initially outside the trust account to fund our working capital requirements. We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital we may need to identify one or more target businesses and to complete our initial business combination, as well as to pay any taxes that we may owe. The current interest rate environment may make it more difficult for us to generate sufficient interest from the proceeds in the trust account to structure, negotiate or close our initial business combination. In such event, we would need to borrow funds from our sponsors or management team to operate or may be forced to liquidate. Neither our sponsors nor our management team are under any obligation to advance funds to us in such circumstances. If we are unable to complete our initial business combination, our public shareholders may only receive $8.00 per share on our redemption.

Subsequent to consummation of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause shareholders to lose some or all of their investment.

Even if we conduct extensive due diligence on a target business with which we combine, this diligence may not reveal all material issues that may be present inside a particular target business or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $8.00 per share.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the required time frame, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $8.00 per share initially held in the trust account, due to claims of such creditors. Our sponsors have agreed that they will be jointly and severally liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a business combination, reduce the amounts in the trust account to below $8.00 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsors will not be responsible to the extent of any liability for such third party claims. However, we have not asked our sponsors to reserve for such indemnification obligations and we cannot assure you that our sponsors would be able to satisfy those obligations. We currently believe that our sponsors are of substantial means and capable of funding a shortfall in our trust account, even though we have not asked them to reserve for such an eventuality. We have not independently verified whether our sponsors have sufficient funds to satisfy the potential indemnity obligation and, therefore, our sponsors may not be able to satisfy such obligation. We believe the likelihood of our sponsors having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Our directors may decide not to enforce indemnification obligations against our sponsors, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below $ 8.00 per share and our sponsors assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our directors would determine whether to take legal action against our sponsors to enforce their indemnification obligations. While we currently expect that our directors would take legal action on our behalf against our sponsors to enforce their indemnification obligations to us, it is possible that our directors in exercising their business judgment may choose not to do so in any particular instance. If our directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $8.00 per share.

If we are deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities.

Each of these restrictions may make it difficult for us to complete our initial business combination. In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to consummate our initial business combination.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We are not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

We are not an entity subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands and the company is not required to observe any restrictions in respect of its conduct save as disclosed in our prospectus or our memorandum and articles of association.

If we are unable to consummate our initial business combination, our public shareholders may be forced to wait up to 21 months before redemption from our trust account.

If we are unable to consummate our initial business combination within the 18 or 21 month period, we will, as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs. Any redemption of public shareholders from the trust account shall be effected automatically by function of our memorandum and articles of association and will occur prior to any voluntary winding up. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

If deemed to be insolvent, distributions, or part of them, may be delayed while the insolvency liquidator determines the extent of potential creditor claims. In these circumstances, prior payments made by the company may be deemed “voidable transactions.”

If we do not complete our initial business combination within the 18 or 21 month period, this will trigger an automatic redemption of public shareholders from the trust account pursuant to our memorandum and articles of association.

However, if at any time we are deemed insolvent for the purposes of the British Virgin Islands Insolvency Act, 2003 (the “Insolvency Act”) (i.e. (i) we fail to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands court in favor of a creditor of the company is returned wholly or partly unsatisfied; or (iii) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), we are required to immediately enter insolvent liquidation. In these circumstances, a liquidator will be appointed who will give notice to our creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the British Virgin Islands Official Gazette and a British Virgin Islands newspaper, and taking any other steps the liquidator considers appropriate, after which our assets would be distributed. Following the process of insolvent liquidation, the liquidator will complete a final report and accounts and will then notify the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”). The liquidator may determine that he requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). Also, a creditor or shareholder may file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders. In such liquidation proceedings, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the amounts otherwise payable to them.

If we are deemed insolvent, there are circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part.

Our initial shareholders have waived their right to participate in any liquidation distribution with respect to the founder shares. If we have not consummated an initial business combination within the required time frame, there will be no distribution from the trust account with respect to our warrants. However, our sponsors have agreed to repurchase or tender for such public warrants if we are unable to consummate a business combination. We will pay the costs of our liquidation and distribution of the trust account from our remaining assets outside of the trust account and may request the trustee to release to us up to $50,000 of the net interest earned on the trust account to pay dissolution expenses. In addition, our sponsors have agreed they will be jointly and severally liable to us, for all claims of creditors to the extent we fail to obtain executed waivers from such entities in order to protect the amounts held in trust, except as to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act. However, we cannot assure public shareholders that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure public shareholders that a creditor or shareholder will not file a petition with the BVI court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders.

If deemed to be insolvent, distributions made to public shareholders, or part of them, from our trust account may be subject to claw back in certain circumstances.

If we do not complete our initial business combination within the 18 or 21 month period, and instead distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption, it will be necessary for our directors to pass a board resolution approving the redemption of those ordinary shares and the payment of the proceeds to public shareholders. Such board resolutions are required to confirm that we satisfy the solvency test prescribed by the Companies Act, (namely that our assets exceed our liabilities and that we are able to pay our debts as they fall due). If, after the redemption proceeds are paid to public shareholders, it transpires that our financial position at the time was such that it did not satisfy the solvency test, the Companies Act provides a mechanism by which those proceeds could be recovered from public shareholders. However, the Companies Act also provides for circumstances where such proceeds could not be subject to claw back, namely where (a) the public shareholders received the proceeds in good faith and without knowledge of our failure to satisfy the solvency test; (b) a public shareholder altered its position in reliance of the validity of the payment of the proceeds; or (c) it would be unfair to require repayment of the proceeds in full or at all.

We have not registered the ordinary shares issuable upon exercise of the warrants under the Securities Act or states securities laws at this time, and such registration may not be in place when warrant holders desire to exercise their warrants, thus precluding such warrant holders from being able to exercise their warrants at such time.

We have not registered the ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis under certain circumstances specified in the warrant agreement. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified, such warrant may have no value. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the ordinary shares included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying ordinary shares for sale under all applicable state securities laws.

We are subject to certain registration rights that may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our ordinary shares.

Pursuant to an agreement entered into concurrently with the offering, our initial shareholders, sponsors and underwriters and their respective permitted transferees can demand that we register the founder shares, the insider warrants and the ordinary shares issuable upon exercise of the insider warrants and warrants that may be issued upon conversion of working capital loans. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our ordinary shares that is expected when the securities owned by our initial shareholders, sponsors and underwriters, or their respective permitted transferees are registered.

Because we have not selected any specific target businesses with which to pursue a business combination, you will be unable to ascertain the merits or risks of any particular target business’ operations.

We will seek to capitalize on the strength of our management team to identify, acquire and operate a business whose principal executive office is located in Canada, Europe, Africa or Israel. Subject to the limitations that a target business have a fair market value of at least 80% of the balance in the trust account at the time of the execution of a definitive agreement for our initial business combination, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. Because we have not yet identified or approached any specific target business with respect to our initial business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we consummate our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. An investment in our units may not ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in an acquisition target.

We may seek investment opportunities outside of our management’s area of expertise and our management may not be able to adequately ascertain or assess all significant risks associated with the target company.

There is no limitation on the geography, industry or business sector we may consider when contemplating our initial business combination. We may therefore be presented with a business combination candidate in an industry unfamiliar to our management team, but determine that such candidate offers an attractive investment opportunity for our company. In the event we elect to pursue an investment outside of our management’s expertise, our management’s experience may not be directly applicable to the target business or their evaluation of its operations.

Although we identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified specific criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we consummate our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce our initial business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if we are no longer a FPI and shareholder approval of the transaction is required by law or Nasdaq rules, or we decide to obtain shareholder approval for business reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we are unable to complete our initial business combination, our public shareholders may only receive $8.00 per share on our redemption.

We may not obtain an opinion from an independent investment banking firm in connection with a business combination, and consequently, an independent source may not confirm that the price we are paying for the business is fair to our shareholders from a financial point of view.

Unless we consummate our initial business combination (i) with a company that is affiliated with our sponsors, initial shareholders, officers or directors, (ii) by partnering, submitting joint bids, or entering into any similar transaction with our sponsor, or an affiliate of our sponsor and (iii) with a portfolio company of, or otherwise affiliated with, or has received a financial investment from, any of the private equity firms with which our initial shareholders, executive officers or directors are affiliated, we are not required to obtain an opinion from an independent investment banking firm that the price we are paying is fair to our shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value and/or total enterprise value according to reasonably accepted valuation standards and methodologies. Such standards and methodologies used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination.

We may issue additional ordinary or preferred shares to complete our initial business combination or under an employee incentive plan after consummation of our initial business combination, which would dilute the interest of our shareholders and likely present other risks.

Our memorandum and articles of association authorize the issuance of an unlimited number of both ordinary shares of no par value and preferred shares of no par value. We may issue a substantial number of additional ordinary or preferred shares to complete our initial business combination or under an employee incentive plan after consummation of our initial business combination. Although no such issuance of ordinary or preferred shares will affect the per share amount available for redemption from the trust account, the issuance of additional ordinary or preferred shares:

•	may significantly dilute the equity interest of investors in the offering;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;

•	could cause a change in control if a substantial number of ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our units, ordinary shares and/or warrants.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

We anticipate that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to consummate our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may only receive $8.00 per share on our redemption.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this annual report captioned “Taxation — United States Federal Income Taxation — General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. If we do not complete our initial business combination by the end of our taxable year ending March 31, 2013, and we have gross income for such taxable year, we likely will be a PFIC for our current taxable year unless we complete our initial business combination in our taxable year ending March 31, 2014 and are not treated as a PFIC for our taxable year ending March 31, 2014. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. In addition, we may not provide timely financial information that would be required for U.S. investors to make a potentially favorable “qualified electing fund” election, and such election would be unavailable with respect to our warrants in all cases. We urge potential U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this annual report captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

A shareholder may be subject to adverse U.S. federal income tax consequences in the event the Internal Revenue Service (“IRS”) were to disagree with the U.S. federal income tax consequences described herein.

As described in the section of this annual report captioned “Taxation — United States Federal Income Taxation — General,” we have not sought a ruling from the IRS as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject a shareholder or our company to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each shareholder is urged to consult a tax advisor with respect to the specific tax consequences of the acquisition, ownership and disposition of our ordinary shares, warrants and units, including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

After our initial business combination, it is likely that a majority of our directors and officers will live outside the United States and all of our assets will be located outside the United States; therefore shareholders may not be able to enforce federal securities laws or their other legal rights.

It is likely that after our initial business combination, a majority of our directors and officers will reside outside of the United States and a majority of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for shareholders in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.

We are dependent upon our officers and directors and the loss of their services could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have consummated our initial business combination. In addition, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. Additionally, our officers and directors hold executive positions with the management company of our sponsors and certain of our officers and directors engage in consulting and advisory activities. All of the above could cause our officers and directors to not spend the requisite time pursuing our potential targets for our initial business combination. Furthermore, we do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers, or their spending less time than anticipated on our activities, could have a detrimental effect on us and our ability to consummate our initial business combination.

Our ability to successfully effect our initial business combination and to be successful thereafter will be largely dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our initial business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel may be able to remain with the company after the consummation of our initial business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the consummation of the business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business. However, we believe the ability of such individuals to remain with us after the consummation of our initial business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. There is no certainty, however, that any of our key personnel will remain with us after the consummation of our initial business combination. Our key personnel may not remain in senior management or advisory positions with us. The determination as to whether any of our key personnel will remain with us will be made at the time of our initial business combination.

We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business’ management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted.

The officers and directors of an acquisition candidate may resign upon consummation of our initial business combination. The loss of an acquisition target’s key personnel could negatively impact the operations and profitability of our post-combination business.

The role of an acquisition candidate’s key personnel upon the consummation of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that some members of the management team of an acquisition candidate will not wish to remain in place.

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Following the completion of the offering and until we consummate our business combination, we intend to engage in the business of identifying and combining with one or more businesses. Our executive officers and directors may in the future become affiliated with other entities that are engaged in a similar business.

Our officers may become involved with subsequent blank check companies similar to our company. Our officers may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor or that a potential target business would not be presented to another entity prior to its presentation to us.

Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into our initial business combination with a target business that is affiliated with our sponsors, our directors or officers, although we do not intend to do so. Additionally, unlike almost all other blank check companies which have consummated an initial public offering, our board may decide to pay to our officers and directors up to an aggregate maximum of $400,000 in finder’s fees, consulting fees or other compensation for the introduction to us of a target business (with which we ultimately consummate our initial business combination) or in connection with services such person (or persons) may render for us in connection with the consummation of our initial business combination. While any such fee or other compensation paid will be disclosed in our tender offer documents if we proceed with our initial business combination under the tender offer rules or in our proxy solicitation documents if we proceed with our business combination pursuant to the proxy rules, a shareholders’ only ability to “disapprove” of such fee would be to tender (or redeem) his or her shares. Further, we do not have a policy that expressly prohibits any of our sponsors, officers, directors or their respective affiliates from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours which could lead us to pursuing a less desirable target and/or ultimately being unable to consummate our initial business combination.

We may engage in our initial business combination with one or more target businesses that have relationships with entities that may be affiliated with our executive officers, directors or existing holders which may raise potential conflicts of interest.

In light of the involvement of our sponsors, officers and directors with other entities, we may decide to acquire one or more businesses affiliated with one of our sponsors, officers and directors. Our directors also serve as officers and board members for other entities. Our sponsors, officers and directors are not currently aware of any specific opportunities for us to consummate our initial business combination with any entities with which they are affiliated, and there have been no discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for our initial business combination as set forth in “Proposed Business — Effecting our initial business combination — Selection of a target business and structuring of our initial business combination” and such transaction was approved by a majority of our disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm regarding the fairness to our shareholders from a financial point of view of a business combination with one or more domestic or international businesses affiliated with our executive officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Since our initial shareholders will lose their entire investment in us if our initial business combination is not consummated and our officers and directors have significant financial interests in us, a conflict of interest may arise in determining whether a particular acquisition target is appropriate for our initial business combination.

Our initial shareholders purchased the founder shares for $25,000. Our sponsors purchased warrants for $2,190,909 in a private placement simultaneously with our public offering. The founder shares and sponsor warrants will be worthless if we do not consummate an initial business combination. Additionally, our sponsors have agreed with the representative of the underwriters that they and certain of their affiliates or designees will purchase up to 40% of the public warrants, in the open market during the period commencing on the later September 19, 2012 or when the warrants commence separate trading and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. Our sponsors have also agreed that they will tender for the balance of the public warrants in connection with our initial business combination or if we are unable to consummate our initial business combination.

The shares acquired prior to the offering and any warrants owned by our sponsors, directors and officers will be worthless if we do not consummate a business combination. The personal and financial interests of our sponsors, directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our sponsors’, directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

Shareholders may not be able to sell their warrants to our sponsors pursuant to the 10b5-1 purchase plan at a time they wish to do so.

Our sponsors agreed with the representative of the underwriters in the offering that they and certain of their affiliates or designees would purchase up to 40% of the public warrants in the open market during the period commencing on the later of 61 days after the date of the offering or when the warrants commence separate trading, through and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. However, for purchases to take place, the broker effectuating the purchases for our sponsors must be able to comply with all of the technical requirements of Rule 10b-18. If any of the technical requirements of Rule 10b-18 cannot be complied with, purchases will not be made under the plan. Accordingly, it is possible that our sponsors will not be able to purchase any warrants under the plan. As a result, shareholders may not be able to sell their warrants at a time they wish to do so.

Purchases of our warrants by our sponsors may artificially inflate the post-offering price of our warrants and could result in liability under the Exchange Act.

Our sponsors agreed with the representative of the underwriters in the offering that they and certain of their affiliates or designees would purchase up to 40% of the public warrants in the open market during the period commencing on the later of 61 days after the date of the offering or when the warrants commence separate trading, through and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. Our sponsors have also agreed that they will tender for the balance of the public warrants that will commence after our announcement of a business combination and occur in connection with such business combination. Since Rule 10b-18, a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act, does not apply to warrants, our sponsors will make purchases outside of the safe harbor provided by Rule 10b-18. However, all purchases will be made in accordance with the technical requirements of Rule 10b-18 (including timing, pricing and volume of the warrants purchases) although the purchases will not actually be effectuated under Rule 10b-18. Because purchases will not be effectuated under Rule 10b-18, such purchases could result in liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. However, pursuant to the 10b-5 plan to be entered into by the sponsors, the broker effectuating the plan is permitted to make warrant purchases only when such purchases are made in accordance with the technical requirements under Rule 10b-18 and it is not permitted to do so in any other circumstances. However, the potential for liability nevertheless exists. As such, a shareholder could bring an action against the sponsors or us (as the sponsors are our agents) claiming the sponsors’ purchases have resulted in market manipulation, by artificially increasing the warrant price above what it would have been without such purchases. If a shareholder brought such an action and a court found that we and our sponsors violated Section 9(a)(2) and Rule 10b-5 of the Exchange Act, we could be subject to monetary damages to the shareholder. In addition, we may be subject to an enforcement action by the SEC. Accordingly, this could cause the proceeds held in the trust account to be reduced and the per-share redemption price received by shareholders to be less than approximately $8.00. Additionally, if the purchases do result in our warrants having an artificially high price in the post offering marketplace, it could cause an investor wishing to purchase our warrants at below $0.40 when he believes the true market price of the warrants is in fact below $0.40 to be unable to do so, as the limit order would keep the warrant price at no less than $0.40 per warrant. However, the purpose of such purchases is solely to provide a readily available market for public warrant holders wishing to sell their warrants prior to the announcement of a business combination where such market might not exist.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete our initial business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this annual report to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete our initial business combination. We and our officers and directors have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account. As such, although no issuance of debt will affect the per share amount available for redemption from the trust account, the incurrence of debt could have a variety of negative effects, including:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	our inability to pay dividends on our ordinary shares;

•	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may only be able to complete one business combination with the proceeds of the offering, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability.

The net proceeds from the offering provided us with $46,000,000 that we may use to complete our initial business combination.

We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By consummating our initial business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

•	solely dependent upon the performance of a single business, property or asset, or

•	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

We may attempt to simultaneously consummate business combinations with multiple prospective targets, which may hinder our ability to consummate our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete the initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may attempt to consummate our initial business combination with a private company about which little information is available, which may result in our initial business combination with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our initial business combination with a privately held company. By definition, very little public information exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in our initial business combination with a company that is not as profitable as we suspected, if at all.

We may not be able to maintain control of a target business after our initial business combination. We cannot provide assurance that, upon loss of control of a target business, new management will possess the skills, qualifications or abilities necessary to profitably operate such business.

We may structure our initial business combination to acquire less than 100% of the equity interests or assets of a target business, but we will only consummate such business combination if we will become the majority shareholder (or majority holder of the economic benefits) of the target or are otherwise not required to register as an investment company under the Investment Company Act. Even though we will own a majority interest (or majority economic interest) in the target, our shareholders prior to the business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital shares of a target. In this case, we acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to such transaction could own less than a majority of our outstanding shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s shares than we initially acquired. Accordingly, this may make it more likely that we will not be able to maintain our control of the target business.

Unlike many blank check companies, we do not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for us to consummate our initial business combination with which a substantial majority of our shareholders do not agree.

Since we have no specified percentage threshold for redemption contained in our memorandum and articles of association, our structure is different in this respect from the structure that has been used by many blank check companies. Many blank check companies would not be able to consummate an initial business combination if the holders of the company’s public shares voted against a proposed business combination and elected to redeem or convert more than a specified percentage of the shares sold in such company’s initial public offering, which percentage threshold has typically been between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business combinations because the amount of shares voted by their public shareholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with our initial business combination. As a result, we may be able to consummate our initial business combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we are no longer a FPI and we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, shareholders that would otherwise vote against the transaction may be able to enter into privately negotiated agreements to sell their shares to us or our sponsors, officers, directors, advisors or their affiliates. However, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments. We may seek to amend our memorandum and articles of association or governing instruments in a manner that will make it easier for us to consummate an initial business combination that our shareholders may not support.

In order to effectuate our initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments. For example, blank check companies have amended the definition of business combination, increased redemption thresholds and changed industry focus. We may seek to amend our charter or governing instruments in order to effectuate our initial business combination. However, we and our directors and officers have agreed not to propose any amendment to our memorandum and articles of association that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination within the 18 or 21 month period.

The provisions of our memorandum and articles of association, that relate to us entering into a business combination may be amended by a lower amendment threshold than that employed by many blank check companies. It may be easier for us, therefore, to amend our memorandum and articles of association to facilitate the consummation of an initial business combination that our shareholders may not support.

Many blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to a company’s pre-business combination activity, without approval by a certain percentage of the company’s shareholders. Typically, amendment of these provisions requires approval by between 90% and 100% of the company’s public shareholders. Our memorandum and articles of association provides that any of its provisions, including those related to pre-business combination activity, may be amended prior to our business combination if approved by the affirmative vote of holders holding at least 65% (or 50% if approved in connection with our initial business combination) of our outstanding shares that have voted on such amendment and are entitled to vote. Prior to our initial business combination, if we seek to amend any provisions of our memorandum and articles of association relating to shareholders’ rights or pre-business combination activity, we will provide dissenting public shareholders with the opportunity to redeem their public shares in connection with any such vote on any proposed amendments to our memorandum and articles of association. In addition, our memorandum and articles of association, excluding the provisions relating to shareholders’ rights or pre-business combination activity, may be amended with the approval of the directors. Our initial shareholders, which will beneficially own 20% of our ordinary shares upon the closing of the offering (assuming they do not purchase any units in the public markets), will participate in any vote to amend our memorandum and articles of association and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our memorandum and articles of association which govern our pre-business combination behavior more easily than many blank check companies, and this may increase our ability to consummate our initial business combination with which you do not agree. However, we and our directors and officers have agreed not to propose any amendment to our memorandum and articles of association that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination within the 18 or 21 month period.

We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination. If we are unable to complete our initial business combination, our public shareholders may only receive $8.00 per share on our redemption.

Although we believe that the net proceeds of the offering, including the interest earned on the proceeds held in the trust account that may be available to us for our initial business combination, will be sufficient to allow us to consummate our initial business combination, because we have not yet identified any prospective target business we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of the offering prove to be insufficient, either because of the size of our initial business combination, the depletion of the available net proceeds in search of a target business, the obligation to repurchase for cash a significant number of shares from shareholders who elect redemption in connection with our initial business combination or the terms of negotiated transactions to purchase shares in connection with our initial business combination, we may be required to seek additional financing or to abandon the proposed business combination. Financing may not be available on acceptable terms, if at all. The current economic environment has made it especially difficult for companies to obtain acquisition financing. To the extent that additional financing proves to be unavailable when needed to consummate our initial business combination, we would be compelled to either restructure the transaction or abandon that particular initial business combination and seek an alternative target business candidate. If we are unable to complete our initial business combination, our public shareholders may only receive $8.00 per share on our redemption. In addition, even if we do not need additional financing to consummate our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination.

Our initial shareholders control a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that public shareholders do not support.

Our initial shareholders own 20.0% of our issued and outstanding ordinary shares. Accordingly, they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that public shareholders do not support, including amendments to our memorandum and articles of association. If our sponsors or management team purchases any units or any additional ordinary shares in the aftermarket or in privately negotiated transactions, this would increase their control. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our ordinary shares. Additionally, our sponsors have indicated they may purchase: (1) if we are no longer a FPI and we hold a shareholder meeting and conduct redemptions pursuant to the proxy rules, up to $10,000,000 worth of shares in open market transactions as described herein; provided, however, to the extent our sponsors do not purchase $10,000,000 worth of shares in the open market, our sponsors have the option to purchase the difference in a private placement of shares occurring simultaneously with the closing of the business combination or (2) if we conduct redemptions pursuant to the tender offer rules, up to $10,000,000 worth of shares (at our offering price of $8.00 per share) in a private placement occurring simultaneously with the closing of the business combination. All such shares purchased shall be on similar terms as those offered in the offering.

In addition, our board of directors, whose members were elected by our sponsor, is and will be divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of our initial business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our initial shareholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our initial shareholders will continue to exert control at least until the consummation of our initial business combination.

If we do not hold an annual meeting of shareholders until after the consummation of our initial business combination shareholders will not be afforded an opportunity to elect directors and to discuss company affairs with management until such time.

Unless otherwise required by law or Nasdaq, or we decide for other business reasons, we do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business combination. If our shareholders want us to hold a meeting prior to our consummation of our initial business combination, they may do so by members holding not less than thirty per cent of voting rights in respect of the matter for which the meeting is requested making a request in writing to the directors in accordance with Section 82 of the Companies Act. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above thirty percent. Until we hold an annual meeting of shareholders, public shareholders may not be afforded the opportunity to elect directors and to discuss company affairs with management.

As a FPI, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards and SEC rules and regulations applicable to U.S. issuers. This may afford less protection to holders of our securities.

As a FPI, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules, which in general require listed companies to have, among other things, a majority of independent directors on the board of directors, a nominating committee consisting solely of independent directors and a formal director nomination process. The corporate governance practice in our home country, the British Virgin Islands, does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. We currently intend to rely upon the relevant home country exemptions in lieu of Nasdaq requirements with respect to the nominating committee or nomination process, majority independence of our board of directors, the number of independent directors on the audit committee and involvement of independent directors in the determination of executive compensation. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection than is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to domestic issuers.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of a majority of the then outstanding warrants.

Our warrants were issued in registered form under a warrant agreement between Continental Transfer & Stock Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of a majority of the then outstanding public warrants (including the insider warrants) approve of such amendment. As of the date of this annual report, our initial shareholders own approximately 41% of the outstanding warrants and the underwriters own approximately 5% of the outstanding warrants. Therefore, it is possible that we may not need approval from any holder of public warrants to amend the terms of the warrants. Although our ability to amend the terms of the warrants with the consent of a majority of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a warrant.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to a warrant holder, thereby making such warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the ordinary shares equals or exceeds $10.50 per share for any 20 trading days within a 30 trading-day period ending on the third business day prior to proper notice of such redemption provided that commencing five business days prior to the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (1) to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (2) to sell their warrants at the then-current market price when they might otherwise wish to hold on to the warrants or (3) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants. None of the insider warrants or the repurchased public warrants will be redeemable by us so long as they are held by the initial purchasers or their permitted transferees.

Our warrants may have an adverse effect on the market price of our ordinary shares and make it more difficult to effectuate our initial business combination.

We issued warrants to purchase 5,750,000 ordinary shares as part of the units offered in the offering (including the underwriters’ over-allotment option) and an additional 4,820,000 insider warrants (including the over-allotment option) as part of a private placement occurring simultaneously with the offering. Each of these warrants is exercisable to purchase one ordinary share at $7.00 per share. In addition, if the sponsors make any working capital loans, they may convert up to $500,000 of those loans into additional sponsor warrants at $0.50 per warrant. Additionally, the exercise price of the warrants is lower than in many similar recent blank check companies (which are exercisable at or above the unit offering price).

To the extent we issue ordinary shares to effectuate our initial business combination, the potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to a target business. Such warrants, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the ordinary shares issued to complete the business combination. Therefore, our warrants may make it more difficult to effectuate our initial business combination or increase the cost of acquiring the target business.

Although currently listed on Nasdaq, our securities may not continue to be listed on this exchange in the future, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Although our securities are (or after separation will be) listed on Nasdaq, we cannot assure you that our securities will continue to be listed on Nasdaq in the future. Additionally, in connection with our business combination, Nasdaq will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	a reduced liquidity with respect to our securities;
•	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;
•	a limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The United States federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements must be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America, or GAAP, and the historical financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and consummate our initial business combination within the 18 or 21 month period.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of The NASDAQ Capital Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act), we may take advantage of certain exemptions from various reporting requirements that are applicable to “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will remain an “emerging growth company” for up to five years. If our non-convertible debt issued within a three year period or revenues exceeds $1 billion, or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Compliance obligations under the Sarbanes-Oxley Act of 2002 may make it more difficult for us to effectuate our initial business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and report on our system of internal controls beginning with our Annual Report for the year ending March 31, 2014. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to all public companies because a target company with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We may re-incorporate in another jurisdiction in connection with our initial business combination, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

In connection with our initial business combination, we may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. We cannot assure you that the system of laws and the enforcement of existing laws in such jurisdiction would be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

Shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for shareholders to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the Companies Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The British Virgin Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
•	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

•	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;
•	the U.S. judgment is final and for a liquidated sum;
•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;
•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;
•	recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and
•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, a British Virgin Islands court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Our memorandum and articles of association permit the board of directors to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

Our memorandum and articles of association permits the board of directors to designate rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect to the terms or the issuance. If issued, the rights, preferences, designations and limitations of the preferred shares would be set by the board of directors and could operate to the disadvantage of the outstanding ordinary shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers. We may issue some or all of such preferred shares in connection with our initial business combination. Notwithstanding the foregoing, we and our directors and officers have agreed not to propose any amendment to our memorandum and articles of association that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination within the 18 or 21 month period.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Infinity Cross Border Acquisition Corporation was incorporated on April 6, 2011 (under the name Infinity China 1 Acquisition Corporation). We are a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning that our public shareholders have no additional liability, as members of our company, for the liabilities of our company over and above the amount paid for their shares) and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities. All activity through July 25, 2012 related to our formation and consummation of our offering. Since July 25, 2012 we have been investigating prospective target businesses with which to consummate our initial business combination. We have not identified any acquisition target as of the date of this annual report. Our registered agent is Ogier Fiduciary Services (BVI) Limited and is located at Nemours Chambers, Road Town, Tortola, British Virgin Islands.

On July 25, 2012, we consummated our offering of 5,000,000 units (the “Units”), each unit (a “Unit”) consisting of one ordinary share, no par value per share (the “Ordinary Shares”), and a warrant (a “Warrant”) to purchase one Ordinary Share, pursuant to the registration statement on Form S-1 as amended on Form F-1 (File No. 333-173575) (the “Registration Statement”) which was declared effective on July 19, 2012.   The units were sold at an offering price of $8.00 per unit, generating gross proceeds of $40,000,000. The underwriters of the IPO were granted an option to purchase up to an additional 750,000 Units to cover over-allotments, if any. On July 26, 2012, the underwriters exercised the option in full and, on July 27, 2012, the underwriters purchased all of the Over-Allotment Units, which were sold at an offering price of $8.00 per Unit, generating gross proceeds of $6,000,000. Simultaneously with the closing of the offering and the closing of the over-allotment, the Company closed a private placement (the “Private Placement”) where it sold an aggregate of 4,381,818 Warrants to the Company’s sponsors (including warrants sold in connection with the over-allotment option) (the “Sponsor Warrants”) and 438,182 Warrants to EBC (including warrants sold in connection with the over-allotment option) (“Placement Warrants”). As a result of the offering and the full exercise of the over-allotment option, we raised $46,000,000.

On July 19, 2012, our Units commenced trading on The Nasdaq Capital Market under the symbol INXBU. Holders of our units will be able to separately trade the ordinary shares and warrants included in such units on the later of October 18, 2012 unless EBC informs us of its decision to allow earlier separate trading, subject to issuing a press release announcing when such separate trading will begin.

B. Business Overview

Our efforts in identifying a prospective target business will not be limited to a particular country, although we intend to focus on operating businesses that have their principal executive office located in Canada, Europe, Africa or Israel. We believe that we will add value to this business by enhancing its growth prospects in China via strategic partnerships, sales/marketing, IP licensing, joint ventures or manufacturing.

We will seek to capitalize on the strength of our management team. Our co-Chief Executive Officers, officers and directors have an aggregate of 80 years of experience managing, advising, acquiring, financing and selling private and public companies in a variety of industries. We believe that our contacts and sources, ranging from private and public company contacts, private equity funds and investment bankers to attorneys, accountants and business brokers, will allow us to generate acquisition opportunities. Our Co-Chairpersons have been actively engaged in entrepreneurship and investments for over 50 years and have been assisting western companies operate in China since 2004. Their efforts in China have led to the development of contacts and relationships that we hope to leverage in implementing our business plan.

In 2005, the Chinese government granted to Infinity-CSVC Venture Capital Enterprise, an entity affiliated with our Co-Chairpersons and the managers of our sponsors, the first license ever issued to a foreign invested venture capital fund, a new form of investment vehicle incorporating features akin to a limited partnership and specifically formed for the purpose of investing in Israeli and Chinese technology companies. In addition to certain subsidiaries of IDB Group and its other Israel-based limited partners, the China Development Bank, a development-oriented financial institution of the Chinese government under the jurisdiction of China’s State Council, is a limited partner of our sponsors. The IDB Group is active globally in international business. Furthermore, a subsidiary of China Singapore Suzhou Industrial Park Ventures Co. Ltd., a government sponsored investment fund (with a majority of its funds provided by local governmental entities), is a shareholder of our sponsor’s general partner with representation on our sponsors’ investment committee and the general partner’s board of directors. Our executive officers and directors will seek to capitalize on these and other relationships in China in order to locate potential target businesses in the western world that will be synergistic with the current growth strategies in China. We caution investors that the strength of our network and relationships cannot guarantee that we will source an attractive acquisition opportunity or successfully consummate an initial business combination.

The Infinity I-China Funds include 12 offices in China and 10 satellite funds that are investment funds managing local currency funds on behalf of municipalities in certain cities. These funds give Infinity access to local Chinese business looking to partner with western businesses to enhance global enterprise.

There is no priority with respect to the geographic locations we will focus on initially and we will use the same search process for each of these geographic locations. While we have not established the factors we would consider in deciding to invest in a target business, we will seek to identify a target that is likely to provide attractive financial returns. We have not established specific criteria that would trigger our consideration of businesses outside of Canada, Europe, Africa or Israel, although we may focus on other geographic regions if we believe that those regions are better able to provide attractive financial returns or if an opportunity outside of Canada, Europe, Africa or Israel was brought to our attention. We have not determined a time frame, monetary amount or any other factor that would trigger our search of a target business outside of these regions.

Pursuant to the Nasdaq listing requirements and our memorandum and articles of association, our initial business combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of the balance in the trust account at the time of the execution of a definitive agreement for such business combination, although this may entail simultaneous acquisitions of several target businesses. The fair market value of the target business will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). The target business or businesses that we acquire may have a collective fair market value substantially in excess of 80% of the trust account balance. In order to consummate such a business combination, we may issue a significant amount of our debt or equity securities to the sellers of such business and/or seek to raise additional funds through a private offering of debt or equity securities. There are no limitations on our ability to incur debt or issue securities in order to consummate a business combination. Since we have no specific business combination under consideration, we have not entered into any such arrangement to issue our debt or equity securities and have no current intention of doing so.

We anticipate structuring our initial business combination to acquire 100% of the equity interest or assets of the target business or businesses. We may, however, structure our initial business combination to acquire less than 100% of such interests or assets of the target business, but we will only consummate such business combination if we (or any entity that is a successor to us in an initial business combination) will become the majority or greater shareholder or majority holder of economic benefits of the target. We will not consider any transaction that does not meet these criteria. Even though we will own a majority interest in the target, our shareholders prior to the business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital shares of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination.

Our management team intends to focus on creating shareholder value by leveraging its experience in the management, operation and financing of businesses to improve the efficiency of operations and implement strategies to grow revenue either organically or through acquisitions. Consistent with this strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses. We will use these criteria and guidelines in evaluating acquisition opportunities, but we may decide to enter into a business combination with a target business that does not meet these criteria and guidelines.

•	Middle-Market Growth Business. We will seek to acquire one or more growth businesses with a total enterprise value ranging from roughly $32,000,000 to $150,000,000, determined in the sole discretion of our officers and directors according to reasonably accepted valuation standards and methodologies. We believe that our focus on businesses in this segment of the middle market will offer us a substantial number of potential business targets that we believe can benefit from improved operations and achieve and maintain significant revenue and earnings growth (particularly when exposed to the Chinese market). We do not intend to acquire either a start-up company or a company with negative cash flow. Under our memorandum and articles of association, we will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations.

•	Companies with Opportunity to Strengthen Management and Add Value. We will seek to acquire one or more businesses that provide a platform for us to develop the acquired business' management team and leverage the experience of our officers, directors and sponsor investors. We believe that the operating expertise of our officers and directors is well suited to complement and, if required, replace the target's management team.

•	Companies in Business Segments that are Strategically Relevant to China. We will seek to acquire a western business with strong technology, know-how, distribution networks or business practices that will be strategic to China and its growth such as alternative energy, water, agriculture, automated machinery, medical devices, Internet, IT services, natural resources and communications.

•	Business with Revenue and Earnings Growth Potential. We will seek to acquire one or more businesses that have the potential for significant revenue and earnings growth through a combination of brand and new product development, increased production capacity, expense reduction, synergistic follow-on acquisitions and increased operating leverage.

•	Companies with Potential for Strong Free Cash Flow Generation. We will seek to acquire one or more businesses that have the potential to generate strong, stable and increasing free cash flow. We will focus on one or more businesses that have predictable revenue streams and definable low working capital and capital expenditure requirements. We may also seek to prudently leverage this cash flow in order to enhance shareholder value.

•	Benefit from Being a Public Company. We intend to only acquire a company that will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decide to enter into a business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination, which, as discussed in the prospectus, would be in the form of tender offer documents or proxy solicitation materials that we would file with the SEC.

Competitive Advantages

We believe the experience and contacts of our directors and officers will give us an advantage in sourcing, structuring and consummating a business combination. The future role of our key personnel following a business combination, however, cannot presently be fully ascertained. Specifically, none of the members of our current management team are obligated to remain with us subsequent to a business combination, and we cannot assure you the resignation or retention of our current management will be included as a term or condition in any agreement relating to a business combination. In addition, despite the competitive advantages we believe we enjoy, we remain subject to significant competition with respect to identifying and executing a business combination.

Established Deal Sourcing Network

Through our management team and our directors, we believe we have contacts and sources from which to generate acquisition opportunities and seek complimentary business arrangements. These contacts and sources include those in government, private and public companies around the world, private equity and venture capital funds, investment bankers, attorneys and accountants.

For more information regarding our executive officers and directors, please refer to the more detailed disclosure set forth under Item 6, “Directors, Senior Management and Employees” below.

Unique positioning

We are a western investment team with experience in China. We understand cultural, business and economic differences and opportunities that will allow us to negotiate a transaction with a western business whose value we can enhance with Chinese business partners.

Status As A Public Company

We believe our structure will make us an attractive business combination partner to potential target businesses. As an existing public company, we will offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares in the target business for our ordinary shares. We believe target businesses will find this path to be less expensive, and offer greater certainty of becoming a public company than the typical initial public offering process. In an initial public offering, there are typically expenses incurred in marketing, roadshow and public reporting efforts that will likely not be present to the same extent in connection with a business combination with us. Furthermore, once a proposed business combination is approved by our shareholders and the transaction is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions that could prevent the offering from occurring. Once public, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with shareholders’ interests than it would as a private company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

Strong Financial Position and Flexibility

With a trust account initially in the amount of $46,000,000 and a public market for our ordinary shares, we offer a target business a variety of options to facilitate a business combination and fund growth and expansion of business operations. Because we are able to consummate a business combination using the cash proceeds of the offering, our share capital, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business to address the needs of the parties. However, if our business combination requires us to use substantially all of our cash to pay the purchase price, we may need to arrange third party financing to help fund our business combination. Since we have no specific business combination under consideration, we have not taken any steps to secure third party financing. Accordingly, our flexibility in structuring a business combination will be subject to these contingencies.

Effecting our initial business combination

General

As of the filing of this annual report we are not engaged in any operations. We intend to effectuate our initial business combination using cash from the proceeds of the offering and the private placement of the sponsor warrants and EBC warrants, our shares, debt or a combination of these as the consideration to be paid in our initial business combination. We may seek to consummate our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses, although we will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations.

If our initial business combination is paid for using shares or debt securities, or not all of the funds released from the trust account are used for payment of the purchase price in connection with our business combination or used for redemptions of purchases of our ordinary shares, we may apply the cash released to us from the trust account that is not applied to the purchase price for general corporate purposes, including for maintenance or expansion of operations of acquired businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial business combination, to fund the purchase of other companies or for working capital.

Subject to the limitations that a target business have a fair market value of at least 80% of the balance in the trust account at the time of the execution of a definitive agreement for our initial business combination, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. Accordingly, there is no current basis for investors to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination. Although our management will assess the risks inherent in a particular target business with which we may combine, this assessment may not result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the consummation of our initial business combination, and we may effectuate an initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. Subject to compliance with applicable securities laws, we would consummate such financing only simultaneously with the consummation of our initial business combination. In the case of an initial business combination funded with assets other than the trust account assets, our tender offer documents or proxy materials disclosing the business combination would disclose the terms of the financing and, only if required by law, we would seek shareholder approval of such financing. There are no prohibitions on our ability to raise funds privately or through loans in connection with our initial business combination.

Sources of target businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read the prospectus and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our officers and directors. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis (other than EBC), we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our best interest to pursue.

Payment of finder’s fees is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account. Additionally, our board may decide to pay to our officers and directors up to an aggregate maximum of $400,000 in finder’s fees, consulting fees or other compensation for the introduction to us of a target business (with which we ultimately consummate our initial business combination) or in connection with services such person (or persons) may render for us in connection with the consummation of our initial business combination. Any such fee or other compensation paid will be disclosed in our tender offer documents if we proceed with our initial business combination under the tender offer rules or in our proxy solicitation documents if we proceed with our business combination pursuant to the proxy rules. Although some of our officers and directors may enter into employment or consulting agreements with the acquired business following our initial business combination, the presence or absence of any such arrangements will not be used as a criterion in our selection process of an acquisition candidate.

With respect to our initial business combination, we are not prohibited from pursuing a business combination under any of the following scenarios (however in each case, we have agreed to obtain an opinion from an independent investment banking firm which is a member of FINRA reasonably acceptable to EBC that our initial business combination is fair to our unaffiliated shareholders from a financial point of view): (i) with a company that is affiliated with our sponsors, officers or directors, (ii) by partnering, submitting joint bids, or entering into any similar transaction with our sponsor, or an affiliate of our sponsor and (iii) with a portfolio company of, or otherwise affiliated with, or has received a financial investment from, any of the private equity firms with which our existing shareholders, executive officers or directors are affiliated. Generally, an opinion from an independent investment banking firm is rendered to a company’s board of directors and investment banking firms may take the view that shareholders may not rely on the opinion. Such view will not impact our decision on which investment banking firm to hire.

Selection of a target business and structuring of our initial business combination

Subject to the limitations that a target business have a fair market value of at least 80% of the balance in the trust account at the time of the execution of a definitive agreement for our initial business combination, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. We will only consummate an initial business combination in which we (or any entity that is a successor to us in an initial business combination) become the majority shareholder or majority holder of the economic benefits of the target. There is no basis for our public shareholders to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination. To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

In evaluating a prospective target business, we expect to conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Lack of business diversification

For an indefinite period of time after consummation of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating our initial business combination with only a single entity, our lack of diversification may:

•

subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited ability to evaluate the target’s management team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’ management may not prove to be correct. The future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. Consequently, members of our management team may not become a part of the target’s management team, and the future management may not have the necessary skills, qualifications or abilities to manage a public company. Further, it is also not certain whether one or more of our directors will remain associated in some capacity with us following our initial business combination. Moreover, members of our management team may not have significant experience or knowledge relating to the operations of the particular target business. Our key personnel may not remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders may not have the ability to approve our initial business combination

We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC. Therefore we do not intend to seek shareholder approval before we effect our initial business combination as not all business combinations require shareholder approval under applicable state law.

Regardless of whether we are required by law, or we decide to seek shareholder approval for business reasons, so long as we maintain our status as a FPI and are required to comply with the foreign private issuer rules, we will conduct the redemptions pursuant to the tender offer rules. If we are no longer a FPI (and no longer required to comply with the foreign private issuer rules) and we are required by law or Nasdaq to seek shareholder approval, or we decide to seek shareholder approval for other business reasons, we will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.

Presented in the table below is a graphic explanation of the types of initial business combinations we may consider and whether shareholder approval would be required under the Companies Act for each such transaction.

Type of Transaction	Whether Shareholder Approval is Required

Purchase of assets	No

Purchase of shares of target not involving a merger with the company	No

Merger of target with a subsidiary of the company	No

Merger of the company with a target	Yes

Permitted purchases of our securities

If we are no longer a FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may enter into privately negotiated transactions to purchase public shares following the consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account. Our sponsors, directors, officers, advisors or their affiliates may also purchase shares in privately negotiated transactions either prior to or following the consummation of our initial business combination. Such a purchase would include a contractual acknowledgement that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that we or our sponsors, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to (i) increase the likelihood of obtaining shareholder approval of the business combination or (ii), where the purchases are made by our sponsors, directors, officers, advisors or their affiliates, to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. This may result in the consummation of our initial business combination that may not otherwise have been possible.

As a consequence of any such purchases by us:

•	the funds in our trust account that are so used will not be available to us after the business combination;

•	the public “float” of our ordinary shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to obtain the listing or trading of our securities on a national securities exchange;

•	because the shareholders who sell their shares in a privately negotiated transaction or pursuant to market transactions as described above may receive a per share purchase price payable from the trust account that is not reduced by the merger/acquisition fee or taxes payable, our remaining shareholders may bear the entire payment merger/acquisition fee and taxes payable (as well as, in the case of purchases which occur prior to the consummation of our initial business combination, up to $50,000 of net interest that may be released to us from the trust account to fund our dissolution expenses in the event we do not complete our initial business combination within the 18 or 21 month period. That is, if we are no longer a FPI and seek shareholder approval of our initial business combination, the redemption price per share payable to public shareholders who elect to have their shares redeemed will be reduced by a larger percentage of the taxes payable than it would have been in the absence of such privately negotiated or market transactions, and shareholders who do not elect to have their shares redeemed and remain our shareholders after the business combination will bear the economic burden of the merger/acquisition fee and taxes payable because such amounts will be payable by us; and

•	the payment of any premium would result in a reduction in book value per share for the remaining shareholders compared to the value received by shareholders that have their shares purchased by us at a premium.

Our sponsors, officers, directors and/or their affiliates anticipate that they will identify the shareholders with whom our sponsors, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsors, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination. Pursuant to the terms of such arrangements, any shares so purchased by our sponsors, officers, advisors, directors and/or their affiliates would then revoke their election to redeem such shares. The terms of such purchases would operate to facilitate our ability to consummate a proposed business combination by potentially reducing the number of shares redeemed for cash.

In addition to the above described permitted purchases, our sponsors have indicated they may, if we are no longer a FPI and we structure our initial business combination to require a shareholder vote, purchase up to $10,000,000 of our ordinary shares in the open market commencing two business days after we file a preliminary proxy statement relating to our initial business combination and ending on the business day immediately preceding the record date for the meeting of shareholders at which such initial business combination is to be approved. These purchases will be made in accordance with Rule 10b5-1 under the Exchange Act and the broker’s purchase obligation will otherwise be subject to applicable law, including Regulation M which may prohibit purchases under certain circumstances. The price per share at which such purchases will be made will not be more than the per-share amount held in the trust account (less taxes payable) as reported in the preliminary proxy statement. These purchases will be made until the earlier of the expiration of the buyback period or until the purchases reach the maximum amount set by our sponsors, not to exceed $10,000,000. Our sponsors will not have any discretion or influence over these purchases other than the decision as to whether to undertake any purchases at all. Our sponsors have agreed to vote any ordinary shares purchased in the open market in favor of our initial business combination, representing a maximum of approximately 25% of the public shares entitled to vote on the business combination. Unless our initial business combination is approved by our shareholders, our sponsors have agreed not to resell these shares. However, our sponsors will be entitled to participate in any liquidating distributions with respect to the shares purchased in the open market in the event we do not consummate an initial business combination. In the event our sponsors do not purchase the full $10,000,000 of ordinary shares through open market purchases, our sponsors have the option to purchase from us ordinary shares in a private placement at a purchase price of $8.00 per share until they have spent an aggregate of $10,000,000 in the open market purchases described above and the private placement.

If instead we offer redemption under the tender offer rules in connection with our initial business combination, then our sponsors have the option to purchase from us 1,250,000 ordinary shares in a private placement at a purchase price of $8.00 per share, for an aggregate of $10,000,000.

In either case, the definitive agreement relating to the private placement will be entered into concurrently with the definitive agreement for our initial business combination, and the closing of the private placement purchase will occur immediately prior to the consummation of our initial business combination. No commissions, fees or other compensation will be payable in connection with the private placement.

Redemption rights for public shareholders upon consummation of our initial business combination

We will provide our shareholders with the opportunity to redeem their shares upon the consummation of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of taxes payable, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $8.00 per share. Our initial shareholders have agreed to waive their redemption rights with respect to any founder shares and any public shares they may hold in connection with the consummation of our initial business combination. In addition, our directors and officers have also agreed to waive their redemption rights with respect to any public shares in connection with the consummation of our initial business combination.

Manner of Conducting Redemptions

Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their business combinations and related redemptions of public shares for cash upon consummation of such initial business combinations even when a vote is not required by law, so long as we are a FPI or if we are no longer a FPI and a shareholder vote is not required by law or Nasdaq and we do not decide to hold a shareholder vote for business reasons, we will, pursuant to our memorandum and articles of association:

•	offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

•	file tender offer documents with the SEC prior to consummating our initial business combination which will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and we will not be permitted to consummate our initial business combination until the expiration of the tender offer period.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem shall remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act.

In connection with the successful consummation of our business combination, we may redeem pursuant to a tender offer up to that number of ordinary shares that would permit us to maintain net tangible assets of $5,000,001. However, the redemption threshold may be further limited by the terms and conditions of our proposed initial business combination. For example, the proposed business combination may require: (i) cash consideration to be paid to the target or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration we would be required to pay for all shares that are validly tendered plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not consummate the business combination, we will not purchase any shares pursuant to the tender offer and all shares will be returned to the holders thereof following the expiration of the tender offer. Additionally, since we are required to maintain net tangible assets of at least $5,000,001 (which may be substantially higher depending on the terms of our potential business combination), the chance that the holders of our ordinary shares electing to redeem in connection with a redemption conducted pursuant to the proxy rules will cause us to fall below such minimum requirement is increased.

When we conduct a tender offer to redeem our public shares upon consummation of our initial business combination, in order to comply with the tender offer rules, the offer will be made to all of our shareholders, not just our public shareholders. Our initial shareholders have agreed to waive their redemption rights with respect to any founder shares and public shares in connection with any such tender offer.

Regardless of whether we are required by law or Nasdaq, or we decide to seek shareholder approval for business reasons, so long as we maintain our status as a FPI and are required to comply with the foreign private issuer rules (which exempts us from the proxy rules pursuant to the Exchange Act), we will conduct the redemptions pursuant to the tender offer rules. If we are no longer a FPI (and no longer required to comply with the foreign private issuer rules) and we are required by law or Nasdaq to seek shareholder approval, or we decide to seek shareholder approval for other business reasons, we will:

•	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination and we are no longer a FPI, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon consummation of the initial business combination.

If we are no longer a FPI and we seek shareholder approval, we will consummate our initial business combination only if a majority of the ordinary shares voted are voted in favor of the business combination. In such case, our initial shareholders have agreed to vote any founder shares and any public shares purchased after the offering in favor of our initial business combination and our officers and directors have also agreed to vote any public shares purchased after the offering in favor of our initial business combination. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. In addition, our initial shareholders have agreed to waive their redemption rights with respect to any founder shares and public shares in connection with the consummation of our initial business combination.

If we seek shareholder approval of our business combination while we are subject to the foreign private issuer rules, regardless of how any such shareholder votes, our public shareholders will only be able to redeem their ordinary shares in connection with a tender offer which will be conducted pursuant to the tender offer rules.

Many blank check companies would not be able to consummate our initial business combination if the holders of the company’s public shares voted against a proposed business combination and elected to redeem or convert more than a specified maximum percentage of the shares sold in such company’s initial public offering, which percentage threshold has typically been between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business combinations because the amount of shares voted by their public shareholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with our initial business combination. Since we have no such specified maximum redemption threshold, our structure is different in this respect from the structure that has been used by many blank check companies. However, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.

Limitation on redemption rights upon consummation of our initial business combination if we seek shareholder approval

Notwithstanding the foregoing, if we are no longer a FPI and we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 12.5% of the shares sold in the offering. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights as a means to force us or our management team to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 12.5% of the shares sold in the offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no on more than 12.5% of the shares sold in the offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to consummate our initial business combination, particularly in connection with our initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash.

Repurchases and Tender Offer of Public Warrants

Our sponsors or their designees have committed to purchase up to 40% of the public warrants in the aftermarket at $0.40 per public warrant during the period commencing on the later of September 19, 2012 or when the warrants commence separate trading and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan entered into by the sponsors on July 19, 2012 which requires the sponsors to maintain an irrevocable limit order for such public warrants at $0.40 per warrant. Pursuant to the 10b5-1 plan, all such purchases will be made in accordance with the technical requirements of Rule 10b-18 (including timing, pricing and volume requirements with respect to the warrants) although the purchases will not actually be effectuated under Rule 10b-18. If any of the purchases cannot be made in accordance with the technical requirements of Rule 10b-18, such purchases will not be made under the plan. As a result, it is possible that the sponsors will not be able to purchase any warrants under the plan. Our sponsors will monitor the activities of the broker effectuating the 10b5-1 plan in an effort to ensure that purchases are made in accordance with the technical requirements of Rule 10b-18.

In addition to up to 40% public warrants being purchased as described above, our sponsors have committed to purchase at $0.60 per public warrant the balance of the outstanding public warrants in a tender offer that will commence after our announcement of a business combination and occur in connection with our initial business combination. The warrant tender offer will not be conditioned upon any minimum number of warrants being tendered.

In the event that we are unable to close a business combination within the allotted time, the escrow agent will be authorized to transfer $0.60 per public warrant, to holders of public warrants other than our sponsors, as promptly as reasonably possible but no more than five business days thereafter and all such public warrants and repurchased public warrants will expire worthless.

Tendering share certificates in connection with a tender offer or redemption rights

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the expiration date set forth in the tender offer documents or proxy materials mailed to such holders, or in the event we distribute proxy materials, up to two business days prior to the vote on the proposal to approve the business combination, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two business days prior to the vote on the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on our initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the company’s shares in the market. If the price rose above the redemption price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become “option” rights surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the shareholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If the initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed business combination is not consummated, we may continue to try to consummate our initial business combination with a different target until the 18 or 21 month period elapses.

Redemption of public shares and subsequent voluntary liquidation if no initial business combination

Our sponsors, officers and directors have agreed that we must complete our initial business combination within the 18 or 21 month period. We may not be able to find a suitable target business and consummate our initial business combination within such time period. If we are unable to consummate our initial business combination within such time period, we will promptly distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses) pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the Companies Act.

In order to redeem public shareholders from the trust account, we will instruct the trustee to distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders. Our initial shareholders have agreed to waive their rights to liquidating distributions with respect to their founder shares if we fail to consummate our initial business combination within the 18 or 21 month period. However, if our sponsors, or any of our officers, directors or affiliates acquire public shares in or after the offering, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period. There will be no redemption rights or liquidating distributions with respect to our warrants in the event we do not consummate our initial business combination within the 18 or 21 month period. However, our sponsors have agreed to purchase or tender for public warrants, as described in the prospectus. We will pay the costs of our liquidation of the trust account from our remaining assets outside of the trust account or from interest not previously withdrawn from the trust account. However, if those funds are not sufficient to cover these costs and expenses, we may request the trustee to release to us an additional amount of up to $50,000 of such accrued interest to pay those costs and expenses. In addition, our sponsors have agreed to indemnify us, jointly and severally, for all claims of creditors to the extent that we fail to obtain executed waivers from such entities in order to protect the amounts held in trust and except as to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act. Following the redemption of public shareholders from the trust account and payment of our creditors, such that we will have no operations or assets (other than funds sufficient to pay the costs of our liquidation), we intend to enter “voluntary liquidation,” which is the statutory process for formally closing and dissolving a company under the laws of the British Virgin Islands. If we do not complete our initial business combination within the 18 or 21 month period, we intend to enter voluntary liquidation following the redemption of public shareholders from the trust account. Therefore in these circumstances, we expect the “voluntary liquidation” process will not cause any delay to the payment of redemption proceeds from our trust account to our public shareholders. The voluntary liquidation process which includes the registered agent of the company making a number of filings at the Registry of Corporate Affairs and the placing of statutory advertisements in the British Virgin Islands Official Gazette and a British Virgin Islands newspaper. At the end of the voluntary liquidation process, the liquidator will prepare its final statement of the company’s accounts and make a notification filing with the Registrar of Corporate Affairs (the “Registrar”). The final stage is for the Registrar to issues a Certificate of Dissolution, at which point the company is dissolved. However, we also cannot assure you that a creditor or shareholder will not file a petition with the BVI court which, if successful, may result in our liquidation being subject to the supervision of that court in the event such a petition is successfully made prior to the redemption of public shareholders from the trust account, such events might delay distribution of some or all of our assets to our public shareholders.

If we were to expend all of the net proceeds of the offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $8.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $8.00, plus interest (net of any taxes payable).

Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsors have agreed that they will be jointly and severally liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a business combination, reduce the amounts in the trust account to below $8.00 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsors will not be responsible to the extent of any liability for such third party claims. We cannot assure you, however, that our sponsors would be able to satisfy those obligations. We currently believe that our sponsors are of substantial means and capable of funding a shortfall in our trust account, even though we have not asked them to reserve for such an eventuality. We have not independently verified whether our sponsors have sufficient funds to satisfy their indemnity obligations and, therefore, we cannot assure you that our sponsors will be able to satisfy those obligations. We believe the likelihood of our sponsors having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

In the event that the proceeds in the trust account are reduced below $8.00 per share and our sponsors assert that they are unable to satisfy any applicable obligations or that they have no indemnification obligations related to a particular claim, our directors would determine whether to take legal action against our sponsors to enforce the indemnification obligations. While we currently expect that our directors would take legal action on our shareholders’ behalf against our sponsors to enforce their indemnification obligations to us, it is possible that our directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $8.00 per share.

We will seek to reduce the possibility that our sponsors will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsors will also not be liable as to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to $450,000 from the proceeds of the offering not placed in the trust account, and the interest income earned on the balance of the trust account (net of taxes payable) with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $50,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors.

As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust account is remote. Further, our sponsors may be liable only to the extent necessary to ensure that the amounts in the trust account are not reduced below $8.00 per share less any per-share amounts distributed from our trust account to our public shareholders in the event we are unable to consummate our initial business combination within the 18 or 21 month period, and will not be liable as to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsors will not be responsible to the extent of any liability for such third-party claims.

If the Company is deemed insolvent for the purposes of the Insolvency Act (i.e. (i) it fails to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands court in favor of a creditor of the company is returned wholly or partly unsatisfied; or (iii) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), then there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part.

Additionally, if the company enters insolvent liquidation under the Insolvency Act, the funds held in our trust account will likely be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Our public shareholders will be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event we do not consummate our initial business combination or our liquidation or if they redeem their shares in connection with an initial business combination that we consummate. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account. In the event we are no longer a FPI and we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for an initial business combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or known to be contemplated against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the prior 12 months.

C. Organizational Structure

Not Applicable.

D. Property, plants and equipment

We currently maintain our executive offices at 3 Azrieli Center (Triangle Tower) 42nd Floor, Tel Aviv, Israel, 67023. Commencing on July 19, 2012, we are obligated to pay Infinity-C.S.V.C. Management Ltd, an affiliate of our sponsors, an aggregate of $10,000 per month for office space, administrative services and secretarial support. We believe, based on rents and fees for similar services, that this amount is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning our public shareholders have no additional liability, as members of our company, for the liabilities of our company over and above the amount paid for their shares) formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities. All activity through July 25, 2012 was related to our formation and initial public offering. Since July 25, 2012 we have been investigating prospective target businesses with which to consummate our initial business combination. We have not identified any acquisition target as of the date of this annual report. We intend to effectuate our initial business combination using cash from the proceeds of the offering and the private placement of the sponsor warrants, our shares, debt or a combination of cash, shares and debt.

The issuance of additional shares in our initial business combination:

•	may significantly dilute the equity interest of investors in the offering;
•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;
•	could cause a change in control if a substantial number of ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;
•	may have the effect of delaying or preventing a change of control of us by diluting the shares ownership or voting rights or a person seeking to obtain control of us; and
•	may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
•	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;
•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
•	our inability to pay dividends on our ordinary shares;
•	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, at March 31, 2012 we had $152 in cash and deferred offering costs of $62,500. Further, we expect to continue to incur significant costs in the pursuit of our acquisition plans. Our plans to consummate our initial business combination may not be successful.

A. Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception to the closing of the offering have been organizational activities and those necessary to prepare for and close the offering. Since consummation of the offering, our activity has been limited to evaluating business combination candidates. We have not generated any operating revenues and will not until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after the offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of the offering.

We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

B. Liquidity and Capital Resources

As of March 31, 2012, prior to the offering, our liquidity needs had been satisfied through receipt of $25,000 from the sale of the founder shares to our sponsors and loans and advances from our sponsors in the amount of approximately $59,540. Following the offering, we now have $46,000,000 in a trust account available for use by management to cover the costs associated with indentifying a target business and negotiating an acquisition or merger. Additionally, on July 25, 2012 we had $718,134 held outside of our trust account.

From inception (April 6, 2011) through March 31, 2012, we used cash of $27,124 in operating activities. The net increase in cash over this period ending March 31, 2012 was $152. We started April 6, 2011 with a cash balance of $0. We ended March 31, 2012 with a cash balance of $152.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (net of taxes payable) to consummate our initial business combination. We may use interest earned on the trust account to pay taxes. To the extent that our shares or debt are used, in whole or in part, as consideration to consummate our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Prior to the consummation of our initial business combination, we will have available to us the $450,000 of proceeds held outside the trust account and all of the interest income on the balance of the trust account (net of taxes payable) that will be released to us to fund our working capital requirements. Should this amount be insufficient, our sponsors or an affiliate of our sponsors may fund our additional working capital requirements or finance transaction costs, as necessary, however, such parties are under no obligation to do so. We will use these funds, including any loans from our sponsors or an affiliate of our sponsors, to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and consummate our initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsors or affiliates of our sponsors or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we consummate an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment, other than the interest on such proceeds that may be released to us for working capital purposes. Up to $500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the sponsor warrants. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

We expect our primary liquidity requirements during that period to include approximately $220,000 for due diligence, legal, accounting and other expenses in connection with any business combination; $50,000 for legal and accounting fees related to regulatory reporting requirements; $55,000 for Nasdaq continued listing fees; $210,000 for office space, administrative and support services; and approximately $15,000 for general working capital that will be used for miscellaneous expenses, director and officer insurance and reserves.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we enter into an agreement where we pay for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

We do not believe we will need to raise additional funds following the offering in order to meet the expenditures required for operating our business. However, if our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest (net of taxes payable) available to us from the trust account is less than anticipated, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. In the current economic environment, it has become especially difficult to obtain acquisition financing. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

C. Research and development, patents and licenses, etc.

None.

D. Trend information

None.

E. Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of March 31, 2012, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

F. Tabular disclosure of contractual obligations

As of March 31, 2012, we did not have any long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Critical Accounting Policies and Estimates

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the SEC.

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. As of March 31, 2012 the Company has neither engaged in any operations nor generated any income. All activity through the date the financial statements were issued relates to the Company’s formation and preparation for the offering. Following the offering, the Company has not and will not generate any operating revenues until after completion of an initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on the designated Trust Account after the offering.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss per share by the weighted average number of ordinary shares outstanding, plus to the extent dilutive, the incremental number of shares of ordinary shares to settle warrants held by the sponsor, as calculated using the treasury stock method. During the period from inception through March 31, 2012, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company was incorporated in the British Virgin Islands, and as such, is not subject to corporate income taxes. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of March 31, 2012. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period ended March 31, 2012. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair values of financial instruments, including cash and the note payable to related party, approximate their carrying amount due primarily to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our current directors and executive officers are listed below. None of such persons are, or have been, involved with any other blank check companies.

Name	Age	Position
Amir Gal-Or	49	Co-Chief Executive Officer, Co-President and Co-Chairman
Avishai Silvershatz	54	Co-Chief Executive Officer, Co-President and Co-Chairman
Mark Chess	34	Executive Vice President
Limei Zhao	35	Vice President Legal Structuring
Kersten Hui	44	Vice President Business Development
Mark B. Segall	49	Director

Amir Gal-Or, 49, has been our Co-Chief Executive Officer, Co-President and Co-Chairman since inception. Mr. Gal-Or joined Infinity Venture Capital as a partner during August, 1999 and has been managing partner of FBR Infinity II Ventures since its formation in August, 2001. Since January 2007, Mr. Gal-Or has been the Managing Partner of Infinity I-China Fund. Mr. Gal-Or is also a member of the board of directors of the management company and general partner of each of FBR Infinity II Ventures and Infinity I-China Fund and is a member of their respective investment committees. From December 2002 until November 2010 Mr. Gal-Or served as chairman of Maayan Ventures Ltd., (Tel Aviv Stock Exchange — MAYN), Israel’s first publicly traded technology incubator and has served as a director of TecnoPlus Ventures Ltd., a publicly traded venture capital investment company from December, 2006 until 2009. Since 2002, Mr. Gal-Or has been a director and controlling shareholder of I.M.S. Group Ltd., a company providing venture capital portfolio management services to Clal Industries and Investments Ltd. and Orama Ltd. Mr. Gal-Or has been a director of I-CSVC Venture Management Co. Ltd. since its inception during May, 2004. Mr. Gal-Or has also served on the board of directors of a number of Israeli and Chinese technology companies including China Wafer Level CSP Ltd., China’s leading wafer level packaging provider and Shellcase Ltd., a leading developer of wafer level packaging products whose intellectual property and certain other assets were sold to Tessera Technologies Inc., during 2005. Mr. Gal-Or was a director of Nanomotion Ltd., a leader in the development and manufacture of ceramic servo motors which is controlled by Hong Kong based Johnson Electric Holdings Ltd. Mr. Gal-Or also served on the board of directors of Proneuron Biotechnologies, Inc., Glucon Medical Ltd., Applisonix Ltd., Nicast Ltd., Redent-Nova Ltd., Opthocare Ltd., Bio-Sense Technologies Ltd., Orama Ltd., Engineering and IP Advanced Technologies Ltd., D&A Hi-Tech Information Ltd. and Tegrity Ltd. Mr. Gal-Or holds an MBA from Tel Aviv University and completed a Harvard University program in venture capital and private equity investments. Mr. Gal-Or is a Major (Ret.) in the Israeli Air Force where he piloted F-16 and F-4 fighter aircraft and was a member of the A-4 Acrobatic team. Mr. Gal-Or’s designation as a director and co-Chairman of our board of directors was based on his extensive background in acquiring businesses operating in China and his substantial experience with growing businesses.

Avishai Silvershatz, 54, has been our Co-Chief Executive Officer, Co-President and Co-Chairman since inception. Mr. Silvershatz has been managing partner of FBR Infinity II Ventures since its formation in August 2001. Mr. Silvershatz has been the Managing Partner of Infinity I-China Fund since January 2007. Mr. Silvershatz is also a member of the board of directors of the management company and general partner of the Infinity I-China Fund and is a member of its investment committee. Since 2002, Mr. Silvershatz has been a director and controlling shareholder of I.M.S. Group Ltd., a company providing venture capital portfolio management services to Clal Industries and Investments Ltd. and Orama Ltd. During 1995, Mr. Silvershatz co-founded Verisity Ltd. (formerly Nasdaq: VRST), a provider of software tools for chip designers and served as its President and Chief Executive Officer from 1995 until 1999. Mr. Silvershatz also co-founded ScanVec Amiable Ltd. (Nasdaq: SVECF) during 1991 and served as its Chief Executive Officer from 1991 to 1993, a leader in CAD/CAM software solutions for the sign making, machining and imaging industries. Mr. Silvershatz was a director of Maayan Ventures Ltd., (Tel Aviv Stock Exchange — MAYN), Israel’s first publicly traded technology incubator, Tegrity Ltd. and Mate — Media Access Technologies Ltd. Mr. Silvershatz has been a director of Infinity-CSVC Venture Capital Enterprise since its inception during May 2004. Mr. Silvershatz was also a director of Power Paper Ltd., Mate-Media Access Technologies Ltd., Cerel (Ceramics Technologies) Ltd., PowerID Ltd., On-Line Media SolutionsLtd., Orama Ltd., Capital Point Ltd., Exelate Ltd. and Tegrity Ltd. Mr. Silvershatz has a B.Sc. in Computer Science from Ben Gurion University (cum laude) and a M.Sc. in Computer Science from the Weizman Institute of Science (cum laude). Mr. Silvershatz’s designation as a director and co-Chairman of our board of directors was based on extensive background in acquiring businesses operating in China and his substantial experience with growing businesses.

Mark Chess, 34, has been our Executive Vice President since inception. Mr. Chess is a Venture Partner with Infinity Equity and has been with the firm since 2001. He recently negotiated investments on behalf of Infinity with Futuragene (AIM: FGN) which was subsequently sold to Suzano for USD$90 million. Mark was actively involved in helping to establish the first Infinity-CSVC fund in China in 2005 and manages the Fund’s strategic relationships with institutions in the United States, particularly the Infinity-NSF portfolio. Mr. Chess has been with Infinity since 2001. Since January 2007, Mr. Chess has been responsible for off-shore investments in the information technology and agriculture industries for Infinity I-China Fund. Prior to Infinity, Mark was a Director with Partners500, leading the company’s international business strategy. Mark is currently a Director of Oberon Media Ltd. In the philanthropic community, Mr. Chess is the Chairman of  The Presentense Group, LEG-UP Microfinance Fund, and Yesh Shabbat. In addition, Mr. Chess sits on the Boards of  The Museum of Psalms, JSC, and  The Initiative Center of the Negev. Mark graduated with a degree in Business Honors from the University of Texas at Austin.

Limei Zhao, 35, has been our Vice President, Legal Structuring since inception. Since January 2008, Limei has been Infinity’s Senior Director of Legal Structuring in China. In this capacity, Limei is responsible for the structure and all aspects of the legal functions of the Infinity group in China, including fund raising, formation and management of RMB funds, negotiating and drafting investment documents, and administering portfolio companies in China. Prior to joining Infinity, in 2007, Limei was an associate at Debevoise & Plimpton LLP after working with Davis Wright Tremaine’s Shanghai Office. Before that, she served as PRC legal director of the worldwide biggest laptop manufacturer, Quanta Computer Group. Her prior practice focused on private equity, venture capital, mergers & acquisitions, commercial transactions, foreign direct investments, and general corporate matters. Limei is a member of the New York State Bar Association and is qualified for the national bar of China. She received her LL.M. degree from the University of Pennsylvania School of Law, and both LL.B. and LL.M. degrees from Fudan University Law School with first-class honors. Limei has published several books and written about 20 articles addressing various legal issues.

Kersten Hui, 44, has been our Vice President Business Development since inception. Since January 2008, Mr. Hui has been Managing Director of the Hong Kong office of Infinity Group. In this capacity, Kersten is responsible for a wide range of projects including: investment analysis, transaction structuring, financial modeling/forecasting, business development/sourcing, due diligence and investment monitoring. He is also responsible for the origination and execution of investments across the region and development of new investments, capitalizing on Infinity’s networks in the market. Mr. Hui is a board member of Power Paper. Kersten is an investment professional with over 12 years of experience in the corporate M&A, private equity investment, property investment and corporate development arena and ranging from Internet start-ups to infrastructure projects, FMCG and Business activities covering primarily China and Hong Kong. In 2007, prior to joining Infinity, Kersten was a Partner at Stone Drum Capital, a company focused on the private equity secondary markets in Asia. Mr. Hui has a Master of Business Administration (MBA) from Washington State University and a BSc in Business Administration from Lewis Clark State College.

Mark B. Segall, 49, has been our director since February 2012. Mr. Segall is the Senior Managing Director of Kidron Corporate Advisors, LLC, a New York based mergers and acquisitions corporate advisory boutique serving emerging growth companies primarily in the technology, media and financial services sectors, which he founded in 2003. He is also a Founder and Managing Member of Kidron’s private equity fund, Kidron Opportunity Fund I, LLC and is the Chief Executive Officer of Kidron Capital Advisors LLC, a registered broker dealer. Mr. Segall was the Co-Chief Executive Officer of Investec, Inc., the U.S. investment banking operations of the Investec Group, a South African based specialist bank, from 2001 to 2003. He served as head of investment banking and general counsel at Investec Inc. from 1999 to 2001. From 1996 to 1999, Mr. Segall was a partner at the law firm of Kramer, Levin, Naftalis & Frankel LLP, specializing in cross-border mergers and acquisitions and capital markets activities and between 1991 and 1995 he was an associate at the same firm. Mr. Segall has served as a director of Integrated Asset Management plc, an alternative asset management company, since 2000. Mr. Segall has served as a director of Ronson Europe N.V., a Polish residential real estate development company, since 2008 (appointed Vice Chairman in 2010 and Chairman in 2011). Mr. Segall has served as director of Temco Service Industries, Inc., a facilities support services company, since February 2011 and as a director of Bel Fuse, Inc., an electronic component manufacturer, since July 2011. Mr. Segall served as a director of Answers Corporation, the owner and operator of the Q&A site Answers.com, from December 2004 through April 2011 (when it was sold to Announce Media). Mr. Segall served as director of the Spectrum Group (formerly Escala Group Inc.), a trading and collectibles network company, from 1999 to June 2007, and of Cogo (formerly Comtech Group Inc.), a customized module design solutions business, focusing on the digital media, telecommunications equipment, and industrial business end-markets in China, from 2000 to 2006. Mr. Segall served as a director of Siliconix Inc., a semiconductor component company, from 2000 to 2005. Mr. Segall received an AB in History from Columbia University and a JD from New York University Law School.

B. Compensation

None of our executive officers or directors has received any cash (or non-cash) compensation for services rendered. As of the date that our securities were first listed on Nasdaq and terminating on the consummation of our initial business combination (or our earlier liquidation), we have agreed to pay Infinity-C.S.V.C. Management Ltd, an affiliate of our sponsors, an aggregate of $10,000 per month for office space, administrative services and secretarial support. This arrangement was agreed to by our sponsors for our benefit and is not intended to provide our sponsors compensation in lieu of a salary. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third party for such services. Other than this fee, and an aggregate maximum of $400,000 in potential finder’s and/or consulting fees as determined by our board, no compensation will be paid to our sponsor, executive officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of an initial business combination. Additionally, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our post-consummation board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of an initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

C. Board practices

Number and Terms of Office of Officers and Directors

Our board of directors is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a two year term. The term of office of the first class of directors, consisting of Mark B. Segall, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Amir Gal-Or and Avishai Silvershatz, will expire at the second annual meeting of shareholders. We do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business combination. Therefore, if our shareholders want us to hold a meeting prior to such consummation, they may requisition the directors to hold one upon the written request of members entitled to exercise at least 30 percent of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30 percent.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our memorandum and articles of association as it deems appropriate. Our memorandum and articles of association provide that our officers may consist of a chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Collectively, through their positions described above, our officers and directors have experience in the fields of information technology, communication, medical devices, agriculture technology, capital equipment, and water. These individuals will play a key role in identifying and evaluating prospective acquisition candidates, selecting the target businesses, and structuring, negotiating and consummating their acquisition.

Director Independence

The Nasdaq Capital Market generally requires that a majority of the board of directors of a company listed on The Nasdaq Capital Market must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Mark B. Segall is currently our sole independent director. As a FPI, we are permitted to follow home country corporate governance practices instead of certain requirements of Nasdaq Marketplace Rules. The corporate governance practice in our home country, the British Virgin Islands, does not require that a majority of the board of directors consist of independent directors. As such, we do not intend to comply with such requirement of the Nasdaq Marketplace Rules.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our disinterested directors.

Board Committees

Audit Committee

We established an audit committee of the board of directors following consummation of the offering. The audit committee consists of Mark B. Segall, who is an independent director under The Nasdaq Capital Market’s listing standards. As a FPI, we are permitted to, and will, follow home country corporate governance practices instead of certain requirements of Nasdaq Marketplace Rules. The corporate governance practice in our home country, the British Virgin Islands, does not require that we have an audit committee, nor if there is such a committee that it consist of at least three members. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;
•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	discussing with management major risk assessment and risk management policies;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	reviewing and approving all related-party transactions;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under The Nasdaq Capital Market listing standards. The Nasdaq Capital Market listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Mr. Segall is the sole member of our audit committee and, due to his past experience, our board of directors has determined that Mr. Segall has the requisite experience and independence necessary to comply with the applicable provisions of Rule 10A-3 as required by The Nasdaq Capital Market Rules. Since we are electing to follow our home country corporate governance practices instead of certain requirements of The Nasdaq Capital Market Rules, we will not have an audit committee financial expert.

Compensation and Nominating Committee

As an FPI, we are permitted to, and will, follow home country corporate governance practices instead of certain requirements of The Nasdaq Capital Market. The corporate governance practice in our home country, the British Virgin Islands, does not require that we have a nominating or compensation committee. As such, we intend to follow our home country governance practice and not have a nominating or compensation committee. Additionally, we do not intend to have independent director oversight over our executive compensation or director nominations.

D. Employees

We currently have 5 executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. We expect they will initially spend approximately 20 hours per month in the aggregate on our business; however, the amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the consummation of our initial business combination.

E. Share ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of August 13, 2012 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
•	each of our officers, directors and director nominees that beneficially owns ordinary shares; and
•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the insider warrants as these warrants are not exercisable within 60 days of the date of the prospectus.

	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary shares
Name and Address of Beneficial Owner
Infinity I-China Fund (Cayman), L.P. (1)(2)	536,940	7.47%
Infinity-CSVC Partners, Ltd. (1)(2)(3)	1,150,000	16.00%
Amir Gal-Or, Co-Chief Executive Officer, Co-President and Co-Chairman (1)(2)(3)(4)	79,061	1.10%
Avishai Silvershatz, Co-Chief Executive Officer, Co-President and Co-Chairman (1)(2)(3)(4)	79,061	1.10%
Limei Zhao(1)(4)	25,000	0.35%
Kersten Hui(1)(4)	25,000	0.35%
Mark Chess(1)(4)	71,875	1.00%
Mark B. Segall(1)(5)	7,503	0.10%
JFI Fixed, LLC(6)	400,000	5.57%
Jacobson Family Investments, Inc. (6)	400,000	5.57%
Mitchell Jacobson(6)	400,000	5.57%
Marjorie Gershwind(6)	400,000	5.57%
Davidson Kempner Partners(7) (10)	63,862	0.89%
Davidson Kempner Institutional Partners, L.P. (8) (10)	149,554	2.08%
Davidson Kempner International, Ltd. (9) (10)	156,584	2.18%
Davidson Kempner Capital Management LLC(10)	370,000	5.15%
Thomas L. Kempner, Jr. (10)	370,000	5.15%
Stephen M. Dowicz(10)	370,000	5.15%
Woodland Partners(11)	250,000	3.48%
Brookwood Partners, L.P. (11)	100,000	1.39%
Barry Rubenstein(11)	590,800	8.22%
Marilyn Rubenstein(11)	590,800	8.22%
All directors and executive officers as a group (5 individuals)	1,437,500	20.00%

(1)	The business address of each of the individuals is located at c/o Infinity-C.S.V.C. Management Ltd., 3 Azrieli Center (Triangle Tower), 42 nd Floor, Tel Aviv, Israel, 67023.

(2)	Infinity-CSVC Partners, Ltd. is the general partner of each of our sponsors, which are Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. The board of managers of Infinity-CSVC Partners, Ltd. makes investment decisions on behalf of the limited partners of the Infinity I-China Funds. No limited partner holds an interest in the Infinity I-China Funds that could be deemed a 5% owner of us. Additionally, Infinity-CSVC Partners, Ltd. holds voting and dispositive power over the ordinary shares owned by the Infinity I-China Funds. The board of managers is comprised of five individuals, including Amir Gal-Or, Avishai Silvershatz, Avi Fischer, Lin Xianghong and Fei Jianjiang. As a result, we have determined no single member of this board holds voting and dispositive power over our ordinary shares.
(3)	The shareholders of Infinity-CSVC Partners, Ltd., the general partner of each of our sponsors, are Amir Gal-Or, Avishai Silvershatz, Clal Industries and Investments Ltd. and Hua Yuan International Limited.
(4)	Amounts include ordinary shares directly owned by each of these directors and officers as a result of transfers made by our sponsors to such officers and directors as of May 3, 2011.
(5)	Amount includes ordinary shares directly owned by Mr. Segall as a result of transfers made to him by Limei Zhao and Kersten Hui in February 2012.
(6)	Jacobson Family Investments, Inc. and JFI Fixed, LLC may each be deemed to have the sole power to direct the voting and disposition of the ordinary shares. Mitchell Jacobson and Marjorie Gershwind may be deemed to share the power to direct the voting and disposition of the 400,000 ordinary shares that may be deemed to be owned beneficially by each of Jacobson Family Investments, Inc. and JFI Fixed, LLC. The address of the principal office of each of JFI Fixed, LLC, Jacobson Family Investments, Inc., Mitchell Jacobson and Marjorie Gershwind is 152 West 57th Street, 56th Floor, New York, New York, 10019.
(7)	MHD Management Co., a New York limited partnership ("MHD"), is the general partner of Davidson Kempner Partners, a New York limited partnership ("DKP") and MHD Management Co. GP, L.L.C., a Delaware limited liability company is the general partner of MHD. DKCM (as defined below) is responsible for the voting and investment decisions of DKP. The business address for DKP is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(8)	Davidson Kempner Advisers Inc., a New York corporation, is the general partner of Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"). DKCM is responsible for the voting and investment decisions of DKIP. The business address for DKIP is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(9)	Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company, is the investment manager of Davidson Kempner International, Ltd., a British Virgin Islands corporation ("DKIL"). DKCM is responsible for the voting and investment decisions of DKIL. The business address for DKIL is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(10)	Davidson Kempner Capital Management LLC, a New York limited liability company and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of DKP, DKIP and DKIL ("DKCM") either directly or by virtue a sub-advisory agreement with the investment manager of the relevant fund. The managing members of DKCM are Messrs. Thomas L. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant and Morgan Blackwell; and Messrs. Thomas L. Kempner, Jr. and Stephen M. Dowicz, through DKCM, are responsible for the voting and investment decisions relating to the securities held by DKP, DKIP and DKIL reported herein. The business address for such reporting persons is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(11)	Barry Rubenstein and Marilyn Rubenstein are general partners of Woodland Partners and Brookwood Partners, L.P. Barry Rubenstein is the husband of Marilyn Rubenstein. Barry Rubenstein and Marilyn Rubenstein have shared power to vote or to direct the vote of (i) the 200,000 ordinary shares held between them in a joint account, (ii) the 250,000 ordinary shares held by Woodland Partners and (iii) the 100,000 ordinary shares held by Brookwood Partners, L.P. Marilyn Rubenstein has sole power to vote or to direct the vote of the 40,800 shares held solely by her and Barry Rubenstein has shared power to vote or direct the vote of such shares. Both Barry and Marilyn Rubenstein disclaim beneficial ownership of these securities except to the extent of their equity interest therein. The business address for each of Barry and Marilyn Rubenstein, Woodland Partners and Brookwood Partners, L.P. is 68 Wheatley Road, Brookville, New York 11545.

Our initial shareholders beneficially own 20.0% of the issued and outstanding ordinary shares. Because of this ownership block, our initial shareholders may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including the election of directors, amendments to our memorandum and articles of association and approval of significant corporate transactions other than approval of our initial business combination.

Additionally, our sponsors have indicated they may purchase: (i) if we are no longer a FPI and hold a shareholder meeting and conduct redemptions pursuant to proxy rules, up to $10,000,000 worth of shares in open market transactions as described herein; provided, however, to the extent our sponsors do not purchase $10,000,000 worth of shares in the open market, our sponsors have the option to purchase the difference in a private placement of ordinary shares occurring simultaneously with the closing of the business combination or (ii) if we conduct redemptions pursuant to the tender offer rules, up to $10,000,000 worth of shares (at our offering price of $8.00 per share) in a private placement occurring simultaneously with the closing of the business combination. These purchases will be made only when the sponsors are not in possession of any material non-public information and will otherwise be subject to applicable law, including Regulation M which may prohibit purchases under certain circumstances. The price per share at which such purchases will be made will not be more than the per-share amount held in the trust account (less taxes payable) as reported in the preliminary proxy statement. These purchases may commence two business days after we file a preliminary proxy statement relating to our initial business combination and end on the business day immediately preceding the record date for the meeting of shareholders at which such initial business combination is to be approved or at such time the purchases reach the maximum set by our sponsors, not to exceed $10,000,000 in total. Our sponsors will not have any discretion or influence over these purchases other than the decision as to whether to undertake any purchases at all. Our sponsors have agreed to vote any ordinary shares purchased in the open market in favor of our initial business combination, representing a maximum of approximately 25% of the public shares entitled to vote on the business combination. Unless our initial business combination is approved by our shareholders, our sponsors have agreed not to resell these shares. However, our sponsors will be entitled to participate in any liquidating distributions with respect to the shares purchased in the open market in the event we do not consummate an initial business combination.

Our sponsors purchased an aggregate of 4,381,818 insider warrants at a price of $0.50 per warrant ($2,190,909) and the underwriters or their designees purchased an aggregate of 438,182 insider warrants at a price of $0.50 per warrant ($219,091) in private placements that occurred simultaneously with the closing of the offering and the closing of the over-allotment option. Each insider warrant entitles the holder to purchase one ordinary share at $7.00 per share. The purchase price of the insider warrants was added to the proceeds from the offering to be held in the trust account pending our completion of our initial business combination. If we do not complete our initial business combination within the 18 or 21 month period, the proceeds of the sale of the insider warrants will be used to fund the redemption of our public shares, and the insider warrants will expire worthless. The insider warrants are identical to the warrants underlying the units being sold in the offering except that the insider warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are not redeemable by us, in each case so long as they are held by the initial purchasers or their affiliates. Additionally, the period during which the EBC warrants are exercisable may not be extended beyond five years from the effective date of the registration statement relating to the offering. The purchasers have agreed that the insider warrants will not be sold or transferred by them (except to certain permitted transferees) until after we have completed an initial business combination. If the insider warrants are not held by such holders, the insider warrants will be redeemable by us and exercisable on the same basis as the warrants included in the units being sold in the offering.

Our sponsors and our executive officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.

Transfers of Founder Shares and Insider Warrants

The founder shares, insider warrants, repurchased public warrants and any ordinary shares and warrants purchased in the offering or issued upon exercise of the insider warrants or repurchased public warrants are each subject to transfer restrictions pursuant to lockup provisions in the letter agreements entered into between us, each of the members of our sponsor and each of our initial shareholders and the representative of our underwriters. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the founder shares, until the earlier of (1) one year after the completion of our initial business combination and (2) the date on which we consummate a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the insider warrants, repurchased warrants and the ordinary shares underlying such warrants, until after the completion of our initial business combination, except in the case of both (i) and (ii) (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any of our sponsors, or any affiliates of our sponsors, including any members of management of any of the sponsors, (b) by gift to a member of one of the members of our sponsor’s immediate family or to a trust, the beneficiary of which is a member of one of the members of our sponsor’s immediate family, an affiliate of our sponsors or to a charitable organization; (c) by virtue of laws of descent and distribution upon death of one of the members of our sponsor; (d) pursuant to a qualified domestic relations order; (e) by virtue of the laws of the jurisdiction of organization of our sponsors upon dissolution of our sponsor; (f) in the event of our liquidation prior to our completion of our initial business combination; or (g) in the event of our consummation of a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our consummation of our initial business combination; provided, however, in the case of each of clauses (a) through (e), that these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions. Notwithstanding the foregoing, in the event the sales price of our shares reaches or exceeds $9.60 for any 20 trading days within any 30-trading day period during such one year period, 50% of the founder shares shall be released from the lock-up and, if the Company’s share price reaches or exceeds $12.00 for any 20 trading days within any 30-trading day period during such one year period, the remaining 50% of the founder shares shall be released from the lock-up.

Registration Rights

The holders of the founder shares, insider warrants and warrants that may be issued upon conversion of working capital loans have registration rights to require us to register a sale of any of our securities held by them pursuant to a registration rights agreement signed on July 19, 2012. These holders will be entitled to make up to three demands (or one demand in the case of the EBC warrants), excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by us.

B. Related party transactions

On July 25, 2012, simultaneously with the closing of the offering, we consummated the private sale of 4,400,000 warrants at a price of $0.50 per warrant, for an aggregate purchase price of $2,200,000. On July 27, 2012, simultaneously with the sale of the over-allotment units, we consummated the private sale of an additional 420,000 warrants at a price of $0.50 per warrant, for an aggregate purchase price of $210,000. The private warrants, which were purchased by the sponsors of the Company ($2,190,909 in the aggregate) and EBC ($219,091 in the aggregate), the representative of the underwriters of the offering, are identical to the warrants included in the units sold in the offering except that the private warrants are exercisable for cash or on a cashless basis, at the option of the holder, and are not redeemable by the Company so long as they are still held by the initial purchasers or their permitted transferees. Additionally, the period during which the private warrants purchased by EBC are exercisable may not be extended beyond July 19, 2017. The purchasers have agreed that the private warrants will not be sold or transferred by them (except to certain permitted transferees) until after the Company has completed an initial business combination.

In April 2011, we issued an aggregate of 1,150,000 founder shares to our sponsors for an aggregate purchase price of $25,000 in cash, or approximately $0.022 per share. As of May 3, 2011, our sponsors sold, at approximately $0.022 per share, an aggregate of 230,000 of such founder shares to certain of our officers and directors. In February 2012, each of Limei Zhao and Kersten Hui (two of our executive officers) sold, at cost, 3,001 founder shares (for an aggregate of 6,002 founder shares) to Mark B. Segall, our independent director. On May 24, 2012, we effectuated a 1.25-for-1 forward split of our outstanding ordinary shares, leaving our sponsors and initial shareholders with 1,437,500 founder shares.

Each of Amir Gal-Or, Avishai Silvershatz, Kersten Hui, Limei Zhao and Mark Chess holds an executive position with the management company of our sponsors. As a result, each of our officers and directors has agreed, pursuant to a written agreement with us, that until the earliest of our initial business combination, our liquidation or such time as he ceases to be an officer or director, to present to us for our consideration, prior to presentation to any other entity, any business opportunity, where the total consideration to be paid (either in ordinary shares, cash or otherwise) is expected to be at least $32,000,000 or more, subject to any pre-existing fiduciary or contractual obligations he might have. If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he has pre-existing fiduciary or contractual obligations, he may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us.

Infinity-C.S.V.C. Management Ltd, an affiliate of our sponsors, has agreed to, from the date that our securities are first listed on Nasdaq through the earlier of our consummation of our initial business combination and our liquidation, make available to us office space and certain office and secretarial services, as we may require from time to time. We have agreed to pay until the consummation of our business combination, an aggregate of $10,000 per month to our sponsors for these services. However, this arrangement is solely for our benefit and is not intended to provide our sponsors with compensation in lieu of salary. We believe, based on rents and fees for similar services in the Tel Aviv, Israel area, that the fee charged by Infinity-C.S.V.C. Management Ltd is at least as favorable as we could have obtained from an unaffiliated person.

Other than the $10,000 per-month administrative fee which will be paid to Infinity-C.S.V.C. Management Ltd reimbursement of any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations and up to an aggregate maximum of $400,000 in finder’s fees, consulting fees or other similar compensation as determined by our board, no compensation will be paid to our sponsors, officers or directors, or to any of their respective affiliates, prior to or in connection with our initial business combination (regardless of the type of transaction). We have not determined any specific criteria nor do we have any agreement with any officer or director related to the payment of any such finders’, consulting or similar fees and the decision to pay any finders’, consulting or similar compensation to our officers or directors will be in the sole discretion of our board, subject to the Companies Act. Our independent directors will review on a quarterly basis all payments that were made to our sponsors, officers, directors or our or their affiliates and will be responsible for reviewing and approving all related party transactions as defined under Item 404 of Regulation S-K, after reviewing each such transaction for potential conflicts of interests and other improprieties.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsors, affiliates of our sponsors or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we consummate an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment, other than the interest on such proceeds that may be released to us for working capital purposes. Up to $500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the sponsor warrants. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Our sponsors have committed that they or their designees will purchase up to 40% of the public warrants in the aftermarket at $0.40 per public warrant during the period commencing on the later of September 19, 2012 or when the warrants commence separate trading and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan entered into by the sponsors on or prior to the date of the prospectus which requires the sponsors to maintain an irrevocable limit order for such public warrants at $0.40 per warrant. Pursuant to the 10b5-1 plan, all such purchases will be made in accordance with the technical requirements of Rule 10b-18 (including timing, pricing and volume requirements with respect to the warrants) although the purchases will not actually be effectuated under Rule 10b-18. If any of the purchases cannot be made in accordance with the technical requirements of Rule 10b-18, such purchases will not be made under the plan. As a result, it is possible that the sponsors will not be able to purchase any warrants under the plan. Our sponsors will monitor the activities of the broker effectuating the 10b5-1 plan in an effort to ensure that purchases are made in accordance with the technical requirements of Rule 10b-18.

Additionally, our sponsors have committed to purchase at $0.60 per public warrant the balance of the outstanding public warrants in a tender offer that will commence after our announcement of a business combination and filing of proxy or tender offer materials related to such business combination. If we are unable to consummate a business combination within the allotted time, Continental Stock Transfer & Trust Company will use the funds held in a segregated escrow account, initially in the amount of $3,450,000, in order to distribute $0.60 per public warrant to the holders of such warrants, excluding public warrants held by our sponsors, and thereafter, all such public warrants and repurchased public warrants will expire. $2,530,000 of the funds held in the escrow account will be invested only in United States treasuries with a maturity of 180 days or less and the remaining $920,000 may be invested in either United States treasuries with a maturity of 180 days or less or in money market funds that invest solely in United States treasuries.

In the event that we are unable to close a business combination within the allotted time, the escrow agent will be authorized to transfer $0.60 per public warrant, to holders of public warrants other than our sponsors, as promptly as reasonably possible but no more than five business days thereafter and all such public warrants and repurchased public warrants will expire worthless.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

All ongoing and future transactions between us and any member of our management team or his or her respective affiliates will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable to us than are available from unaffiliated third parties. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

C. Interests of experts and counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

B. Significant changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

The units are listed on The Nasdaq Capital Market under the symbol INXBU. The ordinary shares and warrants comprising the units will begin separate trading on October 18, 2012 unless EBC informs us of its decision to allow earlier separate trading, subject to issuing a press release announcing when such separate trading will begin. Once the securities comprising the units begin separate trading, we expect the ordinary shares and warrants to be traded on The Nasdaq Capital Market under the symbols “INXB” and “INXBW,” respectively. The following table sets forth the highest and lowest quotations, which represent the average of closing bid and asked prices, for the units since they were listed on July 19, 2012, as derived from The Nasdaq Capital Market:

	Units
Reference period	High	Low
Most recent six months
Jul-12	8.08	8.00
Aug-12	8.10	8.04

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Our memorandum and articles of association authorize the issuance of an unlimited amount of both ordinary shares of no par value and preferred shares of no par value. We may issue a substantial number of additional ordinary or preferred shares to complete our initial business combination or under an employee incentive plan after consummation of our initial business combination.  As of March 31, 2012, there were 1,150,000 ordinary shares outstanding.  As of March 31, 2012 there were no shares of preferred stock or warrants outstanding.

B. Memorandum and articles of association

The description of our Amended and Restated Memorandum and Articles of Association is contained in our Registration Statement on Form F-1, as amended (File No. 333-173575), filed with the Commission, which is incorporated herein by reference. A copy of our Amended and Restated Memorandum and Articles of Association is filed as an exhibit with our Form 6-K filed on July 25, 2012.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report on Form 20-F which are incorporated herein by reference.

D. Exchange controls and other limitations affecting security holders

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E. Taxation

British Virgin Islands Taxation

The company and all distributions, interest and other amounts paid by the company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its securityholders.

United States Federal Income Taxation

General

Because the components of a unit are separable at the option of the holder, the holder of a unit generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to holders of units (as the deemed owners of the underlying ordinary shares and warrants that comprise the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion assumes that the ordinary shares and warrants will trade separately and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5 percent or more of our voting shares;
•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the descriptions herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Allocation of Purchase Price and Characterization of a Unit

There is no authority addressing the treatment, for U.S. federal income tax purposes, of securities with terms substantially the same as the units, and, therefore, that treatment is not entirely clear. Each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one ordinary share and one warrant to acquire one ordinary share. For U.S. federal income tax purposes, each holder of a unit generally must allocate the purchase price of a unit between the ordinary share and the warrant that comprise the unit based on the relative fair market value of each at the time of issuance. The price allocated to each ordinary share and the warrant generally will be the holder’s tax basis in such share or warrant, as the case may be.

The foregoing treatment of our ordinary shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each holder is advised to consult its own tax advisor regarding the risks associated with an investment in a unit (including alternative characterizations of a unit) and regarding an allocation of the purchase price between the ordinary share and the warrant that comprise a unit. The balance of this discussion assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

U.S. Holders

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on our ordinary shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders, under tax law currently in effect, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) only if our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. Holders of such ordinary shares as described under “— Taxation of Distributions Paid on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a redemption of warrants or ordinary shares, as discussed below, and including as a result of a dissolution and liquidation in the event we do not consummate an initial business combination within the required time), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary share acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that under tax law currently in effect long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. It is unclear whether the redemption rights with respect to the ordinary shares described in the prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements for this purpose. The deductibility of capital losses is subject to various limitations that are not described herein because a discussion of such limitations depends on each U.S. Holder’s particular facts and circumstances. Among such limitations is the deduction for losses upon a taxable disposition by a U.S. Holder of a warrant (whether or not held as part of a unit) if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. Holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical shares or securities. U.S. Holders who recognize losses with respect to a disposition of our ordinary shares or warrants should consult their own tax advisors regarding the tax treatment of such losses.

Redemption of Ordinary Shares

Subject to the PFIC rules described below, if a U.S. Holder redeems ordinary shares for the right to receive cash pursuant to the exercise of a shareholder redemption right or if we purchase a U.S. Holder’s ordinary shares in an open market transaction, for U.S. federal income tax purposes, such redemption will be subject to the following rules. If the redemption qualifies as a sale of the ordinary shares under Section 302 of the Code, the tax treatment of such redemption will be as described under “— Taxation on the Disposition of Ordinary Shares and Warrants” above. If the redemption does not qualify as a sale of ordinary shares under Section 302 of the Code, a U.S. Holder will be treated as receiving a distribution with the tax consequences described below. Whether redemption of our shares qualifies for sale treatment will depend largely on the total number of our ordinary shares treated as held by such U.S. Holder (including any shares constructively owned as a result of, among other things, owning warrants). The redemption of ordinary shares generally will be treated as a sale or exchange of the ordinary shares (rather than as a distribution) if the receipt of cash upon the redemption (i) is “substantially disproportionate” with respect to a U.S. Holder, (ii) results in a “complete termination” of such holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder must take into account not only our ordinary shares actually owned by such holder, but also our ordinary shares that are constructively owned by such holder. A U.S. Holder may constructively own, in addition to our ordinary shares owned directly, ordinary shares owned by related individuals and entities in which such holder has an interest or that have an interest in such holder, as well as any ordinary shares such holder has a right to acquire by exercise of an option, which would generally include ordinary shares which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by a U.S. Holder immediately following the redemption of our ordinary shares must, among other requirements, be less than 80% of the percentage of our outstanding voting and ordinary shares actually and constructively owned by such holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of our ordinary shares actually and constructively owned by such U.S. Holder are redeemed or (ii) all of our ordinary shares actually owned by such U.S. Holder are redeemed and such holder is eligible to waive, and effectively waives, in accordance with specific rules, the attribution of shares owned by family members and such holder does not constructively own any other shares. The redemption of the ordinary shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of a U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their own tax advisors as to the tax consequences of an exercise of the redemption right.

If none of the foregoing tests are satisfied, then the redemption may be treated as a distribution and the tax effects will be as described under “— Taxation of Distributions Paid on Ordinary Shares,” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its own tax advisors as to the allocation of any remaining basis.

U.S. Holders who actually or constructively own one percent or more of our shares (by vote or value) may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their own tax advisors with respect to their reporting requirements.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary share generally would begin on the day after the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the ordinary shares received would equal the holder’s basis in the warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrant. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the ordinary shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the ordinary shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants exercised. A U.S. Holder’s holding period for the ordinary shares would commence on the date following the date of exercise of the warrant. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our initial taxable year ending March 31, 2012. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known until after the close of our current taxable year ending March 31, 2013. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC beginning with our initial taxable year ending March 31, 2012. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year ending March 31, 2013 or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder will avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants to acquire our ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including The Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made) and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holders gain on the sale or other disposition of our ordinary shares and warrants.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a U.S. Holder, subject to certain exceptions, and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	fails to comply with applicable certification requirements.

A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

We will withhold all taxes required to be withheld by law from any amounts otherwise payable to any holder of our ordinary shares or securities, including tax withholding required by the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the requisite information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Recently enacted legislation imposes withholding tax at a rate of 30% on payments to certain foreign entities after December 31, 2012, on dividends on and the gross proceeds of dispositions of U.S. equity interests, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in the units.

Also, under recently enacted legislation, a U.S. holder is required to file with such U.S. holder’s income tax return new Form 8938 to report the ownership of shares or securities issued by a foreign corporation exceeding certain threshold amounts.

F. Dividends and paying agents

The Company has no current plans to pay dividends.  The Company does not currently have a paying agent.

G. Statement by experts

Not applicable.

H. Documents on display

The Company files annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov ..

I. Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The net proceeds of our initial public offering held in the trust account, will be invested only in any of (i) U.S. treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act. Due to the short-term nature of these investments, we do not believe we will have a material exposure to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of security holders have not been materially changed.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and Principal Accounting and Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Co-Chief Executive Officers and Principal Accounting and Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2012. Based upon their evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Change in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, the Company  has made no changes to its internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under The Nasdaq Capital Market listing standards. The Nasdaq Capital Market listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Mr. Segall is the sole member of our audit committee and, due to his past experience, our board of directors has determined that Mr. Segall has the requisite experience and independence necessary to comply with the applicable provisions of Rule 10A-3 as required by The Nasdaq Capital Market Rules. Since we are electing to follow our home country corporate governance practices instead of certain requirements of The Nasdaq Capital Market Rules, we will not have an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

In 2012, our board of directors adopted a code of ethics for senior executive and financial officers. A copy of the code of ethics is filed as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since April 6, 2011 (date of inception), the Company’s principal independent registered public accounting firm has been Ziv Haft, located at Amot Bituach House Bldg. B 46-48, Derech Menachem Begin Rd., Tel Aviv 66180. Ziv Haft has audited the balance sheets of the Company as of March 31, 2012 and the related statements of operations, changes in shareholders’ equity, and cash flows for the year-ended March 31, 2012.

The following table represents the aggregate fees for service rendered by Ziv Haft, BDO member firm for the period from April 6, 2011 to March 31, 2012.

March 31, 2012
Audit Fees	$23,864
Audit-Related Fees	-
Tax Fees	-
All Other Fees	-
Total fees	$23,864

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a FPI, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules, which in general require listed companies to have, among other things, a majority of independent directors on the board of directors, a nominating committee consisting solely of independent directors and a formal director nomination process. The corporate governance practice in our home country, the British Virgin Islands, does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. We currently intend to rely upon the relevant home country exemptions in lieu of Nasdaq requirements with respect to the nominating committee or nomination process, majority independence of our board of directors, the number of independent directors on the audit committee and involvement of independent directors in the determination of executive compensation. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection than is accorded to investors under the Listing Rules of The Nasdaq Stock Market applicable to domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this annual report beginning on page F-1, which are incorporated herein by reference.

 ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement (1)

3.1	Memorandum and Articles of Association (2)

3.2	Amended and Restated Memorandum and Articles of Association (1)

4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)

10.1	Amended and Restated Promissory Note, dated March 31, 2012, issued to the Sponsors (2)

10.2	Letter Agreement between the Registrant, the Initial Shareholders, and the Sponsors (1)

10.3	10b5-1 Warrant Purchase Plan by the Sponsors (3)

10.4	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)

10.5	Letter Agreement between Infinity-C.S.V.C. Management Ltd. and the Registrant regarding administrative support (1)

10.6	Registration Rights Agreement between the Registrant and the Securityholders (1)

10.7	Securities Purchase Agreement, dated as of April 6, 2011, between the Registrant and the Sponsors (2)

10.8	Second Amended and Restated Sponsor Warrants Purchase Agreement between the Registrant and the Sponsors (4)

10.9	Amended and Restated EBC Warrant Purchase Agreement, between EBC and the Registrant (5)

10.10	Indemnity Agreement (6)

10.11	Sponsor Escrow Agreement (6)

11.1	Form of Code of Ethics (6)

12.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.1	Financial Statements for the period ended March 31, 2012

(1)	Incorporated by reference to the registrant’s current report on Form 6-K filed on July 25, 2012.
(2)	Incorporated by reference to the registrant’s registration statement on Form S-1, filed on June 8, 2012.

(3)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on June 28, 2012.
(4)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on May 25, 2012.
(5)	Incorporated by reference to the registrant’s registration statement on Form S-1/A, filed on May 19, 2011.
(6)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on January 19, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFINITY CROSS BORDER ACQUISITION CORPORATION

August 14, 2012
	By:	/s/ Amir Gal-Or
Amir Gal-Or
Co- Chief Executive Officer and Principal Accounting and Financial Officer

August 14, 2012
	By:	/s/ Avishai Silvershatz
Avishai Silvershatz
Co- Chief Executive Officer

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Infinity Cross Border Acquisition Corporation:

We have audited the accompanying balance sheet of Infinity Cross Border Acquisition Corporation (a corporation in the development stage) (the "Company") as of March 31, 2012 and the related statement of operations, changes in shareholders' equity, and cash flows for the period from April 6, 2011 (date of inception) to March 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles we used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material aspects, the financial position of Infinity Cross Border Acquisition Corporation (a company in the development stage) as of March 31, 2012 and the results of its operations and its cash flows for the period from April 6, 2011 (date of inception) to March 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel Aviv, Israel	Ziv Haft
August 13, 2012	Certified Public Accountants (Isr.)
BDO Member Firm

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

BALANCE SHEET

March 31, 2012

ASSETS

Current assets
Cash	$152
Prepaid expenses	-
Deferred offering costs (Note 2)	62,500
Total Assets	$62,652

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Note and advances payable to affiliate	$55,940
Accrued offering costs	8,836
Accrued expenses	-
Total current liabilities	64,776

Commitments and Contingencies

Shareholders' Equity:
Ordinary shares, no par value; unlimited shares authorized; 1,437,500* shares issued and outstanding; 1,437,500 issued and outstanding (Note 4)	-
Additional paid-in capital	25,000
Deficit accumulated during the development stage	(27,124)
Total shareholders’ equity (deficit )	(2,124)
Total liabilities and shareholders' equity (deficit )	$62,652

* includes shares after the Forward Split effectuated on May 24, 2012

The accompanying notes should be read in conjunction with the financial statements

F-3

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENT OF OPERATIONS

Period from April 6, 2011 (inception) to March 31, 2012

Formation and operating costs	$27,124
Net loss applicable to ordinary shareholders	$(27,124)

Weighted average number of ordinary shares outstanding	1,437,500

Basic and diluted
Net loss per ordinary share -

Basic and diluted	$(0.02)

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from April 6, 2011 (inception) to March 31, 2012

	Ordinary shares		Additional paid- in capital	Deficit accumulated during the development stage	Total Shareholders’ equity (defcit)
	Shares	Amount
Sale of ordinary shares to Sponsors on April 6, 2011 at approximately $ 0.022 per share (Note 5)	1,150,000	$-	$25,000	$-	$25,000
Share increase as a result of a 1.25 for 1 forward stock split*	287,500
Net loss for the period				(27,124)	(27,124)
Balances as of March 31, 2012	1,437,500	-	25,000	(27,124)	(2,124)

* includes shares after the Forward Split effectuated on May 24, 2012

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENT OF CASH FLOWS

Period from April 6, 2011 (inception) to March 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss for the period	(27,124)
Change in operating liabilities:
Prepaid expenses	-
Accrued expenses	-
Net cash used in operating activities	27,124

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(53,664)
Proceeds from sale of ordinary shares to Sponsor	25,000
Proceeds from note and advances payable to affiliate	55,940
Net cash provided by financing activities	$27,276

Net increase in cash	152
Cash
Beginning of period	-
End of period	152

SUPPLEMENTAL SCHEDULE FOR NON-CASH FINANCING ACTIVITIES
Deferred offering costs included in accrued offering costs	8,836

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations

Incorporation

Infinity Cross Border Acquisition Corporation f/k/a Infinity China 1 Acquisition Corporation (the “Company”) was incorporated in the British Virgin Islands on April 6, 2011.

Sponsor

The Company’s sponsors are Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. (collectively, the “Sponsors”). The general partner of each of aforementioned funds is Infinity-CSVC Partners, Ltd., a Cayman Islands exempted company.

Fiscal Year End

The Company has selected March 31 as its fiscal year end.

Business Purpose

The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities (an “Initial Business Combination”).

Business Combination

An Initial Business Combination is subject to the following size, focus and shareholder approval provisions:

Size — The prospective target business or businesses must have a fair market value that is at least equal to 80% of the balance of the Trust Account at the time of the execution of a definitive agreement with such target. The Company will not consummate an Initial Business Combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Act.

Focus — The Company will seek to identify, acquire and operate a business located in Canada, Europe, Africa or Israel, although the Company may pursue acquisition opportunities in other geographic regions.

Tender Offer/Shareholder Approval  — The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) provide shareholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account held at J.P. Morgan Chase N.A., London Branch (the “Trust Account”), including interest but less taxes payable plus amounts released to fund working capital requirements, or (ii) if the Company loses its status as a foreign private issuer (“FPI”) and is subject to the Exchange Act rules applicable to domestic issuers, seek shareholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable plus amounts released to fund working capital requirements. The decision as to whether the Company will seek shareholder approval of the Initial Business Combination or will allow shareholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as whether the Company is deemed a FPI, the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval. If the Company seeks shareholder approval, it will consummate its Initial Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of the Initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations - (continued)

Regardless of whether the Company holds a shareholder vote or a tender offer in connection with an Initial Business Combination, a public shareholder will have the right to redeem their Public Shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable plus amounts released to fund working capital requirements. As a result, such Ordinary Shares are recorded at redemption/tender value and classified as temporary equity as of the completion of the Company’s initial public offering (the “Public Offering” or the “IPO”), in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

Liquidation  — If the Company does not consummate an Initial Business Combination within 18 (or 21 months) from the closing of the Public Offering, the Company (i) will, as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to holders of Public Shares by way of redemption and (ii) intends to cease all operations except for the purposes of any winding up of its affairs. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the BVI Business Companies Act, 2004 of the British Virgin Islands.

In the event of liquidation, it is likely the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the Public Warrants discussed in Note 3).

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The Company has neither engaged in any operations nor generated any income to date. All activity through the date the financial statements were issued related to the Company’s formation and preparation for the Public Offering. The Company will not generate any operating revenues until after completion of an Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on the designated Trust Account.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing net loss per share by the weighted average number of Ordinary Shares outstanding, plus to the extent dilutive, the incremental number of Ordinary Shares to settle warrants held by the Sponsors (see Note 5), as calculated using the treasury stock method. During the period from inception through March 31, 2012, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Ordinary Shares and then share in the earnings of the Company. As a result, dilutive loss per Ordinary Share is equal to basic loss per Ordinary Share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies - (continued)

Income Taxes

The Company was incorporated in the British Virgin Islands, and as such, is not subject to corporate income taxes. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of March 31, 2012. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period ended March 31, 2012. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Deferred Offering Costs

Deferred offering costs consist principally of legal and accounting fees incurred through the balance sheet date that are related to the Public Offering and that were charged to capital upon the receipt of the capital raised.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair values of financial instruments, including cash and the note payable to related party, approximate their carrying amount due primarily to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

3. Related Party Transactions

Founder Shares  — In April 2011, the Sponsors purchased 1,150,000 ordinary shares as adjusted, (the “Founder Shares”) for $25,000, or approximately $0.022 per share. On May 24, 2012, the Company effectuated a 1.25-for-1 forward split of the outstanding Ordinary Shares, leaving the Sponsors and initial shareholders with 1,437,500 founder shares.

Forfeiture  — The Founder Shares include 187,500 Ordinary Shares that are subject to forfeiture if and to the extent the underwriters’ over-allotment option is not exercised, so that the initial shareholders will own 20% of the Company’s issued and outstanding shares after the Public Offering.

Rights  — The Founder Shares are identical to the Ordinary Shares included in the Public Units in the Public Offering except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the initial shareholders have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares they purchase in connection with the Initial Business Combination and have also waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination within 18 (or 21) months from the closing of the Public Offering.

Voting  — If the Company seeks shareholder approval of its Initial Business Combination, the initial shareholders have agreed to vote the Founder Shares and any Public Shares purchased during or after the Public Offering in favor of the Initial Business Combination.

Liquidation  — Although the initial shareholders and their permitted transferees have waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination within 18 (or 21) months from the closing of the Public Offering, they are entitled to redemption rights with respect to any Public Shares they may own.

Disposition Restrictions

The initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares (except in limited circumstances to permitted assigns) until the earlier of (1) one year after the completion of its Initial Business Combination and (2) the date on which the Company consummate a liquidation, share exchange, share reconstruction and amalgamation, or other similar transaction after its Initial Business Combination that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-Up Period”). Notwithstanding the foregoing, if the Company’s share price reaches or exceeds $9.60 for any 20 trading days within at least one 30-trading day period during the Lock-Up Period, 50% of the Founder Shares will be released from the lock-up and, if the Company’s share price reaches or exceeds $12.00 for any 20 trading days within at least one 30-trading day period during such Lock Up Period, the remaining 50% of the Founder Shares shall be released from the lock-up. The Sponsors have agreed not to transfer, assign or sell any of the Sponsor Warrants including the Ordinary Shares issuable upon exercise of the Sponsor Warrants until after the completion of an Initial Business Combination.

Administrative Services

The Company has agreed to pay $10,000 per month for up to 21 months for office space, utilities and secretarial and administrative services to Infinity-C.S.V.C. Management Ltd, an affiliate of the Company’s sponsors. Services will commence on the date the securities commence trading on NASDAQ and will terminate upon the earlier of (i) the consummation of an Initial Business Combination or (ii) the liquidation of the Company.

Note and advances Payable

In April, 2011, the Company issued an unsecured promissory note for $45,000 to the Sponsors and received from the Sponsors advances in the amount of $10,940; proceeds from the loan and the advances were used to fund a portion of the organizational and offering expenses owed by the Company to third parties. The principal balances of the loan and the advances are repayable on the earlier of (i) the date of the consummation of the Public Offering or (ii) September 30, 2012. The principal balance is pre-payable without penalty at any time in whole or in part. No interest accrues on the unpaid principal balance of the loan and the advances. The loan and the advances will be repaid upon the consummation of the Public Offering. Due to the short-term nature of the loan and the advances, their fair value approximates its carrying amount.

4. Shareholders’ Equity

Ordinary Shares

The Company has unlimited Ordinary Shares authorized. Holders of the Company’s Ordinary Shares are entitled to one vote for each Ordinary Share. At March 31, 2012, there were 1,150,00 Ordinary Shares outstanding which increased to 1,437,500 founder shares after the forward split.

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

5. Subsequent Events

On July 19, 2012, the Company priced the Public Offering of 5,000,000 units (the “IPO Units”), each unit (a “Unit”) consisting of one ordinary share, no par value per share (the “Ordinary Shares”), and a warrant (a “Warrant”) to purchase one Ordinary Share, pursuant to the registration statement on Form S-1 as amended on Form F-1 (File No. 333-173575) (the “Registration Statement”).  The closing of the IPO was consummated on July 25, 2012. Simultaneously with the closing of the IPO, the Company closed a private placement (the “Private Placement”) where it sold an aggregate of 4,000,000 Warrants to the Company’s sponsors (the “Sponsor Warrants”) and 400,000 Warrants (“Placement Warrants”) to EarlyBird Capital, Inc. (“EarlyBird” or “EBC”).

On July 26, 2012, EBC exercised its over-allotment option in full and, on July 27, 2012, purchased all 750,000 of the over-allotment units, which were sold at an offering price of $8.00 per Unit, generating gross proceeds of $6,000,000. As a result, the initial shareholders of the Company were not obligated to forfeit any of the 187,500 Ordinary Shares held by them that had been subject to forfeiture to the extent EBC did not exercise the over-allotment option in full. On July 27, 2012, simultaneously with the closing of the sale of the over-allotment units, the Company consummated the private sale of 420,000 warrants at a price of $0.50 per warrant, for an aggregate purchase price of $210,000 as part of the Private Placement. The private warrants, which were purchased by the Sponsors and EBC are identical to the Sponsor Warrants and Private Placement Warrants.

After giving effect to the IPO, the sale of the over-allotment units and the private placement of all the Warrants, a total of $46,000,000 (or $8.00 per public share) was placed in a trust account established for the benefit of the Company’s public shareholders.

In connection with the IPO, the Company entered into various written agreements, including the following: (i) an underwriting agreement with EarlyBird, as representative of the underwriters; (ii) an investment management trust agreement (the “Trust Agreement”) with Continental Stock Transfer and Trust Company (“CST”); (iii) a registration rights agreement with the initial holders of the Company’s securities; (iv) a warrant agreement with CST; (v) a letter agreement with the Sponsors, officers and directors of the Company; (vi) an administrative services agreement and (vii) a Merger and Acquisition Agreement (the “M&A Agreement”) with EarlyBird.  In addition, the Company has caused to be filed with the Registrar of Corporate Affairs, BVI Financial Services Commission, its amended and restated memorandum and articles of association (“Memorandum and Articles”).

Underwriting Agreement

On July 19, 2012, the Company entered into an underwriting agreement (the “Underwriting Agreement”) relating to the sale of the IPO Units.

A portion of the proceeds of the IPO and the Private Placement were placed into the Trust Account (as defined below) and will be released upon the earlier of the Company’s (a) consummation of an Initial Business Combination by January 25, 2014 (or by April 25, 2014, if the Company has entered into a definitive agreement with a target business but has not yet consummated an Initial Business Combination by January 25, 2014) or (b) a redemption of the Ordinary Shares issued in the IPO prior to any voluntary winding-up in the event the Company does not consummate an Initial Business Combination within the required time frame, as described in the Registration Statement and the Memorandum and Articles.  The Underwriting Agreement provides for an underwriters’ discount in an amount equal to 3.5%, or $1,610,000, of the gross proceeds of the IPO (including the underwriter’s discount with respect to the over-allotment option).

Pursuant to the terms of the Underwriting Agreement, the sale of the IPO Units was completed on July 25, 2012 at a purchase price of $7.72 (the offering price to the public of $8.00 per Unit minus the underwriters’ discount of $0.28 per Unit). On July 26, 2012, EBC exercised its over-allotment option in full and, on July 27, 2012, purchased all 750,000 of the over-allotment units, which were sold at an offering price of $8.00 per Unit, generating gross proceeds of $6,000,000.

The Underwriting Agreement includes certain customary representations, warranties and covenants by the Company.  It also provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make because of any of those liabilities.

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

5. Subsequent Events - (continued)

Merger and Acquisition Agreement

On July 19, 2012, the Company entered into the M&A Agreement with EarlyBird wherein the Company has agreed to engage EarlyBird as an investment banker in connection with the Initial Business Combination to provide it with assistance in negotiating and structuring the terms of the Initial Business Combination. The Company anticipates these services will include assisting the Company with valuing and structuring any proposed offer to be made to a target business and negotiating a letter of intent and/or definitive agreement with any potential target business. The Company will pay EarlyBird a cash fee for such services upon the consummation of the Initial Business Combination in an amount equal to $860,000 (the “M&A Fee”). Such amount may be paid out of the funds held in the Trust Account.

Investment Management Trust Agreement

On July 19, 2012, the Company entered into the Trust Agreement with CST, acting in its capacity as trustee.  In accordance with the terms of the Trust Agreement, a portion of the proceeds from the IPO and the Private Placement in an aggregate amount of $46,000,000 (including proceeds received from EBC’s exercise of its over-allotment option) will be deposited into the Trust Account.  The funds in the Trust Account will not be released until the earlier of the Company’s (a) consummation of the Initial Business Combination or (b) redemption of the Ordinary Shares sold in the IPO if the Company is unable to consummate an Initial Business Combination by January 25, 2014 (or by April 25, 2014, if the Company has entered into a definitive agreement with a target business but has not yet consummated an Initial Business Combination by January 25, 2014), as described in the Registration Statement and the Memorandum and Articles. The Company is permitted under the Trust Agreement, notwithstanding the foregoing, to draw amounts from the interest earned on the amount in the Trust Account to pay taxes and for working capital requirements.  The proceeds held in the Trust Account may be invested by the trustee solely in (i) US Treasuries with a maturity of 180 days or less, (ii) in any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. Treasuries, or (iii) in any open ended investment company that holds itself out as a money market fund, which invests in U.S. Treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Company Act”); and, with respect to option (iii) above, accompanied by an opinion of counsel reasonably satisfactory to EarlyBird that such investment would not cause the Company to be an investment company under the Company Act.

Holders of the Ordinary Shares underlying the IPO Units (the “IPO Shares”) are entitled to receive funds from the Trust Account equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable) in the event the IPO Shares are redeemed by the Company.  If the Company conducts the redemption pursuant to the tender offer rules, the redemption price payable per IPO Share will be equal to the amount held in the Trust Account as of two business days prior to the commencement of the tender offer including interest but net of taxes payable divided by the total number of IPO Shares.

If and only if the Company is no longer a “foreign private issuer” as defined under Rule 3b-4 of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and the Company proceeds with a redemption of the IPO Shares in conjunction with a proxy solicitation under the proxy rules pursuant to Regulation 14A of the Exchange Act and not the tender offer rules because it is required by British Virgin Islands law or the Nasdaq Capital Market to seek shareholder approval of the Initial Business Combination or if it decides to seek shareholder approval for business reasons, the Company will offer to redeem the IPO Shares at a redemption price equal to the pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and amounts released to the Company for working capital purposes, in accordance with the proxy solicitation rules.  The Company will distribute to holders of IPO Shares no less than $8.00 per share whether or not the redemption is pursuant to the tender offer or proxy rules. In the event an Initial Business Combination is consummated, all sums remaining in the Trust Account shall be released to the Company and there will be no restriction on the Company’s use of such funds.

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

5. Subsequent Events - (continued)

Registration Rights Agreement

On July 19, 2012, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the initial holders of the Company’s securities (including the holders of the Sponsor Warrants and Placement Warrants and underlying Ordinary Shares).

Parties to the Registration Rights Agreement may (a) make up to three demands of the Company to register for sale the securities covered under the agreement under the Securities Act of 1933, as amended (“Securities Act”), provided, however, that EarlyBird shall only have one such demand right or (b) have a right to include such securities in other registration statements filed by the Company.

Unit Purchase Option

At the closing of the IPO, the Company also sold to the underwriters, for $100, an option to purchase a total of 500,000 units (“Unit Purchase Option”) at an exercise price of $8.80 per unit (“Option Units”).  The Option Units are identical to the IPO Units.  Holders of the Option Units have certain demand and “piggy-back” registration rights as described in the Unit Purchase Option.

Warrant Agreement

On July 19, 2012, the Company entered into a warrant agreement (the “Warrant Agreement”) with CST pursuant to which CST shall act as warrant agent in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants underlying the IPO Units (the “Public Warrants”), the Sponsor Warrants, the Placement Warrants and the warrants underlying the Option Units (collectively, the “Company Warrants”).  A Warrant may be exercised at a price of $7.00 per share during the period commencing on the later of: (i) the date on which the Company completes the Initial Business Combination or (ii) July 25, 2013, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is three (3) years after the date on which the Company completes its Initial Business Combination, (y) the liquidation of the Company, or if the Company fails to consummate an Initial Business Combination or (z) other than with respect to the Sponsor Warrants, Placement Warrants and those Public Warrants repurchased by the Sponsors pursuant to a 10b5-1 plan, the date the Company elects to redeem all of the Public Warrants as provided in Section 6.2 of the Warrant Agreement.

The Sponsor Warrants, Placement Warrants and any Repurchased Public Warrants (as defined in the Warrant Agreement) are identical to the Public Warrants, except that (a) so long as they are held by the sponsors or EarlyBird or any of their permitted transferees, the Sponsor or Placement Warrants, as applicable, and the Repurchased Public Warrants: (i) may be exercised for cash or on a cashless basis, (ii)  may not be transferred, assigned or sold until after the completion by the Company of the Initial Business Combination and (iii) shall not be redeemable by the Company; and (b) the period during which the Placement Warrants are exercisable may not be extended beyond the date that is five years from the effective date of the Registration Statement. No amendment to the Warrant Agreement shall amend the expiration date of the Public Warrants to a date prior to 30 days following the Initial Business Combination without the written approval of EarlyBird.

The Warrant Agreement provides for, among other things, the form and provisions of the Company Warrants and the manner in which the Company Warrants may be exercised.  The Warrant Agreement also contains certain anti-dilution provisions and the manner in which the Company Warrants may be redeemed.

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

5. Subsequent Events - (continued)

Letter Agreement

On July 19, 2012, the Company entered into a letter agreement (the “Letter Agreement”) with the sponsors, officers and directors of the Company.   The Company’s sponsors have agreed, pursuant to the Letter Agreement, to be liable to the Company if and to the extent any claim by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduces the amount in the Trust Account to below $8.00 per share, except as to any claims by a third party which has executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the sponsors will not be responsible to the extent of any liability for such third party claims.

All shares owned by the initial shareholders prior to the IPO (the “Founder Shares”) are subject to a lock-up until the earliest of: (i) one year after the completion of the Initial Business Combination or (ii) the Company consummates a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property following consummation of the Initial Business Combination (the “Lock-Up Period”). During such time, the initial shareholders shall not, except as described in the Registration Statement, (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to Founder Shares, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Founder Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B); provided, however, if the last sales price of the Ordinary Shares reaches or exceeds $9.60 for any 20 trading days within any 30-trading day period during the Lock-Up Period, 50% of the Founder Shares will be released from the lock-up and, if the last sales price of the Ordinary Shares reaches or exceeds $12.00 for any 20 trading days within any 30-trading day period during the Lock-Up Period, the remaining 50% of the Founder Shares shall be released from the lock-up (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like).

Until after the completion of the Initial Business Combination (the “Warrant Lock-Up Period”), each of the initial warrant holders who purchased the Sponsor Warrants, shall not, except as described in the Registration Statement, (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to the Sponsor Warrants and the Ordinary Shares underlying the Sponsor Warrants, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Sponsor Warrants and the Ordinary Shares underlying the Sponsor Warrants, whether any such transaction is to be settled by delivery of the Ordinary Shares or such other securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B).

INFINITY CROSS BORDER ACQUISITION CORPORATION
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

5. Subsequent Events - (continued)

Notwithstanding the foregoing, each of the initial shareholders and warrant holders may transfer the Founder Shares and/or Sponsor Warrants and the respective Ordinary Shares underlying the Sponsor Warrants: (i) to the officers or directors of the Company, any affiliates or family members of any of the Company’s officers or directors, any of the sponsors, or any affiliates of the sponsors, including any member of management of any of the sponsors; (ii) by gift to a member of one of the members of the sponsor’s immediate family or to a trust, the beneficiary of which is a member of one of the members of the sponsor’s immediate family, an affiliate of the sponsors; (iii) by virtue of laws of descent and distribution upon death of the officers, directors or one of the members of such sponsor; (iv) pursuant to a qualified domestic relations order; or (v) by virtue of the laws of the jurisdiction of organization of any Sponsor upon dissolution of such sponsor; provided, however, that these permitted transferees enter into a written agreement with the Company agreeing to be bound by the forfeiture restrictions and transfer restrictions set forth above.

During the lock-up periods, holders of Ordinary Shares will retain all other rights as shareholders, including, without limitation, the right to vote their respective Ordinary Shares and to receive dividends payable in cash with respect to all Company securities owned on condition that all dividends payable in Ordinary Shares or other non-cash property become subject to the applicable lock-up periods and early release as described above.

All parties to the Letter Agreement have agreed to waive, with respect to any Ordinary Shares held by them, any redemption rights such party may have in connection with the consummation of an Initial Business Combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such Initial Business Combination or in the context of a tender offer made by the Company to purchase Ordinary Shares.  The parties are entitled to redemption rights with respect to any Ordinary Shares purchased by them in the open market if the Company fails to consummate an Initial Business Combination within the allotted time period.

Each of the parties to the Letter Agreement have agreed not to propose an amendment to the Memorandum and Articles that would affect the substance or timing of the Company's redemption obligation, as described in the Registration Statement.

Administrative Services Agreement

Infinity-C.S.V.C. Management Ltd., an affiliate of the sponsors, has agreed that commencing on July 20, 2012, it will provide to the Company at a cost of $10,000 per month, office space, secretarial and administrative services until the earlier of (a) the successful completion of the Initial Business Combination or (b) the date on which the Company is dissolved and liquidated.

