Form 20-F/A
period 2012-03-31
Infinity Cross Border Acquisition Corp
filed 2012-08-28
CIK 1518205

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐   No  ☐

Explanatory Note

This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended March 31, 2012 originally filed with the Securities and Exchange Commission on August 15, 2012 (“2012 Form 20-F”), is being filed solely for the purposes of filing XBRL related documents in Exhibit 101. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement (1)
3.1	Memorandum and Articles of Association (2)
3.2	Amended and Restated Memorandum and Articles of Association (1)
4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)
10.1	Amended and Restated Promissory Note, dated March 31, 2012, issued to the Sponsors (2)
10.2	Letter Agreement between the Registrant, the Initial Shareholders, and the Sponsors (1)
10.3	10b5-1 Warrant Purchase Plan by the Sponsors (3)
10.4	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)
10.5	Letter Agreement between Infinity-C.S.V.C. Management Ltd. and the Registrant regarding administrative support (1)
10.6	Registration Rights Agreement between the Registrant and the Securityholders (1)
10.7	Securities Purchase Agreement, dated as of April 6, 2011, between the Registrant and the Sponsors (2)
10.8	Second Amended and Restated Sponsor Warrants Purchase Agreement between the Registrant and the Sponsors (4)
10.9	Amended and Restated EBC Warrant Purchase Agreement, between EBC and the Registrant (5)
10.10	Indemnity Agreement (6)
10.11	Sponsor Escrow Agreement (6)
11.1	Form of Code of Ethics (6)
12.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002 (7)
12.2	Certification of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002 (7)
13.1	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002 (7)

101.INS *	XBRL Instance Document

101.SCH *	XBRL Taxonomy Extension Schema Document

101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB *	XBRL Taxonomy Extension Label Linkbase Document

101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the registrant’s current report on Form 6-K filed on July 25, 2012.
(2)	Incorporated by reference to the registrant’s registration statement on Form S-1, filed on June 8, 2012.

(3)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on June 28, 2012.
(4)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on May 25, 2012.
(5)	Incorporated by reference to the registrant’s registration statement on Form S-1/A, filed on May 19, 2011.
(6)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on January 19, 2012.

(7)	Incorporated by reference to the registrant’s annual report on Form 20-F, filed on August 15, 2012.

* XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended March 31, 2012 on its behalf.

INFINITY CROSS BORDER ACQUISITION CORPORATION

August 28, 2012
	By:	/s/ Amir Gal-Or
Amir Gal-Or
Co- Chief Executive Officer and Principal Accounting and Financial Officer

August 28, 2012
	By:	/s/ Avishai Silvershatz
Avishai Silvershatz
Co- Chief Executive Officer