Form 20-F
period 2013-03-31
Infinity Cross Border Acquisition Corp
filed 2013-07-29
CIK 1518205

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	British Virgin Islands (Jurisdiction of incorporation or organization)

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 7,187,500 ordinary shares.

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

INFINITY CROSS BORDER ACQUISITION CORPORATION

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

•	references to “we,” “us,” “our,” “company” or “our company” refer to Infinity Cross Border Acquisition Corporation, formerly known as Infinity China 1 Acquisition Corporation, a company organized under the laws of the British Virgin Islands;

•	references to “founder shares” refer to the 1,437,500 ordinary shares held by our sponsors, officers and directors prior to the offering;

•	references to “initial shareholders'' collectively refers to our sponsors, officers and directors who own the founder shares;

•	references to “Securities Act” are to the United States Securities Act of 1933, as amended, and references to the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

•	references to a ‘FPI” or “FPI status” are references to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

•	references to “initial business combination” and to “business combination” means to acquire, engage in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchase all or substantially all of the assets of, or engage in any other similar business combination with one or more businesses or entities;

•	references to the “Companies Act” or the “Act” mean the BVI Business Companies Act of 2004, as amended, of the British Virgin Islands;

•	References to “EBC” mean EarlyBirdCapital, Inc. the representative of the underwriters of our July 19, 2012 offering;

•	References to “EBC warrants” means the 438,182 warrants that EBC purchased upon consummation of the offering and the exercise of the over-allotment;

•	references to “insider warrants” are to the EBC warrants and sponsor warrants;

•	references to our “management” or our “management team” refer to our officers and directors;

•	references to “public shares” are to ordinary shares sold as part of the units in the offering (whether they were purchased in the offering or thereafter in the open market) and pursuant to exercise of the underwriter’s over-allotment option;

•	references to the “offering” refer to our initial public offering pursuant to the prospectus filed with the Securities and Exchange Commission dated July 19, 2012;

•	references to “public shareholders” refer to the holders of our public shares, including our sponsors and management team to the extent our sponsors and/or members of our management team purchase public shares, provided that our sponsors and each member of management shall be considered a “public shareholder” only with respect to any public shares so owned;

•	references to our “sponsors” or the “Infinity-I China Funds” collectively refer to Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P., each of which is a limited partnership; the general partner of each of the aforementioned funds is Infinity-CSVC Partners, Ltd., a Cayman Islands exempted company;

•	references to our “sponsors warrants” mean the 4,381,818 warrants purchased by our sponsor simultaneous with the closing of our initial public offering and the exercise of the over-allotment;

•	references to a “prospectus” are to the Company’s offering prospectus dated July 19, 2012 filed with the United States Securities and Exchange Commission;

•	references to a “target business” are to one or more operating businesses or assets which we may target for an initial business combination;

•	references to the “memorandum and articles of association” refer to our amended and restated memorandum and articles of association;

•	references to “repurchased public warrants” are to the public warrants purchased by our initial shareholders or their designees;

•	references to the “18 or 21 month period” refer to the 18 month period beginning from the closing of the offering in which our sponsors, officers and directors have agreed that they must complete a business combination or the 21 month period beginning from the closing of the offering to complete a business combination if a definitive agreement is executed within 18 months from the closing of the offering but the business combination has not been consummated in such period; and

•	all dollar amounts are in U.S. dollars unless otherwise indicated.

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). This Annual Report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

•	our ability to complete our initial business combination;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•	our potential ability to obtain additional financing to complete our initial business combination;

•	our pool of prospective target businesses;

•	the ability of our officers and directors to generate a number of potential investment opportunities;

•	our public securities’ potential liquidity and trading;

•	the lack of a market for our securities;

•	failure to list or delisting of our securities from Nasdaq or an inability to have our securities listed on Nasdaq following our initial business combination; and

•	our financial performance following the offering.

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

 PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data is derived from our audited financial statements as of and for the year ended March 31, 2013. The financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. The statements of operations for the year ended March 31, 2013, for the period from April 6, 2011 (inception) to March 31, 2013; the statements of cash flow for the period from April 6, 2011 (inception) to March 31, 2013; and the balance sheet as of March 31, 2013 are included in this Annual Report.

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

Summary of statement of operation data:

(US$)

	Year ended March 31, 2013	April 6, 2011 (date of inception) to March 31, 2013
Revenue	$-	$-
Loss from formation and operating costs	$(294,154)	$(321,278)
Net loss attributable to ordinary shareholders	$(386,188)	$(413,312)
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.16)	$(0.22)

 Summary of statement of cash flow data:

(US$)

	Year ended March 31, 2013	April 6, 2011 (date of inception) to March 31, 2013
Cash Flows from Operating Activities
Net cash used in operating activities	$(76,523)	$(103,647)
Cash Flows from Investing Activities
Net cash used in investing activities	$(46,000,000)	$(46,000,000)
Cash Flows from Financing Activities
Net cash provided by financing activities	$46,461,499	$46,488,775

Summary of balance sheet data:

(US$)

	March 31, 2013	March 31, 2012
Cash	$385,128	$152
Working capital (deficiency) (1)	$40,156,263	$(2,124)
Total assets	$46,409,260	$-
Total shareholders’ equity (deficit)	$5,000,0001	$(2,124)

(1)	Working capital is calculated as current assets minus current liabilities.

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

If we are no longer a FPI and seek shareholder approval of our business combination and purchase shares in privately negotiated from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account, our remaining public shareholders will bear the economic burden of the taxes payable. In addition, our remaining public shareholders following the consummation of our initial business combination will bear the economic burden of the merger/acquisition fees as well as the amount of any premium we may pay to the per-share pro rata portion of the trust account using funds released to us from the trust account following the consummation of the business combination. This is because the shareholders from whom we purchase shares in privately negotiated transactions may receive a per share purchase price payable from the trust account that is not reduced by a pro rata share of the taxes payable on the interest earned by the trust account, or the merger/acquisition fees and, in the case of purchases at a premium, have received such premium.

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

Of the net proceeds obtained in the offering, only $385,128 was available to us outside the trust account to fund our working capital requirements as of March 31, 2013. We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital we may need to identify one or more target businesses and to complete our initial business combination, as well as to pay any taxes that we may owe. The current interest rate environment may make it more difficult for us to generate sufficient interest from the proceeds in the trust account to structure, negotiate or close our initial business combination. In such event, we would need to borrow funds from our sponsors or management team to operate or may be forced to liquidate. Neither our sponsors nor our management team are under any obligation to advance funds to us in such circumstances. If we are unable to complete our initial business combination, our public shareholders may only receive $8.00 per share on our redemption.

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

Our independent directors may decide not to enforce indemnification obligations against our sponsors, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below $ 8.00 per share and our sponsors assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsors to enforce their indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsors to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $8.00 per share.

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

Because we have not entered into a definitive agreement with any specific target businesses with which to pursue a business combination, you will be unable to ascertain the merits or risks of any particular target business’ operations.

We will seek to capitalize on the strength of our management team to identify, acquire and operate a business whose principal executive office is located in Canada, Europe, Africa or Israel. Subject to the limitations that a target business have a fair market value of at least 80% of the balance in the trust account at the time of the execution of a definitive agreement for our initial business combination, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. Because we have not yet entered into a definitive agreement with any specific target business with respect to our initial business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we consummate our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. An investment in our units may not ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in an acquisition target.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation — United States Federal Income Taxation — General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Because we are a blank check company, with no past or current active business, we believe that we may have been a PFIC since our inception. In addition, we may not provide timely financial information that would be required for U.S. investors to make a potentially favorable “qualified electing fund” election, and such election would be unavailable with respect to our warrants in all cases. We urge potential U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this Annual Report captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

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

Our initial shareholders purchased the founder shares for $25,000. Our sponsors purchased warrants for $2,190,909 in a private placement simultaneously with our public offering. The founder shares and sponsor warrants will be worthless if we do not consummate an initial business combination. Additionally, our sponsors have agreed with the representative of the underwriters that they and certain of their affiliates or designees will purchase up to 40% of the public warrants, in the open market during the period commencing on September 20, 2012 and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. Our sponsors have also agreed that they will tender for the balance of the public warrants in connection with our initial business combination or if we are unable to consummate our initial business combination.

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

Our sponsors agreed with the representative of the underwriters in the offering that they and certain of their affiliates or designees would purchase up to 40% of the public warrants in the open market during the period commencing on September 20, 2012 and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. However, for purchases to take place, the broker effectuating the purchases for our sponsors must be able to comply with all of the technical requirements of Rule 10b-18. If any of the technical requirements of Rule 10b-18 cannot be complied with, purchases will not be made under the plan. Accordingly, it is possible that our sponsors will not be able to purchase any warrants under the plan. As a result, shareholders may not be able to sell their warrants at a time they wish to do so.

Purchases of our warrants by our sponsors may artificially inflate the post-offering price of our warrants and could result in liability under the Exchange Act.

Our sponsors agreed with the representative of the underwriters in the offering that they and certain of their affiliates or designees would purchase up to 40% of the public warrants in the open market during the period commencing on September 20, 2012 and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. Our sponsors have also agreed that they will tender for the balance of the public warrants that will commence after our announcement of a business combination and occur in connection with such business combination. Since Rule 10b-18, a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act, does not apply to warrants, our sponsors will make purchases outside of the safe harbor provided by Rule 10b-18. However, all purchases will be made in accordance with the technical requirements of Rule 10b-18 (including timing, pricing and volume of the warrants purchases) although the purchases will not actually be effectuated under Rule 10b-18. Because purchases will not be effectuated under Rule 10b-18, such purchases could result in liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. However, pursuant to the 10b-5 plan to be entered into by the sponsors, the broker effectuating the plan is permitted to make warrant purchases only when such purchases are made in accordance with the technical requirements under Rule 10b-18 and it is not permitted to do so in any other circumstances. However, the potential for liability nevertheless exists. As such, a shareholder could bring an action against the sponsors or us (as the sponsors are our agents) claiming the sponsors’ purchases have resulted in market manipulation, by artificially increasing the warrant price above what it would have been without such purchases. If a shareholder brought such an action and a court found that we and our sponsors violated Section 9(a)(2) and Rule 10b-5 of the Exchange Act, we could be subject to monetary damages to the shareholder. In addition, we may be subject to an enforcement action by the SEC. Accordingly, this could cause the proceeds held in the trust account to be reduced and the per-share redemption price received by shareholders to be less than approximately $8.00. Additionally, if the purchases do result in our warrants having an artificially high price in the post offering marketplace, it could cause an investor wishing to purchase our warrants at below $0.40 when he believes the true market price of the warrants is in fact below $0.40 to be unable to do so, as the limit order would keep the warrant price at no less than $0.40 per warrant. However, the purpose of such purchases is solely to provide a readily available market for public warrant holders wishing to sell their warrants prior to the announcement of a business combination where such market might not exist.

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

Although we believe that the net proceeds of the offering, including the interest earned on the proceeds held in the trust account that may be available to us for our initial business combination, will be sufficient to allow us to consummate our initial business combination, because we have not entered into a definitive agreement with any prospective target business we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of the offering prove to be insufficient, either because of the size of our initial business combination, the depletion of the available net proceeds in search of a target business, the obligation to repurchase for cash a significant number of shares from shareholders who elect redemption in connection with our initial business combination or the terms of negotiated transactions to purchase shares in connection with our initial business combination, we may be required to seek additional financing or to abandon the proposed business combination. Financing may not be available on acceptable terms, if at all. The current economic environment has made it especially difficult for companies to obtain acquisition financing. To the extent that additional financing proves to be unavailable when needed to consummate our initial business combination, we would be compelled to either restructure the transaction or abandon that particular initial business combination and seek an alternative target business candidate. If we are unable to complete our initial business combination, our public shareholders may only receive $8.00 per share on our redemption. In addition, even if we do not need additional financing to consummate our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination.

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

As a FPI, we are permitted to and we will rely on exemptions from certain NASDAQ corporate governance standards. This may afford less protection to holders of our securities.

As a FPI, we are permitted to and we will follow home country corporate governance practices instead of certain corporate governance rules of the Nasdaq Capital Market. The corporate governance practice in our home country, the British Virgin Islands, does not require the implementation of various Nasdaq Capital Market corporate governance rules. Accordingly, we intend to rely on our home country corporate governance practice including, among other things, the composition and responsibilities of its board of directors and board committees (including the audit, compensation and nominating committees), the participation of independent directors in the determination of executive compensation and the nomination of directors, the requirement of annual meetings of shareholders, the review and oversight of related-party transactions, the scheduling of executive sessions, the availability and content of a code of conduct, the number of shareholders representing a quorum at shareholders’ meetings and any other home country practice that would be permitted by the Nasdaq Capital Market under its rules from time to time. We do not currently have a nominating or compensation committee and do not intend ato establish one prior to the consummation of our initial business combination. Furthermore, we intend to follow home country practice instead of Rule 5635 of the Nasdaq Capital Market, which requires shareholder approval for certain issuances of securities, including acquisitions of stock or assets of third parties resulting in the issuance of 20% or more of an issuer’s outstanding shares, issuances resulting in a change of control of an issuer and certain equity compensation plans. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection than is accorded to investors under the rules of the Nasdaq Stock Market applicable to domestic issuers.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of a majority of the then outstanding warrants.

Our warrants were issued in registered form under a warrant agreement between Continental Transfer & Stock Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of a majority of the then outstanding warrants (including the insider warrants) approve of such amendment. As of the date of this Annual Report, our initial shareholders own approximately 41% of the outstanding warrants and the underwriters own approximately 4% of the outstanding warrants. Therefore, it is possible that we may only need the approval from a small number of holders of public warrants to amend the terms of the warrants. Although our ability to amend the terms of the warrants with the consent of a majority of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a warrant.

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

Although our securities are listed on Nasdaq, we cannot assure you that our securities will continue to be listed on Nasdaq in the future. Additionally, in connection with our business combination, Nasdaq will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

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

Furthermore, The National Securities Markets Improvement Act of 1996 (“NSMIA”) is a federal statute which prevents or preempts states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our securities are listed on Nasdaq, they are covered securities for the purpose of NSMIA. If our securities were no longer listed on Nasdaq and therefore not “covered securities,” we would be subject to regulation in each state in which we offer our securities.

Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The United States federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements must be prepared in accordance with, accounting principles generally accepted in the United States of America, GAAP, or International Financial Reporting Standards, or IFRS, and the historical financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and consummate our initial business combination within the 18 or 21 month period.

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

Compliance with the Sarbanes-Oxley Act of 2002 could require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes Oxley Act, requires registrants to evaluate and report on their system of internal controls. Since we have a market capitalization of less than $75 million, Section 404(b) of the Sarbanes-Oxley Act (added as part of the Dodd-Frank Act) exempts us from the requirement that we have such system of internal controls audited. If no further action is taken by Congress or the SEC, at such time as we exceed a market capitalization of $75 million, we will be required to comply with such audit requirement. Further, if we generally fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or shareholder litigation and any inability to provide reliable financial reports could harm our business.

Regardless of value and sophistication (if privately held) or market capitalization (if public), there can be no assurances a target company will be in compliance with all the  applicable provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

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

On July 20, 2012, our Units commenced trading on The Nasdaq Capital Market under the symbol INXBU. On September 20, 2012, our Units were separated and our ordinary shares and warrants began to trade on the Nasdaq Capital Market under the symbols INXB and INXBW, respectively.

B. Business Overview

Our efforts in identifying a prospective target business will not be limited to a particular country, although we intend to focus on operating businesses that have their principal executive office located in Canada, Europe, Africa or Israel. We believe that we may add value to this business by enhancing its growth prospects in China via strategic partnerships, sales/marketing, IP licensing, joint ventures or manufacturing.

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

Sources of target businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read the prospectus and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our officers and directors. While we have not presently engaged the services of professional firms or other individuals that specialize in business acquisitions on any formal basis (other than EBC), we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our best interest to pursue.

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

Repurchases and Tender Offer of Public Warrants

Our sponsors or their designees have committed to purchase up to 40% of the public warrants in the aftermarket at $0.40 per public warrant during the period commencing on September 20, 2012 and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan entered into by the sponsors on or prior to the date of this prospectus which requires the sponsors to maintain an irrevocable limit order for such public warrants at $0.40 per warrant. Pursuant to the 10b5-1 plan, all such purchases will be made in accordance with the technical requirements of Rule 10b-18 (including timing, pricing and volume requirements with respect to the warrants) although the purchases will not actually be effectuated under Rule 10b-18. If any of the purchases cannot be made in accordance with the technical requirements of Rule 10b-18, such purchases will not be made under the plan. As a result, it is possible that the sponsors will not be able to purchase any warrants under the plan. Our sponsors will monitor the activities of the broker effectuating the 10b5-1 plan in an effort to ensure that purchases are made in accordance with the technical requirements of Rule 10b-18.

In addition to up to 40% of the public warrants being purchased as described above, our sponsors have committed to purchase at $0.60 per public warrant the balance of the outstanding public warrants in a tender offer that will commence after our announcement of a business combination and occur in connection with our initial business combination. The warrant tender offer will not be conditioned upon any minimum number of warrants being tendered.

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

In the event that the proceeds in the trust account are reduced below $8.00 per share and our sponsors assert that they are unable to satisfy any applicable obligations or that they have no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsors to enforce the indemnification obligations. While we currently expect that our independent directors would take legal action on our shareholders’ behalf against our sponsors to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $8.00 per share.

We will seek to reduce the possibility that our sponsors will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsors will also not be liable as to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to $385,128 from the proceeds of the offering not placed in the trust account (as of March 31, 2013), and the interest income earned on the balance of the trust account (net of taxes payable) with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $50,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors.

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

C. Organizational Structure

Not Applicable.

D. Property, plants and equipment

We currently maintain our executive offices at 3 Azrieli Center (Triangle Tower) 42nd Floor, Tel Aviv, Israel, 67023. Commencing on July 20, 2012, we have been obligated to pay Infinity-C.S.V.C. Management Ltd, an affiliate of our sponsors, an aggregate of $10,000 per month for office space, administrative services and secretarial support. We believe, based on rents and fees for similar services, that this amount is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

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

As indicated in the accompanying financial statements, at March 31, 2013 we had $385,128 in cash. Further, we expect to continue to incur significant costs in the pursuit of our acquisition plans. Our plans to consummate our initial business combination may not be successful.

A. Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception to the closing of the offering had been organizational activities and those necessary to prepare for and close the offering. Since consummation of the offering, our activity has been limited to evaluating business combination candidates. We have not generated any operating revenues and will not until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after the offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of the offering.

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

B. Liquidity and Capital Resources

Prior to the offering, our liquidity needs had been satisfied through receipt of $25,000 from the sale of the founder shares to our sponsors and loans and advances from our sponsors in the amount of approximately $138,265. As of March 31, 2013, we had $46,013,666 in a trust account available for use by management to cover the costs associated with indentifying a target business and negotiating an acquisition or merger. Additionally, on March 31, 2013 we had $385,128 held outside of our trust account.

For the year ended March 31, 2013, we used cash of $76,523 in operating activities. The net increase in cash over this period ending March 31, 2013 was $384,976. We started April 1, 2012 with a cash balance of $152. We ended March 31, 2013 with a cash balance of $385,128. From inception (April 6, 2011) through March 31, 2012, we used cash of $27,124 in operating activities. The net increase in cash over this period ending March 31, 2012 was $152. We started April 6, 2011 with a cash balance of $0. We ended March 31, 2012 with a cash balance of $152.

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

We will have available to us $385,128 of proceeds held outside the trust account (as of March 31, 2013) and all of the interest (net of taxes payable) that will be released to us to fund our working capital requirements. Should this amount be insufficient, our sponsors or an affiliate of our sponsors may fund our additional working capital requirements or finance transaction costs, as necessary, however, such parties are under no obligation to do so. We will use these funds, including any loans from our sponsors or an affiliate of our sponsors, to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and consummate our initial business combination.

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

We could use a portion of the funds outside of the trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we enter into an agreement where we pay for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

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

None.

D. Trend information

None.

E. Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of March 31, 2013, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

F. Tabular disclosure of contractual obligations

As of March 31, 2013, we did not have any long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

Critical Accounting Policies and Estimates

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The Company has neither engaged in any operations nor generated any income to date. All activity through March 31, 2013 relates to the Company’s formation and the offering and since consummation of the offering, the search for a prospective target business with which to complete an initial business combination. The Company will not generate any operating revenues until after completion of an initial business combination, at the earliest. The Company may generate non-operating income in the form of interest income from the designated Trust Account.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss per share by the weighted average number of ordinary shares outstanding, plus to the extent dilutive, the incremental number of ordinary shares to settle warrants held by the Sponsor and the Public (see Note 4), as calculated using the treasury stock method. As the Company reported a net loss for all periods presented in the accompanying interim statements of operations, the effect of the 10,570,000 warrants (including 4,820,000 sponsor warrants and EBC warrants), have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share.

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

Income Taxes

The Company was incorporated in the British Virgin Islands, and as such, is not subject to corporate income taxes. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of March 31, 2013. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended March 31, 2013. The Company is subject to income tax examinations by major taxing authorities since inception.

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

Warrant Liability

The Company accounts for the 10,570,000 warrants issued in connection with its Offering (consisting of 5,750,000 warrants issued in the Offering and the 4,820,000 sponsor warrants and EBC warrants) in accordance with the guidance contained in 815-40-15-7D, “Contracts in Entity's Own Equity” whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. Management used the quoted market price for the valuation of the warrants to determine the warrant liability to be $6,024,900 as of March 31, 2013. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's statement of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our current directors and executive officers are listed below. None of such persons are, or have been, involved with any other blank check companies.

Name	Age	Position
Amir Gal-Or	50	Co-Chief Executive Officer, Co-President and Co-Chairman
Avishai Silvershatz	55	Co-Chief Executive Officer, Co-President and Co-Chairman
Mark Chess	35	Executive Vice President
Limei Zhao	36	Vice President Legal Structuring
Kersten Hui	44	Vice President Business Development
Mark B. Segall	50	Director

Amir Gal-Or has been our Co-Chief Executive Officer, Co-President and Co-Chairman since inception. Mr. Gal-Or joined Infinity Venture Capital as a partner during August, 1999 and has been managing partner of FBR Infinity II Ventures since its formation in August, 2001. Since January 2007, Mr. Gal-Or has been the Managing Partner of Infinity I-China Fund. Mr. Gal-Or is also a member of the board of directors of the management company and general partner of each of FBR Infinity II Ventures and Infinity I-China Fund and is a member of their respective investment committees. From December 2002 until November 2010 Mr. Gal-Or served as chairman of Maayan Ventures Ltd., (Tel Aviv Stock Exchange — MAYN), Israel’s first publicly traded technology incubator and has served as a director of TecnoPlus Ventures Ltd., a publicly traded venture capital investment company from December, 2006 until 2009. Since 2002, Mr. Gal-Or has been a director and controlling shareholder of I.M.S. Group Ltd., a company providing venture capital portfolio management services to Clal Industries and Investments Ltd. and Orama Ltd. Mr. Gal-Or has been a director of I-CSVC Venture Management Co. Ltd. since its inception during May, 2004. Mr. Gal-Or has also served on the board of directors of a number of Israeli and Chinese technology companies including China Wafer Level CSP Ltd., China’s leading wafer level packaging provider and Shellcase Ltd., a leading developer of wafer level packaging products whose intellectual property and certain other assets were sold to Tessera Technologies Inc., during 2005. Mr. Gal-Or was a director of Nanomotion Ltd., a leader in the development and manufacture of ceramic servo motors which is controlled by Hong Kong based Johnson Electric Holdings Ltd. Mr. Gal-Or also served on the board of directors of Proneuron Biotechnologies, Inc., Glucon Medical Ltd., Applisonix Ltd., Nicast Ltd., Redent-Nova Ltd., Opthocare Ltd., Bio-Sense Technologies Ltd., Orama Ltd., Engineering and IP Advanced Technologies Ltd., D&A Hi-Tech Information Ltd. and Tegrity Ltd. Mr. Gal-Or holds an MBA from Tel Aviv University and completed a Harvard University program in venture capital and private equity investments. Mr. Gal-Or is a Major (Ret.) in the Israeli Air Force where he piloted F-16 and F-4 fighter aircraft and was a member of the A-4 Acrobatic team. Mr. Gal-Or’s designation as a director and co-Chairman of our board of directors was based on his extensive background in acquiring businesses operating in China and his substantial experience with growing businesses.

Avishai Silvershatz has been our Co-Chief Executive Officer, Co-President and Co-Chairman since inception. Mr. Silvershatz has been managing partner of FBR Infinity II Ventures since its formation in August 2001. Mr. Silvershatz has been the Managing Partner of Infinity I-China Fund since January 2007. Mr. Silvershatz is also a member of the board of directors of the management company and general partner of the Infinity I-China Fund and is a member of its investment committee. Since 2002, Mr. Silvershatz has been a director and controlling shareholder of I.M.S. Group Ltd., a company providing venture capital portfolio management services to Clal Industries and Investments Ltd. and Orama Ltd. During 1995, Mr. Silvershatz co-founded Verisity Ltd. (formerly Nasdaq: VRST), a provider of software tools for chip designers and served as its President and Chief Executive Officer from 1995 until 1999. Mr. Silvershatz also co-founded ScanVec Amiable Ltd. (Nasdaq: SVECF) during 1991 and served as its Chief Executive Officer from 1991 to 1993, a leader in CAD/CAM software solutions for the sign making, machining and imaging industries. Mr. Silvershatz was a director of Maayan Ventures Ltd., (Tel Aviv Stock Exchange — MAYN), Israel’s first publicly traded technology incubator, Tegrity Ltd. and Mate — Media Access Technologies Ltd. Mr. Silvershatz has been a director of Infinity-CSVC Venture Capital Enterprise since its inception during May 2004. Mr. Silvershatz was also a director of Power Paper Ltd., Mate-Media Access Technologies Ltd., Cerel (Ceramics Technologies) Ltd., PowerID Ltd., On-Line Media SolutionsLtd., Orama Ltd., Capital Point Ltd., Exelate Ltd. and Tegrity Ltd. Mr. Silvershatz has a B.Sc. in Computer Science from Ben Gurion University (cum laude) and a M.Sc. in Computer Science from the Weizman Institute of Science (cum laude). Mr. Silvershatz’s designation as a director and co-Chairman of our board of directors was based on extensive background in acquiring businesses operating in China and his substantial experience with growing businesses.

Mark Chess has been our Executive Vice President since inception. Mr. Chess is a Venture Partner with Infinity Equity and has been with the firm since 2001. He recently negotiated investments on behalf of Infinity with Futuragene (AIM: FGN) which was subsequently sold to Suzano for USD$90 million. Mark was actively involved in helping to establish the first Infinity-CSVC fund in China in 2005 and manages the Fund’s strategic relationships with institutions in the United States, particularly the Infinity-NSF portfolio. Mr. Chess has been with Infinity since 2001. Since January 2007, Mr. Chess has been responsible for off-shore investments in the information technology and agriculture industries for Infinity I-China Fund. Prior to Infinity, Mark was a Director with Partners500, leading the company’s international business strategy. Mark is currently a Director of Oberon Media Ltd. In the philanthropic community, Mr. Chess is the Chairman of The Presentense Group, LEG-UP Microfinance Fund, and Yesh Shabbat. In addition, Mr. Chess sits on the Boards of  The Museum of Psalms, JSC, and  The Initiative Center of the Negev. Mark graduated with a degree in Business Honors from the University of Texas at Austin.

Limei Zhao has been our Vice President, Legal Structuring since inception. Since January 2008, Limei has been Infinity’s Senior Director of Legal Structuring in China. In this capacity, Limei is responsible for the structure and all aspects of the legal functions of the Infinity group in China, including fund raising, formation and management of RMB funds, negotiating and drafting investment documents, and administering portfolio companies in China. Prior to joining Infinity, in 2007, Limei was an associate at Debevoise & Plimpton LLP after working with Davis Wright Tremaine’s Shanghai Office. Before that, she served as PRC legal director of the worldwide biggest laptop manufacturer, Quanta Computer Group. Her prior practice focused on private equity, venture capital, mergers & acquisitions, commercial transactions, foreign direct investments, and general corporate matters. Limei is a member of the New York State Bar Association and is qualified for the national bar of China. She received her LL.M. degree from the University of Pennsylvania School of Law, and both LL.B. and LL.M. degrees from Fudan University Law School with first-class honors. Limei has published several books and written about 20 articles addressing various legal issues.

Kersten Hui has been our Vice President Business Development since inception. Since January 2008, Mr. Hui has been Managing Director of the Hong Kong office of Infinity Group. In this capacity, Kersten is responsible for a wide range of projects including: investment analysis, transaction structuring, financial modeling/forecasting, business development/sourcing, due diligence and investment monitoring. He is also responsible for the origination and execution of investments across the region and development of new investments, capitalizing on Infinity’s networks in the market. Mr. Hui is a board member of Power Paper. Kersten is an investment professional with over 12 years of experience in the corporate M&A, private equity investment, property investment and corporate development arena and ranging from Internet start-ups to infrastructure projects, FMCG and Business activities covering primarily China and Hong Kong. In 2007, prior to joining Infinity, Kersten was a Partner at Stone Drum Capital, a company focused on the private equity secondary markets in Asia. Mr. Hui has a Master of Business Administration (MBA) from Washington State University and a BSc in Business Administration from Lewis Clark State College.

Mark B. Segall has been our director since February 2012. Mr. Segall is the Senior Managing Director of Kidron Corporate Advisors, LLC, a New York based mergers and acquisitions corporate advisory boutique serving emerging growth companies primarily in the technology, media and financial services sectors, which he founded in 2003. He is also a Founder and Managing Member of Kidron’s private equity fund, Kidron Opportunity Fund I, LLC and is the Chief Executive Officer of Kidron Capital Advisors LLC, a registered broker dealer. Mr. Segall was the Co-Chief Executive Officer of Investec, Inc., the U.S. investment banking operations of the Investec Group, a South African based specialist bank, from 2001 to 2003. He served as head of investment banking and general counsel at Investec Inc. from 1999 to 2001. From 1996 to 1999, Mr. Segall was a partner at the law firm of Kramer, Levin, Naftalis & Frankel LLP, specializing in cross-border mergers and acquisitions and capital markets activities and between 1991 and 1995 he was an associate at the same firm. Mr. Segall has served as a director and chairman of the audit committee of ATMI Inc. (NASDAQ:ATMI), an enabling process materials and technology company for the semiconductor, display and life sciences industries, since May 2013. He has served as a director of Integrated Asset Management plc, an alternative asset management company, since 2000. Mr. Segall has served as a director of Ronson Europe N.V., a Polish residential real estate development company, since 2008 (appointed Vice Chairman in 2010 and Chairman in 2011). Mr. Segall has served as director of Temco Service Industries, Inc., a facilities support services company, since February 2011 and as a director of Bel Fuse, Inc. (NASDAQ:ATMI), an electronic component manufacturer, since July 2011. Mr. Segall served as a director of Answers Corporation, the owner and operator of the Q&A site Answers.com, from December 2004 through April 2011 (when it was sold to Announce Media). Mr. Segall served as director of the Spectrum Group (formerly Escala Group Inc.), a trading and collectibles network company, from 1999 to June 2007, and of Cogo (formerly Comtech Group Inc.), a customized module design solutions business, focusing on the digital media, telecommunications equipment, and industrial business end-markets in China, from 2000 to 2006. Mr. Segall served as a director of Siliconix Inc., a semiconductor component company, from 2000 to 2005. Mr. Segall received an AB in History from Columbia University and a JD from New York University Law School.

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

We do not believe a compensation committee is necessary prior to our initial business combination as there will be no salary, fees or other compensation being paid to our officers or directors prior to our initial business combination.

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

E. Share ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2013 by:

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

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary shares
Infinity I-China Fund (Cayman), L.P. (1)(2)	536,940	7.47%
Infinity-CSVC Partners, Ltd. (1)(2)(3)	1,150,000	16.00%
Amir Gal-Or, Co-Chief Executive Officer, Co-President and Co-Chairman (1)(2)(3)(4)	79,061	1.10%
Avishai Silvershatz, Co-Chief Executive Officer, Co-President and Co-Chairman (1)(2)(3)(4)	79,061	1.10%
Limei Zhao(1)(4)	25,000	0.35%
Kersten Hui(1)(4)	25,000	0.35%
Mark Chess(1)(4)	71,875	1.00%
Mark B. Segall(1)(5)	7,503	0.10%
JFI Fixed, LLC(6)	400,000	5.57%
Jacobson Family Investments, Inc. (6)	400,000	5.57%
Mitchell Jacobson(6)	400,000	5.57%
Marjorie Gershwind(6)	400,000	5.57%
Davidson Kempner Partners(7) (10)	63,862	0.89%
Davidson Kempner Institutional Partners, L.P. (8) (10)	149,554	2.08%
Davidson Kempner International, Ltd. (9) (10)	156,584	2.18%
Davidson Kempner Capital Management LLC(10)	370,000	5.15%
Thomas L. Kempner, Jr. (10)	370,000	5.15%
Stephen M. Dowicz(10)	370,000	5.15%
Woodland Partners(11)	250,000	3.48%
Brookwood Partners, L.P. (11)	100,000	1.39%
Barry Rubenstein(11)	590,800	8.22%
Marilyn Rubenstein(11)	590,800	8.22%
Polar Securities Inc. (12)	528,199	7.40%
Bulldog Investors (13)	323,700	5.06%
All directors and executive officers as a group (5 individuals)	1,437,500	20.00%

(1)	The business address of each of the individuals is located at c/o Infinity-C.S.V.C. Management Ltd., 3 Azrieli Center (Triangle Tower), 42nd Floor, Tel Aviv, Israel, 67023.
(2)	Infinity-CSVC Partners, Ltd. is the general partner of each of our sponsors, which are Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. The board of managers of Infinity-CSVC Partners, Ltd. makes investment decisions on behalf of the limited partners of the Infinity I-China Funds. No limited partner holds an interest in the Infinity I-China Funds that could be deemed a 5% owner of us. Additionally, Infinity-CSVC Partners, Ltd. holds voting and dispositive power over the ordinary shares owned by the Infinity I-China Funds. The board of managers is comprised of five individuals, including Amir Gal-Or, Avishai Silvershatz, Avi Fischer, Lin Xianghong and Fei Jianjiang. As a result, we have determined no single member of this board holds voting and dispositive power over our ordinary shares.
(3)	The shareholders of Infinity-CSVC Partners, Ltd., the general partner of each of our sponsors, are Amir Gal-Or, Avishai Silvershatz, Clal Industries and Investments Ltd. and Hua Yuan International Limited.
(4)	Amounts include ordinary shares directly owned by each of these directors and officers as a result of transfers made by our sponsors to such officers and directors as of May 3, 2011.
(5)	Amount includes ordinary shares directly owned by Mr. Segall as a result of transfers made to him by Limei Zhao and Kersten Hui in February 2012.
(6)	Jacobson Family Investments, Inc. and JFI Fixed, LLC may each be deemed to have the sole power to direct the voting and disposition of the ordinary shares. Mitchell Jacobson and Marjorie Gershwind may be deemed to share the power to direct the voting and disposition of the 400,000 ordinary shares that may be deemed to be owned beneficially by each of Jacobson Family Investments, Inc. and JFI Fixed, LLC. The address of the principal office of each of JFI Fixed, LLC, Jacobson Family Investments, Inc., Mitchell Jacobson and Marjorie Gershwind is 152 West 57th Street, 56th Floor, New York, New York, 10019.
(7)	MHD Management Co., a New York limited partnership ("MHD"), is the general partner of Davidson Kempner Partners, a New York limited partnership ("DKP") and MHD Management Co. GP, L.L.C., a Delaware limited liability company is the general partner of MHD. DKCM (as defined below) is responsible for the voting and investment decisions of DKP. The business address for DKP is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(8)	Davidson Kempner Advisers Inc., a New York corporation, is the general partner of Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"). DKCM is responsible for the voting and investment decisions of DKIP. The business address for DKIP is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(9)	Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company, is the investment manager of Davidson Kempner International, Ltd., a British Virgin Islands corporation ("DKIL"). DKCM is responsible for the voting and investment decisions of DKIL. The business address for DKIL is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(10)	Davidson Kempner Capital Management LLC, a New York limited liability company and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of DKP, DKIP and DKIL ("DKCM") either directly or by virtue a sub-advisory agreement with the investment manager of the relevant fund. The managing members of DKCM are Messrs. Thomas L. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant and Morgan Blackwell; and Messrs. Thomas L. Kempner, Jr. and Stephen M. Dowicz, through DKCM, are responsible for the voting and investment decisions relating to the securities held by DKP, DKIP and DKIL reported herein. The business address for such reporting persons is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.

(11)	Barry Rubenstein and Marilyn Rubenstein are general partners of Woodland Partners and Brookwood Partners, L.P. Barry Rubenstein is the husband of Marilyn Rubenstein. Barry Rubenstein and Marilyn Rubenstein have shared power to vote or to direct the vote of (i) the 200,000 ordinary shares held between them in a joint account, (ii) the 250,000 ordinary shares held by Woodland Partners and (iii) the 100,000 ordinary shares held by Brookwood Partners, L.P. Marilyn Rubenstein has sole power to vote or to direct the vote of the 40,800 shares held solely by her and Barry Rubenstein has shared power to vote or direct the vote of such shares. Both Barry and Marilyn Rubenstein disclaim beneficial ownership of these securities except to the extent of their equity interest therein. The business address for each of Barry and Marilyn Rubenstein, Woodland Partners and Brookwood Partners, L.P. is 68 Wheatley Road, Brookville, New York 11545.
(12)	Based on information contained in a Schedule 13G/A filed by the following persons on February 14, 2013, Polar Securities Inc. and North Pole Capital Master Fund share voting and dispositive power with respect to these shares. Paul Sabourin serves as the Chief Investment Officer of each of Polar Securities and North Pole, and their address is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.
(13)	Based on information contained in a Schedule 13G/A filed by the following persons on February 13, 2013, Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors. Bulldog Investors has the sole voting with respect to 311,700 ordinary shares and sole dispositive power with respect to 52,600 ordinary shares. The address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

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

Infinity-C.S.V.C. Management Ltd, an affiliate of our sponsors, has agreed to, from the date that our securities were first listed on Nasdaq through the earlier of our consummation of our initial business combination and our liquidation, make available to us office space and certain office and secretarial services, as we may require from time to time. We have agreed to pay until the consummation of our business combination, an aggregate of $10,000 per month to our sponsors for these services. However, this arrangement is solely for our benefit and is not intended to provide our sponsors with compensation in lieu of salary. We believe, based on rents and fees for similar services in the Tel Aviv, Israel area, that the fee charged by Infinity-C.S.V.C. Management Ltd is at least as favorable as we could have obtained from an unaffiliated person.

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

Our sponsors have committed that they or their designees will purchase up to 40% of the public warrants in the aftermarket at $0.40 per public warrant during the period commencing on September 20, 2012 and terminating on the earlier of the date of the announcement of the business combination or until the maximum number of such warrants have been purchased. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan entered into by the sponsors on or prior to the date of the prospectus which requires the sponsors to maintain an irrevocable limit order for such public warrants at $0.40 per warrant. Pursuant to the 10b5-1 plan, all such purchases will be made in accordance with the technical requirements of Rule 10b-18 (including timing, pricing and volume requirements with respect to the warrants) although the purchases will not actually be effectuated under Rule 10b-18. If any of the purchases cannot be made in accordance with the technical requirements of Rule 10b-18, such purchases will not be made under the plan. As a result, it is possible that the sponsors will not be able to purchase any warrants under the plan. Our sponsors will monitor the activities of the broker effectuating the 10b5-1 plan in an effort to ensure that purchases are made in accordance with the technical requirements of Rule 10b-18.

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

B. Significant changes

Not applicable.

 ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

		Units		Ordinary Shares		Warrants
	Reference period	High	Low	High	Low	High	Low

Most recent fiscal years
	2013	8.55	8.22	7.81	7.41	0.59	0.56
	2012	8.42	8.01	8.03	7.60	0.591	0.55

Most recent quarters
	June 30, 2013	8.39	8.34	7.86	7.7	0.59	0.56
	March 31, 2013	8.55	8.22	7.81	7.41	0.59	0.56
	December 31, 2012	8.42	8.11	8.03	7.50	0.591	0.55
	September 30, 2012	8.1556	8.01	7.95	7.55	0.57	0.55

Most recent six months
	June 2013	8.39	8.31	7.85	7.84	0.59	0.59
	May 2013	8.3401	8.31	7.84	7.84	0.59	0.56
	April 2013	8.3304	8.3304	7.86	7.70	0.59	0.56
	March 2013	8.55	8.22	7.80	7.70	0.57	0.57
	February 2013	8.27	8.26	7.80	7.62	0.57	0.57
	January 2013	8.42	8.25	7.81	7.41	0.59	0.56
	December 2012	8.42	8.22	7.90	7.60	0.591	0.555
	November 2012	8.30	8.20	7.75	7.50	0.58	0.58
	October 2012	8.22	8.11	8.03	7.64	0.58	0.55

B. Plan of distribution

Not applicable.

C. Markets

Our units, ordinary shares and warrants are listed on The Nasdaq Capital Market under the symbols INXBU, INXB and INXBW respectively.

D. Selling shareholders

Not applicable.

 E. Dilution

Not applicable.

 F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Our memorandum and articles of association authorize the issuance of an unlimited amount of both ordinary shares of no par value and preferred shares of no par value. We may issue a substantial number of additional ordinary or preferred shares to complete our initial business combination or under an employee incentive plan after consummation of our initial business combination.  As of March 31, 2013, there were 7,187,500 ordinary shares outstanding and 10,570,000 warrants outstanding (including 5,750,000 public warrants and 4,820,000 private warrants).  As of March 31, 2013 there were no shares of preferred stock outstanding.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

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

With respect to non-corporate U.S. Holders, dividends will be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) only if our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

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

Because we are a blank check company, with no current active business, we believe that we may have been a PFIC since our inception.

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

G. Statement by experts

Not applicable.

H. Documents on display

The Company files annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov .

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Co-Chief Executive Officers and Principal Accounting and Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2013. Based upon their evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

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

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

We do not have a financial expert on our audit committee because retaining an independent director who would qualify as a financial expert would be costly and burdensome and is not warranted in our circumstances given our limited revenues and revenues prior to the consummation of an initial business combination. However, our board of directors has determined that Mr. Segall, the sole member of our audit committee, is financially sophisticated as required by the rules of the Nasdaq Capital Market.

ITEM 16B. CODE OF ETHICS

In 2012, our board of directors adopted a code of ethics for senior executive and financial officers. A copy of the code of ethics is filed as an exhibit to our annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2012.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since April 6, 2011 (date of inception), the Company’s principal independent registered public accounting firm has been Ziv Haft, located at Amot Bituach House Bldg. B 46-48, Derech Menachem Begin Rd., Tel Aviv 66180. Ziv Haft has audited the balance sheets of the Company as of March 31, 2013 and the related statements of operations, changes in shareholders’ equity, and cash flows for the year-ended March 31, 2013.

The following table represents the aggregate fees for service rendered by Ziv Haft, BDO member firm for the period from March 31, 2012 to March 31, 2013.

	March 31, 2013	March 31, 2012
Audit Fees	$32,160	$23,864
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total fees	$32,160	$23,864

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

As a FPI, we are permitted to and we will follow home country corporate governance practices instead of certain corporate governance rules of the Nasdaq Capital Market. The corporate governance practice in our home country, the British Virgin Islands, does not require the implementation of various Nasdaq Capital Market corporate governance rules. Accordingly, we intend to rely on our home country corporate governance practice including, among other things, the composition and responsibilities of its board of directors and board committees (including the audit, compensation and nominating committees), the participation of independent directors in the determination of executive compensation and the nomination of directors, the requirement of annual meetings of shareholders, the review and oversight of related-party transactions, the scheduling of executive sessions, the availability and content of a code of conduct, the number of shareholders representing a quorum at shareholders’ meetings and any other home country practice that would be permitted by the Nasdaq Capital Market under its rules from time to time. We do not currently have a nominating or compensation committee and do not intend ato establish one prior to the consummation of our initial business combination. Furthermore, we intend to follow home country practice instead of Rule 5635 of the Nasdaq Capital Market, which requires shareholder approval for certain issuances of securities, including acquisitions of stock or assets of third parties resulting in the issuance of 20% or more of an issuer’s outstanding shares, issuances resulting in a change of control of an issuer and certain equity compensation plans. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection than is accorded to investors under the rules of the Nasdaq Stock Market applicable to domestic issuers.

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement (1)

3.1	Memorandum and Articles of Association (2)

3.2	Amended and Restated Memorandum and Articles of Association (1)

3.3	Certificate of Change of Name (6)

4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)

10.1	Amended and Restated Promissory Note, dated March 31, 2012, issued to the Sponsors (2)

10.2	Letter Agreement between the Registrant, the Initial Shareholders, and the Sponsors (1)

10.3	10b5-1 Warrant Purchase Plan by the Sponsors (3)

10.4	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)

10.5	Letter Agreement between Infinity-C.S.V.C. Management Ltd. and the Registrant regarding administrative support (1)

10.6	Registration Rights Agreement between the Registrant and the Securityholders (1)

10.7	Securities Purchase Agreement, dated as of April 6, 2011, between the Registrant and the Sponsors (2)

10.8	Second Amended and Restated Sponsor Warrants Purchase Agreement between the Registrant and the Sponsors (4)

10.9	Amended and Restated EBC Warrant Purchase Agreement, between EBC and the Registrant (5)

10.10	Form of Indemnity Agreement (6)

10.11	Sponsor Escrow Agreement (6)

11.1	Form of Code of Ethics (6)

12.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the registrant’s current report on Form 6-K filed on July 25, 2012.

(2)	Incorporated by reference to the registrant’s registration statement on Form S-1, filed on June 8, 2012.

(3)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on June 28, 2012.

(4)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on May 25, 2012.

(5)	Incorporated by reference to the registrant’s registration statement on Form S-1/A, filed on May 19, 2011.

(6)	Incorporated by reference to the registrant’s registration statement on Form F-1/A, filed on January 19, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

INFINITY CROSS BORDER ACQUISITION CORPORATION

July 29, 2013
	By:	/s/ Amir Gal-Or
Amir Gal-Or
Co- Chief Executive Officer and Principal Accounting and Financial Officer

July 29, 2013
	By:	/s/ Avishai Silvershatz
Avishai Silvershatz
Co- Chief Executive Officer

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of March 31, 2013 and as of March 31, 2012	F-3

Statements of Operations for the period from April 6, 2011 (date of inception) to March 31, 2012, from April 1, 2012 to March 31, 2013 and from April 6, 2011 (date of inception) to March 31, 2013	F-4

Statements of Changes in Shareholders’ Equity for the period from April 6, 2011 (date of inception) to March 31, 2013	F-5

Statements of Cash Flows for the period from April 6, 2011 (date of inception) to March 31, 2012, from April 1, 2012 to March 31, 2013 and from April 6, 2011 (date of inception) to March 31, 2013	F-6

Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Infinity Cross Border Acquisition Corporation:

We have audited the accompanying balance sheets of Infinity Cross Border Acquisition Corporation (a corporation in the development stage) (the "Company") as of March 31, 2013 and 2012, and the related statement of operations, cash flows and changes in shareholders' equity for the year ended in March 31, 2013 and for the periods from April 6, 2011 (date of inception) to March 31, 2012 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above, present fairly, in all material aspects, the financial position of Infinity Cross Border Acquisition Corporation (a company in the development stage) as of March 31, 2013 and 2012 and the related statement of operations, cash flows and the changes in shareholders' equity for the year ended in March 31, 2013 and for the periods from April 6, 2011 (date of inception) to March 31, 2012 and 2013 in conformity with U.S. generally accepted accounting principles.

/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft
July 25, 2013	Certified Public Accountants (Isr.)
BDO Member Firm

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

BALANCE SHEETS

	March 31, 2013	March 31, 2012
ASSETS

Current assets
Cash	$385,128	$152
Prepaid expenses	10,466	-
Deferred offering costs (Note 2)	-	62,500
Restricted cash held in trust (Note 1,7)	46,013,666	-
Total Assets	$46,409,260	$62,652

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities

Note and advances payable to affiliate (Note 4)	$-	$55,940
Accrued offering costs	-	8,836
Accrued expenses	128,097	-
Deferred legal fees	100,000	-
Warrant Liability	6,024,900	-
Total current liabilities	6,252,997	64,776

Commitments and Contingencies (Note 1,3,4,6)

Ordinary shares subject to possible redemption; 4,394,533 shares (at redemption value)	35,156,262	-

Shareholders' Equity:
Ordinary shares, no par value; unlimited shares authorized; 2,792,967 issued and outstanding (which excludes 4,394,533 shares subject to possible redemption as of March 31, 2013); 1,437,500 issued and outstanding as of March 31, 2012 (Note 5)	-	-

Additional paid-in capital	5,000,001	25,000

Deficit accumulated during the development stage	-	(27,124)
Total shareholders’ equity (deficit )	5,000,001	(2,124)
Total liabilities and shareholders’ equity (deficit )	$46,409,260	$62,652

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	Year ended March 31,	Period from April 6, 2011 (inception) to March 31, 2012	Period from April 6, 2011 (inception) to March 31, 2013
	2 0 1 3
Formation and operating costs	$294,154	$27,124	$321,278
Increase in fair value of Trust Fund	$(13,666)	$-	$(13,666)
Increase in fair value of warrant liability	$105,700	$-	$105,700

Net loss attributable to ordinary shares not subject to possible redemption	$(386,188)	$(27,124)	$(413,312)

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption	2,365,902	1,437,500	1,906,195

Net loss per ordinary share, excluding shares subject to possible redemption	$(0.16)	$(0.02)	$(0.22)

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

 (a corporation in the development stage)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from April 6, 2011 (inception) to March 31, 2013

	Ordinary shares		Additional paid-in capital	Deficit accumulated during the development stage	Total Shareholders’ equity
	Shares	Amount

Sale of ordinary shares to Sponsor on April 6, 2011 at approximately $ 0.022 per share (Note 4)	1,150,000	$-	$25,000	$-	$25,000

Net loss attributable to ordinary shares not subject to possible redemption	-	-	-	(27,124)	(27,124)

Balances as of March 31, 2012 (Audited)	1,150,000	-	25,000	(27,124)	(2,124)

Share increase as a result of a 1.25 for 1 forward stock split	287,500	-	-	-	-

Sale on July 25 and July 26, 2012, of 5,750,000 units through public offering at $8 per unit (including 4,432,984 shares subject to possible redemption)	5,750,000	-	46,000,000	-	46,000,000

Underwriter's discount and offering expenses	-	-	(1,946,225)	-	(1,946,225)

Warrant liability	-	-	(5,919,200)	-	(5,919,200)

Proceeds from issuance of warrants	-	-	2,410,000	-	2,410,000

Proceeds subject to possible redemption of 4,394,533 ordinary shares at redemption value	(4,394,533)	-	(35,569,574)	413,312	(35,156,262)

Net loss attributable to ordinary shares not subject to possible redemption	-	-	-	(386,188)	(386,188)

Balances as of March 31, 2013 (Audited)	2,792,967	-	5,000,001	-	5,000,001

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Year ended March 31, 2013	Period from April 6, 2011 (inception) to March 31, 2012	Period from April 6, 2011 (inception) to March 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss for the period	(386,188)	(27,124)	(413,312)
Adjustments to reconcile net income to net cash used in operating activities:
Increase in fair value of warrant liability	105,700	-	105,700
Increase in fair value of Trust Fund	(13,666)	-	(13,666)
Change in operating liabilities:
Prepaid expenses	(10,466)	-	(10,466)
Accrued expenses	128,097	-	128,097
Deferred legal fees	100,000	-	100,000
Net cash used in operating activities	(76,523)	(27,124)	(103,647)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed to Trust Fund	(46,000,000)	-	(46,000,000)
Net cash used in investing activities	(46,000,000)	-	(46,000,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	53,664	(53,664)	-
Proceeds from sale of ordinary shares to Sponsor	-	25,000	25,000
Proceeds from note and advances payable to affiliate	(55,940)	55,940	-
Proceeds from issuance of warrants	2,410,000	-	2,410,000
Portion of net proceeds from sale of units through Public offering allocable to shares subject to possible redemption	39,078,774	-	39,078,774
Net proceeds from sale of units through public offering allocable to shareholders' equity	4,975,001	-	4,975,001
Net cash provided by financing activities	46,461,499	27,276	46,488,775

Net increase in cash	384,976	152	385,128
Cash beginning of period	152	-	-
End of period	385,128	152	385,128

SUPPLEMENTAL SCHEDULE FOR NON-CASH FINANCING ACTIVITIES
Deferred offering costs included in accrued offering costs	-	8,836	8,836
Deferred legal fees	100,000	-	100,000
Adjustment for warrant liability in connection with the public offering	5,919,200	-	5,919,200

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

Sponsor

The Company’s sponsors are Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P., the general partner of each of aforementioned funds is Infinity-CSVC Partners, Ltd., a Cayman Islands exempted company (the “Sponsor”).

Fiscal Year End

The Company has selected March 31 as its fiscal year end.

Business Purpose

The Company was formed to effect a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”).

Financing

The registration statement for the Company’s initial public offering was declared effective on July 19, 2012. On July 25, 2012, the Company consummated a public offering of 5,000,000 units (the “Public Units”) (the “Public Offering” – Note 3).  Each Unit consists of one ordinary share, no par value (“Ordinary Shares”), and one redeemable Ordinary Share purchase warrant (the “Public Warrant”). The Ordinary Shares sold as part of the units in the Public Offering are referred herein as “Public Shares.” On July 25, 2012, the Company completed a private placement of 4,400,000 Warrants to the initial investors and the lead underwriter (the “Private Placement Warrants”).  The Company received gross proceeds of $42,200,000 before deducting underwriters’ compensation of $1,400,000, and including $2,200,000 received for the purchase of the 4,400,000 Private Placement Warrants by the sponsors and the lead underwriter, Early BirdCapial, Inc ("EBC").

On July 26, 2012, the underwriters of the Public Offering exercised in full their option (the “Over-Allotment Option”) to purchase up to an additional 750,000 Units (the “Over-Allotment Units”) for additional gross proceeds of $6,000,000 (before deduction of underwriters compensation of $210,000) to the Company. Simultaneously with the closing of the Over-Allotment Option, the Company consummated the private sale of an additional 420,000 Private Placement Warrants (together with the sale of the 4,400,000 Private Placement Warrants, the “Private Placement”).

After giving effect to the Public Offering, the sale of the Over-Allotment Units and the Private Placement, a total of 7,187,500 Ordinary Shares (including 5,750,000 public shares and 1,437,500 shares held by the Company’s initial shareholders) and 10,570,000 Warrants (including 5,750,000 public warrants and 4,820,000 Private Placement Warrants) are outstanding. Of the proceeds from the Public Offering, the sale of the Over-Allotment Units and the Private Placement, a total of $46,000,000 (or $8.00 per public share) was initially placed in a trust account (the “Trust Account”) established for the benefit of the Company’s public shareholders.

The proceeds placed into the Trust Account may be invested only in any of (i) U.S. Treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. Treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. Treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Act”), as determined by the Company and, with respect to option (iii) above, accompanied by an opinion of counsel reasonably satisfactory to EBC that such investment would not cause the Company to be an investment company under the Act. The Trust Account is held overseas and maintained by Continental Stock Transfer & Trust Company, acting as trustee. At March 31, 2013 all proceeds in the trust account were held in USA Treasury Bills.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations- (continued)

Except for a portion of the interest income from trust fund that may be released to the Company to pay any taxes and to fund the Company’s working capital requirements, none of the funds held in trust will be released from the Trust Account until the earlier of: (i) the consummation of an Initial Business Combination within 18 months from the closing of the Public Offering (or 21 months from the closing of the Public Offering, if a definitive acquisition agreement is executed within 18 months but the Initial Business Combination has not been consummated within such period) and (ii) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate an Initial Business Combination within the applicable period.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and Private Placement, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating an Initial Business Combination.

The Company’s initial shareholders, officers and directors have agreed that the Company will only have until January 25, 2014 to consummate its Initial Business Combination (or April 25, 2014, if the Company has entered into a definitive agreement for, but has not yet consummated, its Initial Business Combination with a target business by January 25, 2014). If the Company does not consummate its Initial Business Combination within this period of time, it will (i) as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to the public shareholders by way of redemption and cease all operations except for the purposes of winding up its affairs. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up. The initial shareholders have waived their rights to participate in any redemption with respect to their initial shares. However, if the initial shareholders or any of the Company’s officers, directors or affiliates acquire Ordinary Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not consummate its Initial Business Combination within the required time period. In the event of such distribution, it is possible the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Public Offering.

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

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations- (continued)

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

Regardless of whether the Company holds a shareholder vote or a tender offer in connection with an Initial Business Combination, a public shareholder will have the right to redeem their Public Shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable and amounts released to fund working capital requirements. As a result, such Ordinary Shares are recorded at redemption/tender value and classified as temporary equity as of the completion of the Public Offering, in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

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

In the event of liquidation, it is possible the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the Public Warrants discussed in Note 3).

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The Company has neither engaged in any operations nor generated any income to date. All activity through March 31, 2013 relates to the Company’s formation and the Public Offering and since consummation of the Public Offering, the search for a prospective target business with which to complete an Initial Business Combination. The Company will not generate any operating revenues until after completion of an Initial Business Combination, at the earliest. The Company may generate non-operating income in the form of interest income from the designated Trust Account.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing net loss per share by the weighted average number of Ordinary Shares outstanding, plus to the extent dilutive, the incremental number of Ordinary Shares to settle warrants held by the Sponsor and the Public (see Note 4), as calculated using the treasury stock method. As the Company reported a net loss for all periods presented in the accompanying interim statements of operations, the effect of the 10,570,000 warrants (including 4,820,000 Private Placement Warrants issued to the Sponsor and lead underwriter in the private placement), have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies- (continued)

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

Income Taxes

The Company was incorporated in the British Virgin Islands, and as such, is not subject to corporate income taxes. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of March 31, 2013. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended March 31, 2013. The Company is subject to income tax examinations by major taxing authorities since inception.

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

Warrant Liability

The Company accounts for the 10,570,000 warrants issued in connection with its Offering (consisting of 5,750,000 warrants issued in the Offering and the 4,820,000 Sponsor Warrants) in accordance with the guidance contained in 815-40-15-7D, “Contracts in Entity's Own Equity” whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. Management used the quoted market price for the valuation of the warrants to determine the warrant liability to be $6,024,900 as of March 31, 2013. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's statement of operations.

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

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies- (continued)

Redeemable ordinary shares

As discussed in Note 1, all of the 5,750,000 Public Shares contain a redemption feature which allows for the redemption of such shares under the Company's liquidation or tender offer/shareholder approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its memorandum and articles of association provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (shareholders' equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares shall be affected by charges against the par value of common stock and retained earnings, or in the absence of retained earnings, by charges against paid-in capital in accordance with ASC 480-10-S99.

Accordingly, at March 31, 2013, 4,394,533 of the 5,750,000 public shares are classified outside of permanent equity at their redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable (approximately $8.00 at March 31, 2013).

3. Public Offering

Public Units

On July 25, 2012, the Company sold 5,000,000 Public Units at a price of $8.00 per unit. Each Public Unit consists of one Public Share and one Public Warrant to purchase one Ordinary Share. On July 26, 2012, the Company sold an additional 750,000 Public Units at a price of $8.00 per unit. See footnote 1 for a discussion of the "Public Offering".

On September 14, 2012, the Company, announced that EBC notified it that commencing September 20, 2012, the holders of the Company’s Public Units may elect to separately trade the Ordinary Shares and Public Warrants underlying such Public Units. Those Public Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “INXBU” and each of the underlying Ordinary Shares and Warrants will trade under the symbols “INXB” and “INXBW”, respectively. Holders of Public Units will need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Public Units into Ordinary Shares and Public Warrants.

Public Warrant Terms and Conditions:

Exercise Conditions  — Each Public Warrant entitles the holder to purchase from the Company one Ordinary Share at an exercise price of $7 per share commencing on the later of the completion of an Initial Business Combination and July 25, 2013, provided that the Company has an effective registration statement under the Securities Act of 1933, as amended, covering the Ordinary Shares issuable upon exercise of the Public Warrants and such shares are registered or qualified under the securities laws of the state of residence of the exercising holder. The Public Warrants expire three years from the date of the completion of the Company’s Initial Business Combination, unless earlier redeemed. The Public Warrants will be redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the Ordinary Shares exceeds $10.50 per share for any 20 trading days within a 30-trading day period. If the Public Warrants are redeemed by the Company, management will have the option to require all holders that wish to exercise such warrants to do so on a cashless basis.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

3. Public Offering- (continued)

Registration Risk  — In accordance with a warrant agreement relating to the Public Warrants, the Company will be required to use its best efforts to maintain the effectiveness of a registration statement relating to the Ordinary Shares issuable upon exercise of the Public Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event a registration statement is not effective at the time of exercise, the holders of such Public Warrants shall not be entitled to exercise such Public Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle or cash settle the Public Warrants. Consequently, the Public Warrants may expire unexercised, unredeemed and worthless, and an investor in the Public Offering may effectively pay the full unit price solely for the ordinary shares included in the Public Units.

Accounting  — Management has determined, in accordance with the guidance contained in 815-40-15-7D, “Contracts in Entity's Own Equity” whereby under that provision the Public Warrants, Sponsor Warrants or EBC Warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period.

Underwriting Agreement  — The Company paid an underwriting discount of 3.5% of the Public Unit offering price to the underwriters at the closing of the Public Offering (an aggregate of $1,610,000). The Company also issued a unit purchase option, for $100, to EBC or its appointees or its designees, to purchase 500,000 units at an exercise price of $8.80 per unit. The unit purchase option is exercisable commencing on the later to occur of the consummation of the Initial Business Combination and July 19, 2013 and expires July 19, 2017. The units issuable upon exercise of this option are identical to the units sold in the Public Offering. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was approximately $1,105,719 (or $2.21 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 0.27% and (3) expected life of five years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The holder of the unit purchase option is entitled to certain demand and piggy-back registration rights. The Company has no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option is not entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

The Company has engaged EBC on a non-exclusive basis, to act as its advisor and investment banker in connection with its Initial Business Combination to provide it with assistance in negotiating and structuring the terms of its Initial Business Combination. The Company will pay EBC a cash fee of $860,000 for such services upon the consummation of its Initial Business Combination.

4. Related Party Transactions

Founder Shares  — In April 2011, the Sponsors purchased 1,150,000 ordinary shares as adjusted, (the “Founder Shares”) for $25,000, or approximately $0.022 per share. On May 24, 2012, the Company effectuated a 1.25-for-1 forward split of the outstanding Ordinary Shares, leaving the sponsors and initial shareholders with 1,437,500 founder shares.

Forfeiture  — The Founder Shares included 187,500 Ordinary Shares that were subject to forfeiture if and to the extent the underwriters’ over-allotment option was not exercised, so that the initial shareholders would own 20% of the Company’s issued and outstanding shares after the Public Offering. On July 26, 2012 the over-allotment option was exercised in full and therefore no such shares are subject to forfeiture.

Rights  — The Founder Shares are identical to the Ordinary Shares included in the Public Units sold in the Public Offering except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the initial shareholders have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares they purchase in connection with the Initial Business Combination and have also waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination within 18 (or 21) months from the closing of the Public Offering.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions- (continued)

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

Sponsor and EBC Warrants  — On July 25, 2012, the Sponsors and EBC purchased an aggregate of 4,000,000 and 400,000 warrants, respectively (the “Sponsor Warrants” and “EBC Warrants”, respectively) at $0.50 per warrant (for an aggregate purchase price of $2,200,000) from the Company on a private placement basis simultaneously with the closing of the Public Offering. On July 26,2012 the Sponsors and EBC purchased an aggregate of 381,818 and 38,182 warrants, respectively at $0.50 per warrant (for an aggregate purchase price of $210,000) from the Company on a private placement basis simultaneously with the closing of the over-allotment closing.

Exercise Conditions  — Each Sponsor Warrant and EBC Warrant is exercisable into one ordinary share at $7 per share. The proceeds from the Sponsor Warrants and EBC Warrants were added to the proceeds from the Public Offering held in the Trust Account. The Sponsor Warrants and EBC Warrants are identical to the Public Warrants except that (a) the Sponsor Warrants and EBC Warrants and any Public Warrants purchased by the Sponsors or their affiliates (i) will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are held by the initial purchasers or their affiliates, and (ii) will be subject to certain transfer restrictions described in more detail below, and (b) the period during which the EBC Warrants are exercisable may not be extended beyond five years from the effective date of the registration statement of which this prospectus forms a part. The purchasers have agreed that the Sponsor Warrants and EBC Warrants will not be sold or transferred by them (except to certain permitted transferees) until after the Company has completed the Initial Business Combination.

Accounting  — Management has determined, in accordance with the guidance contained in 815-40-15-7D, “Contracts in Entity's Own Equity” whereby under that provision the Sponsor Warrants, EBC Warrants, or the Public Warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period.

Disposition Restrictions

The initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares (except in limited circumstances to permitted assigns) until the earlier of (1) one year after the completion of its Initial Business Combination and (2) the date on which the Company consummate a liquidation, share exchange, share reconstruction and amalgamation, or other similar transaction after its Initial Business Combination that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-Up Period”). Notwithstanding the foregoing, if the Company’s share price reaches or exceeds $9.60 for any 20 trading days within at least one 30-trading day period during the Lock-Up Period, 50% of the Founder Shares will be released from the lock-up and, if the Company’s share price reaches or exceeds $12.00 for any 20 trading days within at least one 30-trading day period during such Lock Up Period, the remaining 50% of the Founder Shares shall be released from the lock-up. The Sponsor has agreed not to transfer, assign or sell any of the Sponsor Warrants including the Ordinary Shares issuable upon exercise of the Sponsor Warrants until after the completion of an Initial Business Combination.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions- (continued)

Registration Rights

The holders of the Founder Shares, Sponsor Warrants, EBC Warrants and warrants that may be issued upon conversion of working capital loans (and the Ordinary Shares underlying all of such warrants) have registration rights to require the Company to register a sale of any of the securities held by them pursuant to a registration rights agreement signed on July 19, 2012. These holders are entitled to make up to three demands (or one demand in the case of the EBC Warrants), excluding short form demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, upon the earlier of (1) one year after the completion of the Company’s Initial Business Combination or (2) the date (1) one year after the completion of the Company’s Initial Business Combination or (2) the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction after the Company’s Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the Sponsor Warrants and EBC Warrants and the respective Ordinary Shares underlying such warrants, after the completion of the Company’s Initial Business Combination. Notwithstanding the foregoing, in the event the sales price of the Company’s Ordinary Shares reaches or exceeds $9.60 for any 20 trading days within any 30-trading day period during such one year period, 50% of the Founder Shares shall be released from the lock-up and, if the sales price of the Company’s shares reaches or exceeds $12.00 for any 20 trading days within any 30-trading day period during such one year period, the remaining 50% of the Founder Shares shall be released from the lock-up. In addition, members of the Company’s Sponsor and the underwriters have agreed not to, subject to certain limited exceptions, transfer, assign or sell any of the Sponsor Warrants or EBC Warrants (including the Ordinary Shares issuable upon exercise of such Warrants) until after the completion of the Initial Business Combination. The Company will bear the costs and expenses of filing any such registration statements.

Administrative Services

The Company has agreed pay $10,000 per month for up to 21 months for office space, utilities and secretarial and administrative services to Infinity-C.S.V.C. Management Ltd, an affiliate of the Company’s sponsors. Services commenced July 20, 2012 and will terminate upon the earlier of (i) the consummation of an Initial Business Combination or (ii) the liquidation of the Company.

Note and advances Payable

In April, 2011, the Company issued an unsecured promissory note for $45,000 to the Sponsors and received from the Sponsors advances in the amount of $93,265; proceeds from the loan and the advances were used to fund a portion of the organizational and offering expenses owed by the Company to third parties. The principal balances of the loan and the advances are repayable on the earlier of (i) the date of the consummation of the Public Offering or (ii) September 30, 2012. The principal balance was pre-payable without penalty at any time in whole or in part. No interest accrued on the unpaid principal balance of the loan and the advances. The loan and the advances were due and payable upon the consummation of the Public Offering. As at March 31, 2013, the loan and the advances have been paid.

5. Shareholders’ Equity

Ordinary Shares  — The Company has unlimited Ordinary Shares authorized. Holders of the Company’s Ordinary Shares are entitled to one vote for each Ordinary Share. At March 31, 2013, there were 2,792,488 Ordinary Shares outstanding (excluding 4,394,533 shares subject to possible redemption).

Preferred Shares  — The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by Board of Directors. At March 31, 2013 the Company has not issued any preferred shares.

6. Commitments

The Company has committed to pay its attorneys a deferred legal fee of $100,000 upon the consummation of the Initial Business Combination relating to services performed in connection with the Public Offering. This amount has been accrued in the accompanying balance sheet.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions- (continued)

7. Fair Value Measurement

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2013, and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

Fair Value of Financial Assets as of March 31, 2013

Description	Balances, at March 31, 2013	Quoted Prices in Active Markets (level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$46,013,666	$46,013,666	-	-
Liabilities:
Warrant liability	$6,024,900	$6,024,900	-	-
Total	$39,988,766	$39,988,766	-	-

The fair values of the Company’s investments held in the Trust Account are determined through market, observable and corroborated sources. Under the terms of the trust there was an increase in fair value of $13,666 as of March 31,2013.

